     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1997.

                                                      REGISTRATION NO. 333-22933
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              STAFF LEASING, INC.
             (Exact name of Registrant as Specified in its Charter)

           FLORIDA                            7363                           65-0735612
 (State or Other Jurisdiction     (Primary Standard Industrial            (I.R.S. Employer
              of                   Classification Code Number)          Identification No.)
Incorporation or Organization)

                       600 301 BOULEVARD WEST, SUITE 202
                            BRADENTON, FLORIDA 34205
                                 (941) 748-4540

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                             ---------------------
                               RICHARD A. GOLDMAN
                                   PRESIDENT
                              STAFF LEASING, INC.
                       600 301 BOULEVARD WEST, SUITE 202
                            BRADENTON, FLORIDA 34205
                                 (941) 748-4540
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                             ---------------------
                          COPIES OF COMMUNICATIONS TO:

               G. WILLIAM SPEER, ESQ.                                     RICHARD A. BOEHMER, ESQ.
       POWELL, GOLDSTEIN, FRAZER & MURPHY LLP                               O'MELVENY & MYERS LLP
                   SIXTEENTH FLOOR                                          400 SOUTH HOPE STREET
             191 PEACHTREE STREET, N.E.                              LOS ANGELES, CALIFORNIA 90071-2899
               ATLANTA, GEORGIA 30303                                          (213) 669-6000
                   (404) 572-6600

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================================
                                                                   PROPOSED               PROPOSED
                                             AMOUNT                MAXIMUM                MAXIMUM
       TITLE OF EACH CLASS OF                TO BE              OFFERING PRICE           AGGREGATE             AMOUNT OF
    SECURITIES TO BE REGISTERED            REGISTERED             PER SHARE            OFFERING PRICE      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value........    4,600,000(1)(2)             $18.00              $82,800,000           $25,091(3)
=============================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.
(2) Includes 600,000 shares subject to the Underwriters' over-allotment option.
(3) Previously paid.
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


PROSPECTUS         SUBJECT TO COMPLETION, DATED JUNE 23, 1997


                               4,000,000 SHARES                 [STAFF LEASING,
                              STAFF LEASING, INC.                    INC. LOGO]
                                 COMMON STOCK

                          ---------------------------
     Of the 4,000,000 shares of common stock ("Common Stock") offered hereby (the "Offering"), 3,500,000 are being sold by Staff Leasing, Inc. ("Staff Leasing" or the "Company") and 500,000 are being sold by the Selling Shareholder. See "Principal and Selling Shareholders." Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $15.00 and $17.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "STFF," subject to official notice of issuance.
                          ---------------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
           SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                          ---------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=============================================================================================================
                                                     UNDERWRITING                           PROCEEDS TO THE
                                    PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                     PUBLIC         COMMISSIONS(1)        COMPANY(2)          SHAREHOLDER
-------------------------------------------------------------------------------------------------------------
Per Share....................          $                   $                   $                   $
-------------------------------------------------------------------------------------------------------------
Total(3).....................          $                   $                   $                   $
=============================================================================================================

(1) The Company and the Selling Shareholders (as defined below) have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting estimated expenses of $1,300,000, payable by the Company.
(3) The Company and certain shareholders, including the Selling Shareholders (the "Selling Shareholders"), have granted the Underwriters a 30-day option to purchase up to 600,000 additional shares of Common Stock on the same terms and conditions as set forth above, solely to cover over-allotments, if any. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to
     Company and Proceeds to the Selling Shareholders will be $          ,
     $          , $          and $          , respectively. See "Underwriting"
     and "Principal and Selling Shareholders."
                          ---------------------------
     The shares of Common Stock offered by this Prospectus are offered by the Underwriters, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the certificates representing the shares of Common Stock will be made at the offices
of Lehman Brothers Inc., New York, New York, on or about             , 1997.
                          ---------------------------

LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                                SECURITIES CORPORATION

                                                           MONTGOMERY SECURITIES

             , 1997

                      [MAP SHOWING LOCATION OF COMPANY OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company intends to distribute to its shareholders annual reports containing audited financial statements and will make available copies for quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information, including "Risk Factors" appearing elsewhere in this Prospectus, and the financial statements and notes thereto. Unless the context otherwise requires, the information set forth in this Prospectus gives effect to the proposed transactions described herein under "The Reorganization," and the term "Company" refers to Staff Leasing, Inc. and to Staff Capital, L.P. (the "Partnership") and its consolidated partnerships after giving effect to such transactions. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

     Staff Leasing, Inc. ("Staff Leasing" or the "Company") is the largest professional employer organization ("PEO") in the United States. As of March 31, 1997, the Company served over 8,000 clients with over 92,000 worksite employees, principally in Florida, Texas and Georgia. The Company believes that it has more than twice the number of clients and worksite employees as any PEO competitor and that its 1996 revenues of $1.4 billion exceeded the PEO revenues of any competitor by more than $500 million.

     Staff Leasing provides its clients with a broad range of services, including payroll administration, risk management, benefits administration, unemployment services and human resource consulting services. The Company's clients are typically small to medium-sized businesses with between five and 100 employees. Based upon data provided by the U.S. Small Business Administration, this segment of the U.S. economy is estimated by the Company to consist of six million businesses, with 53 million employees and $1.3 trillion in annual wages, and is projected to be a major source of employment growth in the U.S. economy. The Company's revenues have increased annually since its inception in 1984 and, during the last three years, have increased from $735.8 million in 1994 to $1.4 billion in 1996.

     Staff Leasing's services are designed to improve the productivity and profitability of its clients' businesses by:

     - Allowing managers of these businesses to focus on revenue producing activities by relieving them of the time-consuming burdens associated with employee administration;

     - Helping these businesses to better manage certain employment-related risks, including those associated with workers' compensation and state unemployment taxes;

     - Improving the cash management of these businesses with respect to payroll-related expenses; and

     - Enabling these businesses to attract and retain employees by providing health and retirement benefits to worksite employees on a cost-effective and convenient basis.

     In providing these services, Staff Leasing becomes a co-employer of the worksite employees. Employment-related liabilities are contractually allocated between the Company and the client. The Company assumes responsibility for and manages the risks associated with: (i) worksite employee payroll; (ii) workers' compensation insurance coverage; and (iii) compliance with certain employment-related governmental regulations that can be effectively managed away from the client's business. The client retains the worksite employees' services in its business and remains responsible for compliance with other employment-related governmental regulations that are more closely related to worksite employee supervision. The service fee charged by Staff Leasing to its clients covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services. This service fee is invoiced together with salaries and wages of the worksite employees and the client's portion of health and retirement benefit plan costs.

     The Company was unprofitable in 1995 and 1996, with net losses of $24.9 million and $3.9 million, respectively, due in large part to subsidies of its health benefit plans. The Company has taken significant actions to reposition itself for future profitability, to enhance the quality of its services and to implement its growth strategy. These actions include: (i) changing health benefit providers effective January 1, 1997, increasing premiums and redesigning its health benefit plans, all in order to reduce the level of subsidies (which subsidies were $20.6 million in 1995 and $10.1 million in 1996, and are expected to be progressively lesser amounts in 1997 and 1998); (ii) expanding its strategic alliance with Liberty Mutual Insurance Company ("Liberty Mutual") to reduce workers' compensation costs and to more effectively manage claims (effective January 1, 1997 the workers' compensation rate is 26.8% lower than the rate paid in 1996); (iii) investing in new technology to improve client service, increase processing capability and provide cost efficiencies; and (iv) attracting new senior management. The Company believes that these actions have addressed the major issues affecting the Company's profitability in 1995 and 1996.

     The Company believes that it has a number of key advantages which enable it to compete effectively in its target markets, including the following:

          Size and geographic concentration. At March 31, 1997, the Company served over 72,000 worksite employees in Florida. The Company's size and the geographic concentration of its business in Florida have enabled it to leverage its existing client base for referrals (the source of more than 40% of its new clients in 1996); capitalize on its vendor relationships; increase the productivity of its sales force and safety consultants; benefit from economies of scale in claims processing; attract regional health benefit providers that are looking for increased utilization of their provider networks; and establish other strategic alliances.

          Comprehensive risk management focus. The Company assumes employer-related risks with the addition of each new client. A critical focus of the Company's operations is the management of workers' compensation and state unemployment tax risks. Workers' compensation risk is managed by careful selection of clients, on-site loss prevention services by Staff Leasing's 27 safety consultants and sophisticated claims management. Unemployment tax risk is controlled, in part, through aggressive management of its state unemployment tax exposure.

          Strategic vendor alliances. The Company has entered into strategic alliances with two large vendors. The Company's workers' compensation insurance coverage is provided by Liberty Mutual, which is the largest workers' compensation insurance carrier in the United States. The coverage is provided under a fully insured, guaranteed cost arrangement, with no liability to the Company for costs in excess of the fixed rate paid to Liberty Mutual. This arrangement extends through December 31, 1999 and provides for: (i) a dedicated claims processing unit adjacent to the Company's headquarters; (ii) intensive training of the Company's safety consultants and risk assessors; and (iii) favorable rates and payment terms. In terms of premiums paid, Staff Leasing is Liberty Mutual's second largest client. The Company's group health benefit plans are provided by three Blue Cross/Blue Shield ("Blue Cross") entities in the states of Florida, Texas and Georgia on terms that allow the Company to better manage the costs of health benefits offered by it. Blue Cross/Blue Shield of Florida ("Blue Cross/Florida"), which is the largest health benefit provider in Florida, has also provided substantial marketing support to increase enrollment in the Company's Florida health benefit plan. In terms of the number of enrolled employees, Staff Leasing is Blue Cross/Florida's second largest client.

          Advanced technology infrastructure. The Company invested approximately $17.5 million in computer and telephone technology and related infrastructure in 1995 and 1996 to improve its service and provide operating efficiencies. This new infrastructure will provide additional operating leverage, enabling the Company to handle increasing levels of incoming calls and payroll processing with increasing levels of accuracy, without requiring substantial additions to its staff.

     Growth in the PEO industry has been significant. According to the National Association of Professional Employer Organizations ("NAPEO"), the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to approximately 2.0 million in 1995. Staffing Industry Analysts, Inc., an employee industry research firm, estimates that gross revenues in the PEO industry grew from $5.0 billion in 1991 to $17.6 billion in 1996, representing a compounded annual growth rate of approximately 29%.

     In order to take advantage of this opportunity, Staff Leasing is pursuing the following growth strategy:

          Increase the Company's penetration in its existing geographic markets. The Company believes that there is substantial potential for additional growth in its existing geographic markets. The Company views Florida as consisting of six distinct markets in which the Company co-employs from two percent to ten percent of the small to medium-sized business workforce. The Company believes that it has penetrated less than one percent of the small to medium-sized business markets in Texas and Georgia. In addition, these states have had relatively high growth in small to medium-sized business formation and employment. The Company intends to further leverage its existing client referral base, which was the source of approximately 41% of the Company's new clients during the eight months ended April 30, 1997, and to utilize its extensive branch network to take advantage of these opportunities.

          Establish branch offices in new states. The Company will enter new markets that possess favorable demographics, in terms of the number of potential clients within industries typically served by the Company, and a favorable regulatory environment with respect to PEOs and workers' compensation. The Company has demonstrated its ability to grow outside of its Florida base through its Texas expansion. In December 1994, the Company opened an office in Dallas, Texas and opened four additional offices in Texas in May 1995. With over 9,800 worksite employees co-employed by its Texas operations at March 31, 1997, the Company believes it is one of the three largest PEOs in that state. Branch offices opened in Texas generated monthly aggregate branch gross profits in excess of monthly aggregate direct branch expenses in less than 12 months after opening. The Company opened an office in Phoenix in May 1997, will open an office in Tucson in July 1997, and plans to open three additional offices in one or more states during the last half of 1997.

          Pursue strategic acquisitions. The Company believes the PEO industry is highly fragmented with, according to NAPEO, over 2,000 PEOs operating in the United States. The Company believes that its investment in infrastructure and its existing management resources will allow it to benefit from consolidation opportunities in its industry. The Company will consider strategic acquisitions of PEOs and related businesses to provide further penetration of its existing markets and to establish a base in new markets from which to operate and expand.

          Distribute new services and products. The Company believes it possesses unique direct access to, and information about, its clients and worksite employees. The Company believes it can distribute additional products and services, such as commercial and personal insurance, in a more convenient manner to its clients and worksite employees and on a more cost-effective basis than vendors of these services and products could were they to market them directly.

     Staff Leasing, Inc. is a Florida corporation which was organized in February 1997. Its principal executive offices are located at 600 301 Boulevard West, Bradenton, Florida 34205, and its telephone number is (941) 748-4540.

                                  THE OFFERING

Common Stock offered by the
  Company...........................     3,500,000 shares

Common Stock offered by the
  Selling Shareholder...............     500,000 shares

Common Stock to be outstanding
  after the Offering................     22,694,385 shares(1)

Use of proceeds.....................     To repay indebtedness outstanding under
                                         the Company's bank credit facility, to
                                         prepay certain capitalized lease
                                         obligations and to repurchase certain
                                         preferred limited partnership interests
                                         in the Partnership; The balance of the
                                         net proceeds will be used for general
                                         corporate purposes, which may include
                                         strategic acquisitions of PEOs and
                                         related businesses.

Nasdaq National Market symbol.......     STFF
---------------
(1) Excludes 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. The Company intends to grant options under this plan to all full time employees and non-management directors as of the date of consummation of the Offering, at an exercise price equal to the initial price to the public in the Offering, and estimates that approximately 555,000 options will be granted. Also excludes 1,352,253 shares of Common Stock issuable upon the exercise of warrants issued in the Reorganization, which have an exercise price of $7.24 per share. See "Management -- Stock Incentive Plan" and "The Reorganization."

                                  RISK FACTORS

     See "Risk Factors" beginning on page 9 for information that should be considered by prospective investors. Such risk factors include the potential for additional subsidies of the Company's health benefit plans; the geographic market concentration and the concentration of clients in the construction industry; the attrition of clients; termination of referral program; the volatility in workers' compensation insurance rates and unemployment tax; the failure to manage growth; possible loss of the qualified status of the Company's 401(k) retirement plan and failure of the cafeteria plan to meet certain tax requirements; the possible adverse application of certain Federal and state laws; dependence on key vendors; possible liability for client and employee actions; liability for worksite employee payroll and payroll taxes; state and local regulation of the PEO industry; competition and new market entrants; dependence on key personnel; risks associated with expansion into additional states; anti-takeover effects of certain charter and bylaw provisions and Florida law; control by existing shareholders; absence of a prior trading market and potential volatility of stock price; shares eligible for future sale; and dilution to new investors.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

     The following table sets forth certain selected historical financial and operating data of the Company as of the dates and for the periods indicated. The Company was formed in November 1993 to acquire six related entities (collectively, the "Predecessor"). The entities comprising the Predecessor all operated as S-corporations under the Internal Revenue Code of 1986, as amended (the "Code"). The Partnership has operated as a limited partnership for all periods presented. After the Offering, the Company will operate as a C-corporation under the Code. The statement of operations data for the three months ended March 31, 1996 and 1997 and the pro forma balance sheet data as of March 31, 1997 are derived from unaudited financial statements of the Company that, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the information set forth therein. The results for the three-months ended March 31, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the full year. The following selected financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                   THE PREDECESSOR                             THE COMPANY
                              --------------------------   ---------------------------------------------------
                                               FOR THE        FOR THE
                                               PERIOD          PERIOD
                              FOR THE YEAR   JANUARY 1,     NOVEMBER 6,
                                 ENDED         1993 TO        1993 TO        FOR THE YEARS ENDED DECEMBER 31,
                              DECEMBER 31,   NOVEMBER 5,    DECEMBER 31,    ----------------------------------
                                  1992          1993            1993          1994        1995         1996
                              ------------   -----------   --------------   --------   ----------   ----------
                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
  Revenues..................    $235,043      $354,634        $83,553       $735,763   $1,091,588   $1,432,131
  Cost of services:
    Salaries, wages and
      payroll taxes.........     207,761       312,272         73,580        657,534      975,887    1,283,787
    Benefits, workers'
      compensation, state
      unemployment taxes and
      other costs...........      19,592        26,980          6,071         46,194       83,664       88,839
                                --------      --------        -------       --------   ----------   ----------
        Total cost of
          services..........     227,353       339,252         79,651        703,728    1,059,551    1,372,626
                                --------      --------        -------       --------   ----------   ----------
  Gross profit..............       7,690        15,382          3,902         32,035       32,037       59,505
  Operating expenses:
    Salaries, wages and
      commissions...........       3,179         7,959          1,592         15,537       29,674       37,264
    Other general and
      administrative........       4,953         3,598          1,119          6,836       19,420       19,528
    Depreciation and
      amortization..........         217           257            193          1,307        3,219        3,154
                                --------      --------        -------       --------   ----------   ----------
        Total operating
          expenses..........       8,349        11,814          2,904         23,680       52,313       59,946
                                --------      --------        -------       --------   ----------   ----------
  Operating income (loss)...        (659)        3,568            998          8,355      (20,276)        (441)
  Interest (income)
    expense.................        (115)         (104)           294          3,448        4,764        3,401
  Other expenses (income)...          68        (1,244)            11             95          (98)          23
                                --------      --------        -------       --------   ----------   ----------
  Net income (loss).........    $   (612)     $  4,916            693          4,812      (24,942)      (3,865)
                                ========      ========
  Fixed return amount on
    preferred partnership
    interests...............                                      (28)          (164)          --       (1,772)
                                                              -------       --------   ----------   ----------
  Net income (loss)
    attributable to common
    limited partnership
    interests. .............                                  $   665       $  4,648   $  (24,942)  $   (5,637)
                                                              =======       ========   ==========   ==========
  Pro forma net income
    (loss) per share
    attributable to common
    shareholders(1).........                                                                        $     (.28)(2)
                                                                                                    ==========
  Pro forma weighted average
    common shares (in
    thousands)(1)...........                                                                            19,935(2)
                                                                                                    ==========

                                   THE COMPANY
                              ---------------------

                              FOR THE THREE MONTHS
                                 ENDED MARCH 31,
                              ---------------------
                                1996        1997
                              ---------   ---------

STATEMENT OF OPERATIONS
  DATA:
  Revenues..................   $324,720    $402,455
  Cost of services:
    Salaries, wages and
      payroll taxes.........    290,638     362,837
    Benefits, workers'
      compensation, state
      unemployment taxes and
      other costs...........     20,793      19,723
                               --------    --------
        Total cost of
          services..........    311,431     382,560
                               --------    --------
  Gross profit..............     13,289      19,895
  Operating expenses:
    Salaries, wages and
      commissions...........      8,956      10,239
    Other general and
      administrative........      4,245       5,387
    Depreciation and
      amortization..........        756         845
                               --------    --------
        Total operating
          expenses..........     13,957      16,471
                               --------    --------
  Operating income (loss)...       (668)      3,424
  Interest (income)
    expense.................      1,016         675
  Other expenses (income)...         11          38
                               --------    --------
  Net income (loss).........     (1,695)      2,711

  Fixed return amount on
    preferred partnership
    interests...............        (60)       (655)
                               --------    --------
  Net income (loss)
    attributable to common
    limited partnership
    interests. .............   $ (1,755)   $  2,056
                               ========    ========
  Pro forma net income
    (loss) per share
    attributable to common
    shareholders(1).........               $   0.11(3)
                                           ========
  Pro forma weighted average
    common shares (in
    thousands)(1)...........                 19,935(3)
                                           ========

                                            (footnotes appear on following page)

                                        THE PREDECESSOR                                    THE COMPANY
                                   --------------------------   -----------------------------------------------------------------
                                                    FOR THE        FOR THE
                                                    PERIOD          PERIOD                                         FOR THE THREE
                                   FOR THE YEAR   JANUARY 1,     NOVEMBER 6,      FOR THE YEARS ENDED DECEMBER        MONTHS
                                      ENDED         1993 TO        1993 TO                    31,                 ENDED MARCH 31,
                                   DECEMBER 31,   NOVEMBER 5,    DECEMBER 31,    ------------------------------   ---------------
                                       1992          1993            1993         1994       1995        1996      1996     1997
                                   ------------   -----------   --------------   -------   ---------   --------   ------   ------
                                                                       (DOLLARS IN THOUSANDS)
STATISTICAL AND OPERATING DATA:
    Worksite employees at period
      end........................     18,284        29,861          31,888        50,848      73,116     86,000   77,089   92,463
    Clients at period end........      1,960         3,436           3,626         5,242       6,490      7,511    6,711    8,073
    Average number of worksite
      employees per client at
      period end.................       9.33          8.69            8.79          9.70       11.27      11.45    11.49    11.45
    Capital expenditures.........     $  682        $  614          $   34        $  751    $ 11,619    $ 5,923   $  958   $  858

                                                                     MARCH 31, 1997
                                                              -----------------------------
                                                              PRO FORMA(4)   AS ADJUSTED(5)
                                                              ------------   --------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
  Total assets..............................................    $ 73,084        $84,200
  Long-term capital leases, including current portion.......       3,241             --
  Long-term borrowings, including current portion...........      16,450             --
  Shareholders' equity (deficit)............................    $(33,758)       $15,743

---------------

(1) Pro forma net income (loss) per share attributable to common shareholders and pro forma weighted average shares outstanding for the periods presented are calculated after giving effect to the Reorganization. See "The Reorganization." In connection with the Reorganization, the Company will issue 19,194,385 shares of Common Stock and warrants to acquire 1,352,253 shares of Common Stock, at an exercise price of $7.24 per share. Pro forma weighted average common shares have been calculated using the treasury stock method. Pursuant to the rules of the Securities and Exchange Commission, the warrants issued have been included as common stock equivalents in the calculation of weighted average shares outstanding.
(2) Assuming the Offering was consummated on January 1, 1996, the pro forma net loss per share attributable to common shareholders would have been $(.10) per share based upon pro forma weighted shares of 23,434,949.
(3) Assuming the Offering was consummated on January 1, 1997, the pro forma net income per share attributable to common shareholders would have been $.09 per share based upon pro forma weighted shares of 23,434,949.
(4) Assumes the Reorganization had occurred at March 31, 1997. See "The Reorganization."
(5) Assumes the Reorganization had occurred at March 31, 1997, as adjusted to give effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby (assuming an initial offering price of $16.00 per share, the midpoint of the filing range) and the application of the net proceeds therefrom. See "The Reorganization" and "Use of Proceeds."

                                  RISK FACTORS

     An investment in the Company involves a significant degree of risk. Prospective purchasers should carefully consider the factors set forth below, as well as the other information provided elsewhere in this Prospectus, before making any investment in the Common Stock. When used in this Prospectus, the words "anticipate," "estimate," "project," "expect" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. The factors discussed below and others elsewhere in this Prospectus may affect the Company's operations and the PEO industry in which it operates. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, projected or expected.

POTENTIAL FOR ADDITIONAL SUBSIDIES OF HEALTH BENEFIT PLANS

     The Company provided subsidies to its health benefit plans of $20.6 million and $10.1 million in 1995 and 1996, respectively. These subsidies related to a minimum premium arrangement with Provident Life and Accident Insurance Company ("Provident"), which was terminated December 31, 1996, pursuant to which the Company was obligated to reimburse Provident for the cost of the claims incurred by participants under the plans, plus the cost of plan administration. Subsidies arise when the foregoing costs exceed the premiums collected by the Company from the participants in its health benefit plans. The Company's current arrangement with Blue Cross/Florida for its worksite employees in Florida, and states other than Texas and Georgia, is also a minimum premium arrangement. The Company, in consultation with its actuarial consultants, William M. Mercer, Incorporated, currently estimates that it will provide progressively lesser subsidies to its health benefit plans in 1997 and 1998. The level of subsidies is affected, in part, by: (i) the trend in medical cost inflation; (ii) the ability of the Company to pass along price increases to the plan participants; (iii) the level of utilization of services by plan participants; (iv) the percentage of participants enrolled in managed care plans; and (v) the level of overall participation in the Company's health benefit plans, not all of which are predictable or within the Company's control. The Company has increased the premiums charged its clients and worksite employees with respect to such plans for 1996 and 1997; instituted more stringent enrollment qualifications; and otherwise restructured its health benefit offerings to reduce the magnitude of such subsidies. However, the Company and its carriers may not be successful in managing the cost of such plans. Accordingly, the subsidies provided by the Company to such plans may increase; may be greater than the Company's current estimates; and may have a materially adverse effect on the Company's financial condition, results of operations and liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
"Business -- Vendor Relationships -- Blue Cross/Blue Shield."

GEOGRAPHIC MARKET CONCENTRATION AND CONCENTRATION OF CLIENTS IN CONSTRUCTION INDUSTRY

     While the Company currently has offices in three states and worksite employees in 41 states, the Company's Florida operations accounted for approximately 95%, 91% and 82% of the Company's total worksite employee salaries and wages in 1994, 1995 and 1996, respectively. As a result of the size of the Company's base of worksite employees in Florida and anticipated continued growth from its Florida operations, the Company's profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. At present, the Florida economy is growing at a rate greater than the national average, and the regulatory posture in Florida towards the PEO industry and workers' compensation is favorable. However, any adverse change in either of these conditions could have a material adverse effect on the Company's profitability and growth prospects.

     In addition, 26% of the Company's revenues, accounting for more than half of its gross profits in 1996, were generated by clients in the construction industry. The level of activity in the construction market depends on many factors, including interest rates, availability of financing, demographic trends and economic outlook. Consequently, such level of activity is determined by factors that are not within the Company's control. A reduction in the level of activity in the construction industry within the markets in which the Company operates could have a material adverse effect on the Company's profitability and growth prospects.

ATTRITION OF CLIENTS

     The Company's standard agreement with its clients (the "Client Leasing Agreement") has an initial one-year term, but is subject to termination on 30 days' notice by either the Company or the client. As a result of the short-term nature of the Client Leasing Agreement, the Company is potentially vulnerable to attrition of clients. The Company's results of operations are dependent, in part, upon the Company's ability to replace those clients that terminate the Client Leasing Agreement. NAPEO's standard for measuring attrition is computed by dividing the number of clients lost during the period, by the sum of the number of clients at the beginning of the period plus the number of clients added during the period (the "Client Attrition Rate"). Based on this standard, the Company's Client Attrition Rate was 21.2% in 1994, 18.9% in 1995 and 26.4% in 1996. The Company believes that its increased rate of attrition in 1996 was the result, in part, of: (i) a significant increase in its health benefit plan premiums for the 1996 plan year; (ii) slowness in health claims payments by its former healthcare provider during late 1995 and the first half of 1996; (iii) its efforts to audit its client base with respect to workers' compensation classification coding during late 1995 and early 1996, which caused service fees to rise for certain clients that were reclassified; and (iv) the changes that the Company implemented in late 1995 in its payroll processing operations when it initiated call center operations, which temporarily increased payroll errors and disrupted client relations. While the Company has taken certain actions to reduce the levels of client attrition, there can be no assurance that these actions will be successful. See "Business -- Clients -- Client Selection and Retention Strategy."

TERMINATION OF REFERRAL PROGRAM

     In April 1996, the Company entered a joint marketing agreement with Barnett Bank ("Barnett"). Under the terms of this agreement, Barnett referred its customers to Staff Leasing in return for a referral fee. From September 1, 1996 (when the Barnett program was implemented on a system-wide basis) through April 30, 1997, 402 new clients (approximately 12% of Staff Leasing's new clients obtained during such period) were obtained through Barnett referrals. This agreement will terminate on June 30, 1997. Pursuant to the terms of the agreement, Barnett is prohibited from entering into another referral agreement for the provision of employee leasing services with another entity before October 1, 1997. Barnett is also prohibited from disclosing the identity of the clients generated from Barnett referrals for a period of at least two years. While the Company has taken certain actions to redirect the activity of its Florida salesforce to emphasize direct client referrals, there can be no assurance that the Company's revenue growth will not be adversely affected by the termination of the Barnett client referral program.

VOLATILITY IN WORKERS' COMPENSATION INSURANCE RATES AND UNEMPLOYMENT TAX

     The Company's service fee includes components related to workers' compensation insurance coverage and state unemployment taxes. In 1996, approximately half of the Company's gross profits were derived from these components of the service fee. The Company's profitability and growth prospects are dependent upon its ability to provide these services at costs competitive with clients' stand-alone costs for such services, and on its direct costs in providing these services being less than the service fee component associated therewith. The rate charged for the Company's workers' compensation insurance has been fixed through December 31, 1999 pursuant to its agreement with Liberty Mutual. The Company currently operates in states, such as Florida, that have state-administered workers' compensation pricing structures. In these states, the most significant price component of workers' compensation rates is fixed by insurance regulatory agencies. The Company also operates in states, such as Texas, that do not have state-administered pricing, but where workers' compensation rates are subject to carrier-specific rate filings. Under either pricing system, a decline in workers' compensation rates would likely force the Company to lower its service fees in order to remain competitive. In January 1997, the Company reduced the service fees charged on average to its Florida clients in response to a reduction in workers' compensation rates in the State of Florida. In addition, a general reduction in state unemployment tax assessments could have a similar effect on the Company's service fee revenues. As such, the Company's profitability and growth prospects may be adversely affected.

FAILURE TO MANAGE GROWTH

     The Company has experienced significant growth, which has and will continue to place a significant strain on the Company's management, financial and operating resources. Failure to manage growth effectively could have a material adverse effect on the Company's financial condition or results of operations.

POSSIBLE LOSS OF QUALIFIED STATUS FOR CERTAIN TAX PURPOSES

     The Internal Revenue Service ("the IRS") is conducting a market segment study of the PEO industry (the "Market Segment Study") focusing on selected PEOs (not including the Company) in order to examine the relationship among PEOs, their clients, worksite employees and the owners of clients. If the IRS concludes that PEOs are not "employers" of certain worksite employees for purposes of the Code the tax qualified status of the Company's 401(k) retirement plan as in effect prior to April 1, 1997 (the date of inception of the Company's new redesigned 401(k) retirement plan) could be revoked, its "cafeteria plan" (which includes a flexible spending account allowing for payment of certain health and dependent care coverages with pre-tax payroll dollars) may lose its favorable tax status and the Company may no longer be able to assume its clients' Federal employment tax withholding obligations. If the loss of qualified tax status for such 401(k) retirement plan is applied retroactively, worksite employees' vested account balances would become taxable immediately to the worksite employees, the Company would lose its tax deduction to the extent the contributions were not vested, the plan trust would become a taxable trust and penalties could be assessed. In addition, if the cafeteria plan is not considered to meet the requirements of Section 125 of the Code, clients may become liable for failure to withhold income taxes and payroll taxes, failure to pay social security taxes and failure to report taxable income. In such events, the Company would face the risk of client dissatisfaction, as well as potential litigation, and its financial condition, results of operations and liquidity could be materially adversely affected. In addition, if the Company is required to report and pay employment taxes for the separate accounts of its clients rather than for its own account as a single employer, the Company could incur increased administrative burdens. The Company is unable to predict the timing or nature of the findings of the Market Segment Study or the ultimate outcome of such findings. See "Industry Regulation."

POSSIBLE ADVERSE APPLICATION OF CERTAIN FEDERAL AND STATE LAWS

     The Company's operations are affected by numerous Federal and state laws and regulations relating to employment matters, benefit plans and taxes. By entering into a co-employer relationship with its client, the Company assumes certain obligations and responsibilities of an employer under these laws. However, many of these laws (such as the Employee Retirement Income Security Act ("ERISA") and Federal and state employment tax laws) do not specifically address the obligations and responsibilities of non-traditional employers such as PEOs, and the definition of "employer" under these laws is not uniform. Many of the states in which the Company operates have not addressed the PEO relationship for purposes of compliance with applicable state laws governing the employer/employee relationship. In addition, from time to time, states have considered, and may in the future consider, imposing certain taxes on gross revenues or service fees of the Company and its competitors. If these Federal or state laws are ultimately adopted or applied in a manner unfavorable to the Company, such adoption or application could have a material adverse effect on the Company's results of operations and financial condition. See "Industry Regulation."

DEPENDENCE ON KEY VENDORS

     The Company's ability to offer competitive health benefit plans that cover worksite employees is critical to retaining existing and attracting new clients. The Company's current health benefit plans are provided by vendors with whom the Company has recently established relationships. While the Company believes that replacement plans could be obtained on competitive terms with other carriers, such replacement could cause a significant disruption to the Company's business, resulting in increased client dissatisfaction and attrition that could have a material adverse effect on the Company's results of operations or financial condition.

     The Company's workers' compensation policy provided by Liberty Mutual was initially issued in March 1994, renegotiated as of January 1, 1997 and does not expire until December 31, 1999. In the event the

Company is unable to renew or replace such policy on the same or more favorable terms, such failure could have a material adverse effect on the Company's results of operations or financial condition. See "Business -- Vendor Relationships."

LIABILITIES FOR CLIENT AND EMPLOYEE ACTIONS

     A number of legal issues remain unresolved with respect to the co-employment arrangement between a PEO and its client, including questions concerning the ultimate liability for violations of employment and discrimination laws. The Client Leasing Agreement establishes the contractual division of responsibilities between the Company and its client for various personnel management matters, including compliance with and liability under various governmental regulations. However, because the Company acts as a co-employer, the Company may be subject to liability for violations of these or other laws despite these contractual provisions, even if it does not participate in such violations. Although the Client Leasing Agreement provides that the client is to indemnify the Company for any liability attributable to the conduct of the client, the Company may not be able to effectively enforce such contractual indemnification. In addition, worksite employees may be deemed to be agents of the Company, subjecting the Company to liability for the actions of such worksite employees. See "Business -- Clients" and "Industry Regulation."

LIABILITY FOR WORKSITE EMPLOYEE PAYROLL AND PAYROLL TAXES

     In providing its services, the Company becomes a co-employer of worksite employees and assumes the obligations to pay the salaries, wages and related benefit costs and payroll taxes of such worksite employees. As a co-employer, the Company assumes such obligations as a principal, not merely as an agent of the client. The Company's obligations include responsibility for: (i) payment of the salaries and wages for work performed by worksite employees at the Federal minimum wage and overtime rates, regardless of whether the client makes timely payment to the Company; and (ii) payment of payroll withholding taxes, Federal and state unemployment taxes, and taxes due under the Federal Income Contribution Act ("FICA"), even if the client defaults in its payment to the Company. However, the Company retains the ability to immediately terminate the Client Leasing Agreement, as well as its relationship with the worksite employees, for failure to pay. In addition, the Company requires the owners of substantially all of its clients to personally guarantee the performance of the Client Leasing Agreement. There is no assurance, however, that such owners would financially be able to satisfy such guarantee obligations. During 1996, the Company recorded a total of approximately $651,000 in bad debt expense (including direct costs and the unpaid portion of the Company's service fees) on approximately $1.4 billion of total revenues. There can be no assurance that the Company's ultimate liability for worksite employee payroll and related tax costs will not have a material adverse effect on its results of operations or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

STATE AND LOCAL REGULATION OF THE PEO INDUSTRY

     The Company employs worksite employees in 41 states and is subject to regulation by various local and state agencies pertaining to a wide variety of employment-related laws. Many of these regulations were developed prior to the emergence of the PEO industry and do not specifically address non-traditional employers. While many states do not explicitly regulate PEOs, 16 states (including Florida and Texas) have passed laws that have licensing or registration requirements for PEOs and at least three states, including Georgia, are considering such regulations. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. While the Company generally supports licensing because it serves to clarify the co-employer relationship between a PEO and its client, there can be no assurance that the Company will be able to satisfy licensing requirements or other applicable regulations of any particular state. In addition, there can be no assurance that the Company will be able to renew its licenses in the states in which it currently operates upon expiration of such licenses. Certain state licensing statutes require controlling persons of PEOs, which in some cases are defined as persons owning as little as ten percent of a PEO's outstanding stock, to register under such statutes. Failure of such persons to comply with such registration requirements could jeopardize the Company's license to conduct business in such states. For a more complete description of these regulations, see "Industry Regulation -- State Regulation."

COMPETITION AND NEW MARKET ENTRANTS

     The PEO industry is highly fragmented. NAPEO estimates that there are approximately 2,000 companies providing PEO services to some extent. Most of these companies have limited operations and fewer than 1,000 worksite employees, but there are several larger industry participants, three of which, the Company believes, have PEO revenues in excess of $500 million. In addition, competitors with greater resources than the Company have recently entered the PEO market, such as payroll processing firms, temporary staffing providers, insurance carriers and managed care providers. If the Company is unable to successfully compete, its results of operations and financial condition would be adversely affected. See "Business -- Competition."

DEPENDENCE ON KEY PERSONNEL

     The Company's success is dependent upon the continued contributions of its key management personnel. See "Management." Many of the Company's key personnel would be difficult to replace. The Company's senior executives are subject to noncompetition agreements, as are its sales personnel. If the Company were to lose certain of its key personnel, the replacement of such personnel could cause a significant disruption to the Company's business, which could have a material adverse effect on the Company's results of operations or financial condition.

RISKS ASSOCIATED WITH EXPANSION INTO ADDITIONAL STATES

     The Company operates primarily in Florida, Texas and Georgia, with such states accounting for 82%, 9% and 6%, respectively, of the Company's total worksite employee salaries and wages in 1996. Future growth of the Company's operations depends, in part, on the Company's ability to offer its services to prospective clients in additional states. In order to operate effectively in a new state, the Company must obtain all necessary regulatory approval, adapt its procedures to that state's regulatory requirements and modify its service offerings to adapt to local market conditions. See "Industry Regulation." Moreover, as the Company expands into additional states, there can be no assurance that the Company will be able to duplicate in other markets the revenue growth and operating results experienced in its current markets.

ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER AND BYLAW PROVISIONS AND FLORIDA LAW

     The Company's Articles of Incorporation and Bylaws include provisions that may have the effect of discouraging proposals by third parties to acquire a controlling interest in the Company, which could deprive shareholders of the opportunity to consider an offer that would be beneficial to them. These provisions include: (i) a classified Board of Directors; (ii) the ability of the Board of Directors to fix the number of directors and fill vacancies on the Board of Directors; and (iii) restrictions on the ability of shareholders to call special meetings, act by written consent or amend the foregoing provisions. In addition, under certain conditions, the Florida Business Corporation Act (the "Florida Act") would impose restrictions or moratorium on certain business combinations between the Company and an "interested shareholder" (in general, a shareholder owning ten percent or more of a corporation's outstanding voting stock). The existence of such provisions may have a depressive effect on the market price of the Common Stock in certain situations. See "Description of Capital Stock -- Provisions Having Possible Anti-Takeover Effect."

CONTROL BY EXISTING SHAREHOLDERS

     Immediately following the Offering, the Company's executive officers, directors and more than five percent shareholders will beneficially own an aggregate of 13,706,173 shares of Common Stock of the Company, constituting approximately 60.4% of the outstanding shares of Common Stock (or such persons will beneficially own 13,577,129 shares, representing approximately 58.7% of the outstanding shares, if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons will be in a position to control actions that require the consent of a majority of the Company's outstanding voting stock, including the election of directors. See "Principal and Selling Shareholders" and "Description of Capital Stock."

ABSENCE OF PRIOR TRADING MARKET; POTENTIAL VOLATILITY OF STOCK PRICE

     Prior to the Offering, there has been no public market for the Common Stock. Although each of the Representatives has indicated that it intends to make a market in the Common Stock following the Offering, there can be no assurance that an active trading market will develop for the Common Stock or, if one does develop, that it will be maintained. The initial public offering price of the Common Stock will be determined by negotiation between the Company and the Representatives of the Underwriters. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. The market price of the shares of Common Stock could be highly volatile, fluctuating in response to factors such as variations in the Company's operating results, announcements of new services or market expansions by the Company or its competition, or developments relating to regulatory or other issues affecting the PEO industry.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of the Common Stock in the public market following the Offering could have an adverse effect on the prevailing market price of the Common Stock. All of the Company's currently outstanding shares of Common Stock are eligible for sale pursuant to the exemption from registration pursuant to Rule 144 under the Securities Act ("Rule 144"), subject to applicable holding periods, volume and other limitations. In addition, certain holders of Common Stock will have registration rights for an aggregate of up to 5,171,853 shares of Common Stock. However, the officers, directors and all other shareholders of the Company have agreed with the Underwriters (the "Lock-Up Agreement") not to, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any device which is designed to or could be expected to result in the disposition at any time in the future of) any of their shares for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. Such shareholders will beneficially own an aggregate of approximately 18,694,385 shares of Common Stock upon the completion of the Offering. Immediately after completion of the Offering, a total of 4,000,000 shares of Common Stock (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be eligible for resale in the public market without restriction. See "Shares Eligible for Future Sale."

DILUTION

     Purchasers of the Common Stock offered by the Company hereby will experience immediate and significant dilution (approximately $15.85 per share assuming an initial public offering price of $16.00 per share of Common Stock, the midpoint of the filing range) in the pro forma net tangible book value of their shares. See "Dilution."

                               THE REORGANIZATION

     The Company's operations are currently conducted through the Partnership and a number of operating limited partnerships ("OLPs"), all of which are Delaware limited partnerships. Staff Leasing was formed for the purpose of acquiring the 99% limited partnership interests in the Partnership, currently held by various investors, including certain executive officers, directors and employees of the Company, pursuant to a reorganization (the "Reorganization") described below. The effect of the Reorganization will be that the Company will become the sole limited partner of the Partnership, in effect incorporating the business of the Company. Staff Acquisition, Inc., a Delaware corporation ("Staff Acquisition"), is the sole general partner of the Partnership and each of the OLPs. Staff Acquisition and the Partnership were formed for the purpose of acquiring, in November 1993, the assets of the Predecessor that operated the business now conducted by the Company. The general partnership interest of Staff Acquisition in the Partnership and in each of the OLPs is a one percent interest (for an aggregate ownership of 1.99% of the consolidated group). Charles S. Craig, Chairman and Chief Executive Officer and a director of the Company, owns all of the issued and outstanding capital stock of Staff Acquisition. The following diagram sets forth the ownership structure prior to the Reorganization:

                          PRIOR TO THE REORGANIZATION

                                     CHART

     Pursuant to the Reorganization, all of the holders of the limited partnership interests in the Partnership will exchange their partnership interests for shares of Common Stock, warrants to purchase Common Stock and/or cash, and Staff Leasing will become the sole limited partner of the Partnership.

     Upon the Reorganization and consummation of the Offering: (i) certain of the Class A preferred limited partnership interests in the Partnership (the "Class A Interests") will be exchanged for an aggregate of 2,029,657 shares of Common Stock; (ii) certain of the Class A Interests will be exchanged (a) for non-convertible preferred limited partnership interests in the Partnership, which will be repurchased with approximately $9.8 million of the proceeds of the Offering and (b) for Warrants (the "Warrants") to purchase an aggregate of 1,352,253 shares of Common Stock at an aggregate exercise price of approximately $9.8 million ($7.24 per share); (iii) certain of the Class A Interests will be exchanged for (a) an aggregate of 42,523 shares of Common Stock and (b) approximately $0.6 million of the proceeds from the Offering; (iv) the Class B non-convertible preferred limited partnership interests in the Partnership (the "Class B Interests") will be purchased with approximately $3.4 million of the proceeds of the Offering; (v) all of the common limited partnership interests in the Partnership (the "Common Interests") will be exchanged for an aggregate of 17,122,205 shares of Common Stock; and (vi) approximately $2.3 million, payable on the Class A Interests and Class B Interests in respect of the fixed return on such interests (the "Fixed Return Amount"), will be paid from the proceeds of the Offering to the holders of such interests as required under the partnership agreement governing the Partnership.

     Staff Acquisition will remain the general partner of the Partnership with a one percent general partnership interest therein and Staff Leasing will be the sole limited partner of the Partnership with a 99% limited partnership interest therein. Following the Reorganization, the business of the Company will continue to be operated through the Partnership and the OLPs and, for Federal tax purposes, in accordance with the provisions of the partnership agreement governing the Partnership, future taxable income generated by the Partnership will be allocated to Staff Acquisition and not to the Company until Staff Acquisition has been allocated income equal to certain net losses previously allocated to it. The amount of such net losses as of December 31, 1996 was approximately $12.9 million.

     As part of the Reorganization, Mr. Craig will enter into a voting trust agreement pursuant to which the Company, as trustee under the voting trust agreement, will possess, and be entitled to exercise, all rights to vote the stock of Staff Acquisition and to give consents or waivers in respect of such stock. The same persons constitute the Boards of Directors of the Company and Staff Acquisition. In addition, Mr. Craig will grant to the Company an option to acquire the stock of Staff Acquisition in exchange for 417,900 shares of Common Stock. The number of shares of Common Stock issuable to Mr. Craig in connection with the exercise of such option was determined on the same basis used to determine the number of shares of Common Stock issued in exchange for the Common Interests.

     The following diagram illustrates the ownership structure following the
Reorganization:

                            AFTER THE REORGANIZATION

                                     CHART

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby are estimated to be $50.8 million ($57.4 million if the Underwriters' over-allotment option is exercised in full), at an assumed initial public offering price of $16.00 per share (the midpoint of the filing range) and after deduction of underwriting discounts and estimated expenses payable by the Company. The Company will not receive any proceeds from the sale of shares of Common Stock offered hereby by the Selling Shareholders.

     The Company intends to use $34.2 million of the net proceeds of the Offering as follows: (i) approximately $15.2 million of the net proceeds from the Offering to repay indebtedness outstanding under the Company's bank credit facility, which matures in December 1999 and bears interest at the option of the Company at a floating rate of either (A) the base rate, defined as the higher of
(x) 1/2 of 1% in excess of the Federal funds rate and (y) the prime rate plus 2.5%, or (B) LIBOR plus 4.0%; (ii) approximately $2.7 million to prepay certain capitalized lease obligations, which have final payment dates ranging from June 1998 to September 2000 and bear interest at fixed rates ranging from 8.86% to 10.03%, with a weighted average rate of 9.28%; (iii) approximately $3.4 million to repurchase the Class B Interests; (iv) approximately $10.4 million to repurchase certain Class A Interests and certain non-convertible preferred limited partnership interests; and (v) approximately $2.5 million to pay the Fixed Return Amount. See "The Reorganization." Of such $34.2 million of net proceeds, $18.3 million will be paid to affiliates of the Company and entities controlled by such affiliates, including $13.9 million which will be paid to Banque Paribas and its affiliates and $3.3 million to William J. Mullis to repurchase his Class B Interests. The remainder will be used for general corporate purposes, which may include acquisitions of existing PEOs or other companies with related operations should favorable acquisition opportunities arise. The Company does not have any agreement, arrangement or understanding regarding such acquisitions or any money budgeted for such acquisitions.

     Pending such uses of the net proceeds, the Company intends to invest such funds in short-term, interest-bearing investment grade securities, certificates of deposit or obligations issued or guaranteed by the United States government.

                                DIVIDEND POLICY

     The Company does not anticipate declaring or paying dividends on its Common Stock in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the pro forma capitalization of the Company as of March 31, 1997: (i) after giving effect to the Reorganization; and (ii) as adjusted to give effect to the sale of 3,500,000 shares of Common Stock offered by the Company hereby (assuming an initial offering price of $16.00 per share, the midpoint of the filing range) and the application of the net proceeds therefrom, as described in "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements and the Unaudited Pro Forma Consolidated Balance Sheet of the Company and the Notes thereto included elsewhere in this Prospectus.

                                                                  MARCH 31, 1997
                                                              -----------------------
                                                                           PRO FORMA
                                                              PRO FORMA   AS ADJUSTED
                                                              ---------   -----------
                                                              (DOLLARS IN THOUSANDS)
Total debt and capitalized lease obligations(1).............  $ 19,691     $     --
Redeemable preferred stock..................................    18,694           --
Shareholders' equity:
  Preferred stock, par value $.01 per share
     Shares authorized -- 10,000,000
     Shares issued and outstanding -- none..................        --           --
  Common stock, par value $.01 per share
     Shares authorized -- 100,000,000
     Shares issued and outstanding -- 19,194,385, pro forma,
      and 22,694,385, as adjusted, respectively(2)..........       192          227
  Additional paid in-capital(3).............................     1,345       52,732
  Accumulated deficit.......................................   (35,295)     (37,216)
                                                              --------     --------
          Total shareholders' equity (deficit)..............   (33,758)      15,743
                                                              --------     --------
            Total capitalization............................  $  4,627     $ 15,743
                                                              ========     ========

---------------

(1) Includes current maturities of long-term debt and capitalized lease obligations of $7,387,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 4 of Notes to Consolidated Financial Statements.
(2) Excludes 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. The Company intends to grant options under this plan to all full time employees and non-management directors as of the date of consummation of the Offering, at an exercise price equal to the initial price to the public in the Offering, and estimates that approximately 555,000 options will be granted. Also excludes 1,352,253 shares of Common Stock issuable upon the exercise of warrants issued in the Reorganization, which have an exercise price of $7.24 per share. See "Management -- Stock Incentive Plan" and "The Reorganization."
(3) Net of $955,000 of shareholder notes receivable.

                                    DILUTION

     The pro forma net tangible book value at March 31, 1997, after giving effect to the Reorganization, was a deficit of $47.0 million or a deficit of $2.45 per share. Pro forma net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale by the Company of 3,500,000 shares of Common Stock (at an assumed initial offering price of $16.00 per share, the midpoint of the filing range) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value at March 31, 1997 would have been $3.4 million or $.15 per share. This represents an immediate increase in pro forma net tangible book value of $2.60 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $15.85 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $  16.00
  Pro forma net tangible book value per share at March 31,
     1997...................................................  $  (2.45)
  Increase per share attributable to new investors..........      2.60
                                                              --------
Pro forma net tangible book value after the Offering........                  .15
                                                                         --------
Dilution per share to new investors.........................             $  15.85
                                                                         ========

     The following table sets forth, on a pro forma basis, as of March 31, 1997, after giving effect to the Reorganization, the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share by existing shareholders and by the new investors purchasing of shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.00 per share, the midpoint of the filing range):

                                     SHARES PURCHASED     TOTAL CONSIDERATION(1)
                                   --------------------   ----------------------   AVERAGE PRICE
                                     NUMBER     PERCENT     AMOUNT       PERCENT     PER SHARE
                                   ----------   -------   -----------    -------   -------------
Existing shareholders(2).........  19,194,385     84.6%   $ 2,495,734(3)    4.3%      $  .13
New investors(2).................   3,500,000     15.4     56,000,000      95.7        16.00
                                   ----------    -----    -----------     -----
          Total..................  22,694,385    100.0%   $58,495,734     100.0%
                                   ==========    =====    ===========     =====

---------------

(1) Sales by the Selling Shareholders in the Offering, assuming the Underwriters' over-allotment option is exercised in full, will reduce the number of shares held by existing shareholders to 18,539,363 or 80.1% of the total number of shares of Common Stock to be outstanding after the Offering, and will increase the number of shares held by new investors to 4,600,000 or 19.9% of the total number of shares of Common Stock to be outstanding after the Offering. See "Principal and Selling Shareholders."
(2) Excludes 2,500,000 shares of Common Stock reserved for issuance under the Company's stock incentive plan. The Company intends to grant options under this plan to all full time employees and non-management directors as of the date of consummation of the Offering, at an exercise price equal to the initial price to the public in the Offering, and estimates that approximately 555,000 options will be granted. Also excludes 1,352,253 shares of Common Stock issuable upon the exercise of warrants issued in the Reorganization, which have an exercise price of $7.24 per share. See "Management -- Stock Incentive Plan" and "The Reorganization."
(3) Net of partnership distributions and redemptions.

                            SELECTED FINANCIAL DATA

     The following table sets forth certain selected historical financial and operating data of the Company as of the dates and for the periods indicated. The Company was formed in November 1993 to acquire the Predecessor. The entities comprising the Predecessor all operated as S-corporations under the Code. The Partnership has operated as a limited partnership for all periods presented. After the Offering, the Company will operate as a C-corporation under the Code. The following selected financial data are qualified by reference to, and should be read in conjunction with, the consolidated financial statements, related notes and other financial information included elsewhere in this Prospectus, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations." The statement of operations data set forth below, for each of the three years in the period ended December 31, 1996, and the balance sheet data at December 31, 1995 and 1996, are derived from the audited consolidated financial statements of the Company, which are included elsewhere in this Prospectus. The statement of operations data for the period November 6, 1993 to December 31, 1993, and the balance sheet data at December 31, 1993, are derived from the audited consolidated financial statements of the Company and are not included herein. The statement of operations data for the year ended December 31, 1992, the period January 1, 1993 to November 5, 1993 and the balance sheet data at December 31, 1992 are derived from audited combined financial statements of the Predecessor and are not included herein.

     The statement of operations data for the three months ended March 31, 1996 and 1997 and the balance sheet data as of March 31, 1996 and 1997 are derived from unaudited financial statements of the Company that, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary to present fairly the information set forth therein. The results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for any other interim period or for the full year.

                                          THE PREDECESSOR                              THE COMPANY
                                   -----------------------------   ---------------------------------------------------
                                                  FOR THE PERIOD   FOR THE PERIOD
                                   FOR THE YEAR     JANUARY 1,      NOVEMBER 6,
                                      ENDED          1993 TO          1993 TO        FOR THE YEARS ENDED DECEMBER 31,
                                   DECEMBER 31,    NOVEMBER 5,      DECEMBER 31,    ----------------------------------
                                       1992            1993             1993          1994        1995         1996
                                   ------------   --------------   --------------   --------   ----------   ----------
                                                      (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues.......................    $235,043        $354,634         $83,553       $735,763   $1,091,588   $1,432,131
  Cost of services:
    Salaries, wages and payroll
      taxes......................     207,761         312,272          73,580        657,534      975,887    1,283,787
    Benefits, workers'
      compensation, state
      unemployment taxes and
      other costs................      19,592          26,980           6,071         46,194       83,664       88,839
                                     --------        --------         -------       --------   ----------   ----------
        Total cost of services...     227,353         339,252          79,651        703,728    1,059,551    1,372,626
                                     --------        --------         -------       --------   ----------   ----------
  Gross profit...................       7,690          15,382           3,902         32,035       32,037       59,505
  Operating expenses:
    Salaries, wages and
      commissions................       3,179           7,959           1,592         15,537       29,674       37,264
    Other general and
      administrative.............       4,953           3,598           1,119          6,836       19,420       19,528
    Depreciation and
      amortization...............         217             257             193          1,307        3,219        3,154
                                     --------        --------         -------       --------   ----------   ----------
        Total operating
          expenses...............       8,349          11,814           2,904         23,680       52,313       59,946
                                     --------        --------         -------       --------   ----------   ----------
  Operating (loss) income........        (659)          3,568             998          8,355      (20,276)        (441)
  Interest (income) expense......        (115)           (104)            294          3,448        4,764        3,401
  Other expenses (income)........          68          (1,244)             11             95          (98)          23
                                     --------        --------         -------       --------   ----------   ----------
  Net income (loss)..............    $   (612)       $  4,916             693          4,812      (24,942)      (3,865)
                                     ========        ========
  Fixed return amount on
    preferred limited partnership
    interests....................                                         (28)          (164)          --       (1,772)
                                                                      -------       --------   ----------   ----------
  Net income (loss) attributable
    to common limited partnership
    interests....................                                     $   665       $  4,648   $  (24,942)  $   (5,637)
                                                                      =======       ========   ==========   ==========
  Pro forma net income (loss) per
    share attributable to common
    shareholders(1)..............                                                                           $     (.28)(2)
                                                                                                            ==========
  Pro forma weighted average
    common shares (in
    thousands)(1)................                                                                               19,935(2)
                                                                                                            ==========

                                        THE COMPANY
                                   ---------------------

                                   FOR THE THREE MONTHS
                                      ENDED MARCH 31,
                                   ---------------------
                                     1996        1997
                                   ---------   ---------

STATEMENT OF OPERATIONS DATA:
  Revenues.......................   $324,720    $402,455
  Cost of services:
    Salaries, wages and payroll
      taxes......................    290,638     362,837
    Benefits, workers'
      compensation, state
      unemployment taxes and
      other costs................     20,793      19,723
                                    --------    --------
        Total cost of services...    311,431     382,560
                                    --------    --------
  Gross profit...................     13,289      19,895
  Operating expenses:
    Salaries, wages and
      commissions................      8,956      10,239
    Other general and
      administrative.............      4,245       5,387
    Depreciation and
      amortization...............        756         845
                                    --------    --------
        Total operating
          expenses...............     13,957      16,471
                                    --------    --------
  Operating (loss) income........       (668)      3,424
  Interest (income) expense......      1,016         675
  Other expenses (income)........         11          38
                                    --------    --------
  Net income (loss)..............     (1,695)      2,711

  Fixed return amount on
    preferred limited partnership
    interests....................         60        (655)
                                    --------    --------
  Net income (loss) attributable
    to common limited partnership
    interests....................   $ (1,755)   $  2,056
                                    ========    ========
  Pro forma net income (loss) per
    share attributable to common
    shareholders(1)..............               $   0.11(3)
                                                ========
  Pro forma weighted average
    common shares (in
    thousands)(1)................                 19,935(3)
                                                ========

                                            (footnotes appear on following page)

                                          THE PREDECESSOR                              THE COMPANY
                                   -----------------------------   ---------------------------------------------------
                                                  FOR THE PERIOD   FOR THE PERIOD
                                   FOR THE YEAR     JANUARY 1,      NOVEMBER 6,
                                      ENDED          1993 TO          1993 TO        FOR THE YEARS ENDED DECEMBER 31,
                                   DECEMBER 31,    NOVEMBER 5,      DECEMBER 31,    ----------------------------------
                                       1992            1993             1993          1994        1995         1996
                                   ------------   --------------   --------------   --------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS)
STATISTICAL AND OPERATING DATA:
  Worksite employees at period
    end..........................      18,284          29,861           50,848        50,611       73,116       86,000
  Clients at period end..........       1,960           3,436            5,242         5,041        6,490        7,511
  Average number of worksite
    employees per client at
    period end...................        9.33            8.69             9.70         10.04        11.27        11.45
  Capital expenditures...........    $    682        $    614         $     34      $    751   $   11,619   $    5,923

                                        THE COMPANY
                                   ---------------------

                                   FOR THE THREE MONTHS
                                      ENDED MARCH 31,
                                   ---------------------
                                     1996        1997
                                   ---------   ---------

STATISTICAL AND OPERATING DATA:
  Worksite employees at period
    end..........................     77,089      92,463
  Clients at period end..........      6,711       8,073
  Average number of worksite
    employees per client at
    period end...................      11.49       11.45
  Capital expenditures...........   $    958    $    858

                                                THE
                                            PREDECESSOR                                THE COMPANY
                                            ------------   -------------------------------------------------------------------
                                                                           DECEMBER 31,                         MARCH 31,
                                            DECEMBER 31,   ---------------------------------------------   -------------------
                                                1992         1993       1994        1995         1996        1996       1997
                                            ------------   --------   --------   ----------   ----------   --------   --------
                                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets..............................    $  8,589     $ 31,980   $ 44,902   $   56,932   $   65,982   $ 60,708   $ 73,278
Long-term capital leases, including
  current portion.........................          --           --         --        5,069        3,746      5,198      3,241
Long-term borrowings, including current
  portion.................................          --       11,292     30,800       26,450       17,700     27,609     16,450
Redeemable preferred limited partnership
  interests...............................          --        1,528         --        2,000       31,208      2,000     32,220
Total shareholders' deficit...............      (3,656)          --         --           --           --         --         --
Total common partners' capital
  (deficit)...............................          --        5,851     (9,173)     (33,949)     (49,213)   (35,704)   (47,176)

---------------

(1) Pro forma net income (loss) per share attributable to common shareholders and pro forma weighted average common shares outstanding for the period presented are calculated after giving effect to the Reorganization. See "The Reorganization." In connection with the Reorganization, the Company will issue 19,194,385 shares of Common Stock and Warrants to acquire 1,352,253 shares of Common Stock, at an exercise price of $7.24 per share. Pro forma weighted average common shares have been calculated using the treasury stock method. Pursuant to the rules of the Securities and Exchange Commission, the Warrants issued have been included as common stock equivalents in the calculation of weighted average shares outstanding.
(2) Assuming the Offering was consummated on January 1, 1996, the pro forma net loss per share attributable to common shareholders would have been $(.10) per share based upon pro forma weighted shares of 23,434,949.
(3) Assuming the Offering was consummated on January 1, 1997, the pro forma net income per share attributable to common shareholders would have been $.09 per share based upon pro forma weighted shares of 23,434,949.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company is the largest PEO in the United States. At March 31, 1997, the Company served over 8,000 clients with over 92,000 worksite employees. With 34 branches located in Florida, Texas, Georgia and Arizona, the Company provides a broad range of services, including payroll administration, risk management, benefits administration, unemployment services and other human resource management services. The Predecessor commenced operations in 1984. The Company was created to acquire the Predecessor's assets on November 6, 1993 for $15.0 million (the "Purchase Price"). Financial information subsequent to November 5, 1993 reflects the allocation of the Purchase Price, in accordance with Accounting Principles Board No. 16 "Business Combinations," to the tangible and intangible assets acquired. The following discussion should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. Historical results are not necessarily indicative of trends in operating results for any future period.

     REVENUES. Revenues consist of charges by the Company for the salaries and wages of the worksite employees (including the employee-paid portion of health and other benefits), the service fee and the client's portion of health and retirement benefits provided to the worksite employees. These charges are invoiced to the client at the time of each periodic payroll. The service fee covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services provided by the Company to the client, including payroll administration and safety, human resource and regulatory compliance consultation. Salaries and wages of worksite employees are affected by the inflationary effects on wage levels, including the effect of increases in the Federal minimum wage, and by competition in the labor markets in which the Company operates. Fluctuations in salaries and wages resulting from these factors have a proportionate impact on the Company's service fee, which is invoiced as a percentage of salaries and wages.

     COST OF SERVICES. Cost of services includes salaries and wages of worksite employees, payroll taxes, employee benefit costs, workers' compensation insurance and state unemployment taxes.

     Salaries, wages and payroll taxes consist of salaries and wages of worksite employees, the employer's portion of amounts due with respect to FICA, which includes Social Security and Medicare related taxes, and Federal unemployment taxes ("FUTA"). FICA and FUTA rates are fixed by the appropriate Federal regulations. The amounts payable under FICA and FUTA are dependent on an employee's wage levels, but are not affected by an employer's claims experience or other employer-related criteria. These amounts are thus not subject to the Company's control.

     Employee benefit costs are comprised primarily of health benefit costs, but also include costs of other employee benefits such as dental, disability and group life insurance. Worksite employee participation in the Company's health benefit plans is optional, as is the client's contribution to the cost of such plans. The Company's current group health benefit plans are under three separate contracts in force in the states of Florida, Texas and Georgia with the Blue Cross entities in each respective state. Plans offered in Texas and Georgia are provided to the Company under guaranteed cost arrangements, with the Company's liability capped at fixed amounts. The Company's policy with Blue Cross/Florida is a three year minimum premium arrangement pursuant to which the Company is obligated to reimburse Blue Cross/Florida for the cost of the claims incurred by participants under the plan, plus the cost of plan administration. Although the administrative costs associated with this policy are fixed for the three year term and stop loss coverage for 1997 is provided at the level of 115% of projected claims, stop loss coverage for succeeding years will be established based on claims experience in the first year of the policy.

     Workers' compensation costs are the amounts paid by the Company under its workers' compensation arrangement with Liberty Mutual. The Company did not assume any workers' compensation liabilities from the Predecessor and, since November 6, 1993, the date of acquisition of the Predecessor, the Company has been fully insured through a guaranteed cost arrangement. The Company has recently renewed its guaranteed cost arrangement with Liberty Mutual for a three-year period that expires on December 31, 1999. The rate of payment (on the basis of cost per $100 of worker's compensation payroll) under this arrangement is 26.8% less than that in effect for 1996. This rate is scheduled to decrease by an additional 3% on October 1, 1997. See "Risk
Factors -- Volatility in Workers' Compensation Insurance Rates and Unemployment Tax."

     State unemployment tax rates vary from state to state and are based upon the employer's claims history. The Company aggressively manages its state unemployment tax exposure by contesting unwarranted claims and offering re-employment services to unemployed workers.

     OPERATING EXPENSES. Operating expenses consist primarily of salaries, wages and commissions associated with the Company's internal employees, and general and administrative expenses. Over the past several years, the Company has experienced an increase in its operating expenses as Staff Leasing has expanded its senior management, sales and marketing staff, payroll processing operations and client and worksite employee service functions. The Company believes that these additional resources have enhanced the quality of its operations and positioned the Company to achieve its objectives. The Company expects that future revenue growth will result in increasing net income margins, as the Company's fixed operating expenses are leveraged over a larger revenue base.

     INCOME TAXES. For the periods presented, the Company operated as a limited partnership for Federal and state tax purposes. Accordingly, all earnings or losses were passed directly to the partners and no provision for income taxes was required. Following the Reorganization, the Company will continue to be operated through the Partnership and the OLPs, and, for Federal income tax purposes, future taxable income generated by the Partnership will be allocated to Staff Acquisition and not to the Company until Staff Acquisition has been allocated income equal to certain net losses previously allocated to it. As of December 31, 1996, the amount of such net losses was approximately $12.9 million. Additionally, the Company will have deductible temporary differences which could be utilized to offset future taxable income. Such deductible temporary differences amounted to approximately $25.5 million at December 31, 1996 and relate primarily to assets with tax basis in excess of book basis and certain reserves which will be deductible in future periods. As a result of the Offering, the Company expects to generate additional deductible temporary differences of approximately $15 million which can also be utilized to offset future taxable income.

     PROFITABILITY. Profitability is largely dependent upon the Company's success in managing revenues and costs that are within its control. These controllable revenues and costs primarily relate to workers' compensation, health benefits and state unemployment taxes. The Company manages these controllable costs through its use of: (i) its guaranteed cost arrangement with Liberty Mutual; (ii) appropriately designed health benefit plans that encourage worksite employee participation, high managed care utilization and efficient risk pooling; and (iii) aggressive management of its state unemployment tax exposure. Despite these initiatives, there are certain events that could have a material adverse impact on the Company's profitability, which include the factors described under "Risk Factors" and elsewhere in this Prospectus.

     HEALTH BENEFIT PLAN SUBSIDIES. In June 1995, the Company's Board of Directors realized that the Company had a major problem regarding its health benefit plan. Selected remedial actions were taken in 1995 and 1996, which had the effect of reducing the level of health benefit plan subsidies by 50.1% in 1996 from those in 1995. However, it was not until the plan year commencing January 1, 1997 that the Company was able to implement a comprehensive action plan to ameliorate this situation.

     1995 and 1996 plan years. For the 1995 plan year, acting upon the recommendation of its former health benefit consultants, the Company conducted an "open enrollment" for its health benefit plan. This allowed worksite employees not previously enrolled in the Company's plan, including those with pre-existing conditions, to enroll in the plan without medical risk assessment. In addition, the Company reduced the eligibility requirements for part-time employees. Both of these actions increased adverse selection (namely, those in need of medical treatment disproportionately elected to enroll in the plan versus those who believed they would not need medical treatment). Based on projections that showed the 1995 plan to be financially viable, the Company did not raise the price of its health benefit plan offerings from 1994 to 1995.

     In June 1995, the Company's Board of Directors recognized that the Company's health benefit plan would require significant subsidies. The Company did not immediately raise the price of its health benefit plan offerings in order to avoid a significant disruption of its client relationships, which are the major source of referrals for new clients. However, the Company implemented plan design changes in September 1995 that reduced costs for the remainder of the plan year. In 1995, the Company's health benefit plan required a subsidy of $20.6 million.

     Effective January 1, 1996, the Company raised prices for its 1996 plan year by approximately 25% on average and implemented additional cost-saving design changes. Also in January 1996, the Company hired a senior executive with extensive experience to manage its health benefit plans and to reduce its reliance on outside consultants. In May 1996, in order to mitigate future adverse selection, the Company re-instituted group health risk assessment for prospective clients and individual medical risk assessment for late enrollees in its plan. The Company also eliminated the eligibility of certain part-time employees to participate in its health benefit plans. As a result of these actions, the Company reduced its health benefit subsidies to $10.1 million in 1996.

     1997 plan year. Effective January 1, 1997, the Company was able to implement a comprehensive action plan, which it believes will reduce its health benefit plan subsidies in 1997 and 1998. Key elements of this plan are as follows:

     - The Company changed from its single national healthcare company, Provident, to a series of regional healthcare companies. These companies have extensive provider networks in all of the Company's markets and offer deeper discounts than those previously available. These new providers are Blue Cross/Florida for the Company's Florida health benefit plans; Blue Cross/Blue Shield of Texas for its Texas health benefit plans; and Blue Cross/Blue Shield of Georgia for its Georgia health benefit plans. In addition, the Company's new providers were able to offer health maintenance organization ("HMO") coverage in substantially all of the Company's markets, including Texas and Georgia, which did not have HMO offerings in 1995 and 1996. The Company believes that healthcare is a regional business in the United States and that it must align itself with healthcare providers that have strong networks and reputations in the specific markets in which the Company operates.

     - The Company raised the price of its preferred provider organization ("PPO") offerings by an average of 10% and did not increase the rates for its HMO offerings, which had the effect of increasing the percentage of participants enrolled in the HMO from 30% as of December 31, 1996 to 55% as of April 1, 1997. The Company believes that the managed care services provided by an HMO are more cost-effective than those provided by a PPO. The Company will continue to encourage migration of its plan participants into its HMO offerings.

     - The Company secured guaranteed cost contracts for 1997 for its plans in Georgia and Texas and was able to reduce the stop loss coverage from 125% to 115% of the projected claims for its Florida plan for the 1997 plan year.

     - The Company reduced the level of selected benefits provided under its plans to better match the needs and price sensitivity of its worksite employees, while reducing the cost to the Company.

     - The Company re-configured its sales commission plan to reward its salespersons for health benefit plan enrollment of new client employees.

     The foregoing actions were designed to enable the Company to control its health benefit plan costs, while providing competitive health benefit plan offerings that are attractive to its clients and worksite employees. With time, the positive effects of the comprehensive action strategy are expected to increasingly reduce the level of subsidies provided to the Company's health benefit plans. See "Risk Factors -- Potential for Additional Subsidies of Health Benefit Plans."

RESULTS OF OPERATIONS

     The following table presents the Company's results of operations for the years ended December 31, 1994, 1995 and 1996, and for the three months ended March 31, 1996 and 1997, expressed as a percentage of revenues:

                                                                        FOR THE THREE
                                               FOR THE YEARS ENDED       MONTHS ENDED
                                                  DECEMBER 31,            MARCH 31,
                                             -----------------------    --------------
                                             1994     1995     1996     1996     1997
                                             -----    -----    -----    -----    -----
Revenues...................................  100.0%   100.0%   100.0%   100.0%   100.0%
Cost of services:
  Salaries, wages and payroll taxes........   89.4     89.4     89.6     89.5     90.2
  Benefits, workers' compensation, state
     unemployment taxes and other costs....    6.3      7.7      6.2      6.4      4.9
          Total cost of services...........   95.7     97.1     95.8     95.9     95.1
                                             -----    -----    -----    -----    -----
Gross profit...............................    4.3      2.9      4.2      4.1      4.9
Operating expenses:
  Salaries, wages and commissions..........    2.1      2.7      2.6      2.8      2.5
  Other general and administrative.........    0.9      1.8      1.4      1.3      1.3
  Depreciation and amortization............    0.2      0.3      0.2      0.2      0.2
                                             -----    -----    -----    -----    -----
          Total operating costs............    3.2      4.8      4.2      4.3      4.0
Operating (loss) income....................    1.1     (1.9)     0.0     (0.2)     0.9
Interest expense...........................    0.5      0.4      0.2      0.3      0.2
Other expenses (income)....................    0.0      0.0      0.0      0.0      0.0
                                             -----    -----    -----    -----    -----
Net income (loss)..........................    0.6%    (2.3)%   (0.2)%   (0.5)%    0.7%
                                             =====    =====    =====    =====    =====

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31, 1996


     REVENUES. Revenues were $402.5 million for the three months ended March 31, 1997 compared to $324.7 million for the three months ended March 31, 1996, representing an increase of $77.8 million, or 24.0%. This increase was due primarily to an increased number of clients and worksite employees. From March 31, 1996 to March 31, 1997, the number of clients increased 20.3%, from 6,711 to 8,073, and the number of worksite employees increased 19.9%, from 77,089 to 92,463. The increase in the number of clients was the result of continuing sales and marketing efforts in existing markets as well as the development of new markets. Continued growth in revenues is primarily dependent upon increasing the number of new clients, as well as limiting the attrition of the current client base. The client referral program with Barnett, which accounted for 402 new clients during the eight months ended April 30, 1997, will terminate June 30, 1997. In January 1997, the Company reduced the service fees charged on average to its Florida clients in response to a reduction in workers' compensation rates in the State of Florida. While the Company believes this reduction in service fees has not adversely affected the Company's profitability to date because the Company has been able to offset the effect of this action by controlling expenses, it is possible that future rate reductions could adversely affect the Company's operations. See "Risk Factors -- Volatility in Workers' Compensation Insurance Rates and Unemployment Tax" and "Risk Factors -- Termination of Referral Program."


     COST OF SERVICES. Cost of services were $382.6 million for the three months ended March 31, 1997 compared to $311.4 million for the three months ended March 31, 1996, representing an increase of $71.2 million, or 22.9%. Cost of services were 95.1% of revenues for the three months ended March 31, 1997, compared to 95.9% for the three months ended March 31, 1996.

     Salaries, wages and payroll taxes of worksite employees were $362.8 million for the three months ended March 31, 1997, compared to $290.6 million for the three months ended March 31, 1996, representing an increase of $72.2 million, or 24.8%. The increase was slightly larger than the increase in the number of worksite employees from the comparable period, due at least in part to the effect of wage inflation. Salaries, wages and payroll taxes were 90.2% of revenues for the three months ended March 31, 1997, compared to 89.5% for the three months ended March 31, 1996.

     Benefits, workers' compensation, state unemployment taxes and other costs were $19.7 million for the three months ended March 31, 1997, compared to $20.8 million for the three months ended March 31, 1996, representing a decrease of $1.1 million, or 5.3%. Benefits, workers' compensation, state unemployment taxes and other costs were 4.9% of revenue for the three months ended March 31, 1997, compared to 6.4% for the three months ended March 31, 1996. This decrease was due primarily to: (i) a 26.8% reduction in the workers' compensation expense rate; and (ii) the implementation of the Company's comprehensive health benefits action plan, leading to a reduction in the health benefit plan subsidy from $2.5 million for the three months ended March 31, 1996 to $1.0 million for the three months ended March 31, 1997.

     GROSS PROFIT. Gross profit was $19.9 million for the three months ended March 31, 1997, compared to $13.3 million for the three months ended March 31, 1996, representing an increase of $6.6 million, or 49.6%. Gross profit was 4.9% of revenues for the three months ended March 31, 1997, compared to 4.1% for the three months ended March 31, 1996. The increase was due to the reduction in cost of services as a percentage of revenues as described above.

     OPERATING EXPENSES. Operating expenses were $16.5 million for the three months ended March 31, 1997, compared to $14.0 million for the three months ended March 31, 1996, representing an increase of $2.5 million, or 17.9%. Operating expenses were 4.1% of revenues for the three months ended March 31, 1997, compared to 4.3% for the three months ended March 31, 1996.

     Salaries, wages and commissions were $10.2 million for the three months ended March 31, 1997, compared to $9.0 million for the three months ended March 31, 1996, representing an increase of $1.2 million, or 13.3%. This increase was the result of an increase in corporate personnel hired to support the Company's expanded operations and additional sales and sales support personnel located at its branch offices. Salaries, wages and commissions were 2.5% of revenue for the three months ended March 31, 1997, compared to 2.8% for the three months ended March 31, 1996.

     Other general and administrative expenses were $5.4 million for the three months ended March 31, 1997, compared to $4.3 million for the three months ended March 31, 1996, representing an increase of $1.1 million, or 25.6%. This increase was primarily a result of expanded sales and marketing programs which commenced in the first quarter of 1997. The balance of the increase was attributable to the growth in the numbers of clients and worksite employees. Other general and administrative expenses were 1.3% of revenue for each of the three months ended March 31, 1997 and March 31, 1996.

     Depreciation and amortization expenses increased by $0.1 million for the three months ended March 31, 1997, compared to the three months ended March 31, 1996, representing an increase of 11.8%. This increase was primarily the result of the Company's investment in management information systems hardware. Capitalized software costs associated with the Company's development of new payroll processing and management information systems will not begin until such systems are operational. The Company anticipates that these systems will be operational in the second half of 1997 at which time such costs will then be amortized over a five-year period.

     INTEREST EXPENSE. Interest expense was $.7 million for the three months ended March 31, 1997, compared to $1.0 million for the three months ended March 31, 1996, representing a decrease of $.3 million, or 30.0%. This decrease was primarily the result of the reduction in the Company's long term borrowings.

     NET INCOME. Net income was $2.7 million for the three months ended March 31, 1997, compared to a loss of $1.7 million for the three months ended March 31, 1996, representing an increase of $4.4 million, or 258.8%, as a result of the factors discussed above.

     NEW ACCOUNTING STANDARD. The Company will adopt the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128) in the fourth quarter of 1997, as required. The Company will continue to apply APB Opinion No. 15, "Earnings Per Share" until the adoption of FAS 128. The standard specifies the computation, presentation and disclosure requirements for earnings per share.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     REVENUES. Revenues were $1,432.1 million for 1996, compared to $1,091.6 million for 1995, representing an increase of $340.5 million, or 31.2%. This increase was due primarily to an increased number of clients and worksite employees. From 1995 to 1996, the number of clients increased 15.7% from 6,490 to 7,511. The number of worksite employees increased 17.6%, from 73,116 to 86,000. The remaining increase in revenues is due primarily to the higher growth rate of clients and worksite employees during the latter half of 1995, which did not affect revenue levels during the entire 1995 period, but which (net of client attrition) affected the entire 1996 period. The increase in the number of worksite employees was the result of continuing sales and marketing efforts in existing markets as well as the development of new markets. The Company opened one new sales office in 1996, compared to seven new sales offices in 1995.

     Continued growth in revenues is dependent upon increasing the number of worksite employees, as well as limiting the attrition of the current worksite employee base. The Company's Client Attrition Rate was 26.4% in 1996, compared to 18.9% in 1995. The Company believes that the increased rate of attrition in 1996 was the result, in part, of: (i) a significant increase in its health benefit plan premiums for the 1996 plan year; (ii) slowness in health claims payments by the Company's former health benefits provider during late 1995 and the first half of 1996; (iii) the Company's efforts to audit its client base with respect to workers' compensation classification coding during late 1995 and early 1996, which caused service fees to rise for certain clients that were reclassified; and (iv) the changes that the Company implemented in late 1995 in its payroll processing operations when it initiated call center options, which temporarily increased payroll errors and disrupted client relations.

     COST OF SERVICES. Cost of services were $1,372.6 million for 1996, compared to $1,059.6 million for 1995, representing an increase of $313.0 million, or 29.5%. Cost of services were 95.8% of revenues for 1996, compared to 97.1% for 1995.

     Salaries, wages and payroll taxes of worksite employees were $1,283.8 million for 1996, compared to $975.9 million for 1995, representing an increase of $307.9 million, or 31.6%. This increase was consistent with the increase in the number of worksite employees described above. Salaries, wages and payroll taxes were 89.6% of revenues for 1996, compared to 89.4% for 1995.

     Benefits, workers' compensation, state unemployment taxes and other costs were $88.8 million for 1996, compared to $83.7 million for 1995, representing an increase of $5.1 million, or 6.1%. Benefits, workers' compensation, state unemployment taxes and other costs were 6.2% of revenues for 1996, compared to 7.7% for 1995. This decrease was due primarily to a reduction in the health benefit plan subsidy, which was reduced to $9.9 million for 1996 from $17.5 million for 1995. An additional $0.2 million in 1996 and $3.1 million in 1995 arising from consultants and outside vendors engaged in connection with the Company's health benefit plans were incurred as other general and administrative expenses in such years and are included in total health benefit plan subsidy costs. See "-- Overview -- Health Benefit Plan Subsidies." This decrease was also affected by an 8.0% reduction in the workers' compensation expense rate (on the basis of cost per $100 of worker compensation payroll) as a result of a renegotiation of the Company's guaranteed cost arrangement with Liberty Mutual.

     GROSS PROFIT. Gross profit was $59.5 million for 1996, compared to $32.0 million for 1995, representing an increase of $27.5 million, or 85.9%. Gross profit was 4.2% of revenues for 1996, compared to 2.9% for 1995. The increase was due to the reduction in cost of services as a percentage of revenues as described above.

     OPERATING EXPENSES. Operating expenses were $59.9 million for 1996, compared to $52.3 million for 1995, representing an increase of $7.6 million, or 14.5%. Operating expenses were 4.2% of revenues for 1996, compared to 4.8% for 1995.

     Salaries, wages and commissions were $37.3 million for 1996, compared to $29.7 million for 1995, representing an increase of $7.6 million, or 25.6%. This increase was the result of an increase in corporate personnel hired to support the Company's expanded operations and additional sales and sales support personnel located at its branch offices. Salaries, wages and commissions were 2.6% of revenues for 1996, compared to 2.5% for 1995 (without taking into account approximately $2.1 million of the costs associated with the restructuring of the Company's 1995 commission plan).

     Other general and administrative expenses were essentially unchanged at $19.5 million for 1996, compared to $19.4 million in 1995. Other general and administrative expenses were 1.4% of revenues for 1996, compared to 1.8% for 1995, as the Company began to leverage its corporate management personnel and decreased its reliance on outside vendors and consultants.

     Depreciation and amortization expenses were unchanged at $3.2 million for 1996 and 1995. Amortization of $7.7 million of capitalized software costs associated with the Company's development of new payroll processing and management information systems will not begin until such systems are operational. The Company anticipates that these systems will be operational in 1997 and such costs will then be amortized over a five-year period.

     INTEREST EXPENSE. Interest expense was $3.4 million for 1996, compared to $4.8 million for 1995, representing a decrease of $1.4 million, or 29.2%. The higher interest expense in 1995 was due primarily to $1.1 million of original issuance cost that was fully amortized in 1995. During the quarter in which the Reorganization occurs, the Company will write off approximately $1.0 million of unamortized debt issuance costs and approximately $0.2 million of unamortized organization costs.

     NET LOSS. Net loss was $3.9 million for 1996, compared to $24.9 million for 1995, representing a decrease of $21.0 million, or 84.3%, as a result of the factors discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

     REVENUES. Revenues were $1,091.6 million for 1995, compared to $735.8 million for 1994, representing an increase of $355.8 million, or 48.4%. This increase was due primarily to an increased number of clients and worksite employees in 1995. Between December 31, 1994 and December 31, 1995, the number of clients increased 23.8%, from 5,242 to 6,490, and the number of worksite employees increased 43.8%, from 50,848 to 73,116.

     COST OF SERVICES. Cost of services were $1,059.6 million for 1995, compared to $703.7 million for 1994, representing an increase of $355.9 million, or 50.6%. Cost of services were 97.1% of revenues for 1995, compared to 95.7% for 1994.

     Salaries, wages and payroll taxes of worksite employees were $975.9 million for 1995, compared to $657.5 million for 1994, representing an increase of $318.4 million, or 48.4%. This increase is consistent with the increase in the number of worksite employees described above. Salaries, wages and payroll taxes were 89.4% of revenues for 1995 and 1994.

     Benefits, workers' compensation, state unemployment taxes and other costs were $83.7 million for 1995, compared to $46.2 million for 1994, representing an increase of $37.5 million, or 81.2%. Health benefits, workers' compensation, state unemployment taxes and other costs were 7.7% of revenues for 1995, compared to 6.3% for 1994. This increase was due primarily to the net effect of an increase in the health benefit plan subsidy, which was $17.5 million in 1995, compared to $1.1 million for 1994. An additional $3.1 million in 1995 and $0.5 million in 1994 arising from consultants and outside vendors engaged in connection with the Company's health benefit plans were incurred as other general administrative expenses in such years and are included in total health benefit plan subsidy costs. See "-- Overview -- Health Benefit Plan Subsidies." This increase was partially offset by a 4.9% reduction in the workers' compensation rate (on the basis of cost per $100 of workers' compensation payroll) under the Company's guaranteed cost arrangement with Liberty Mutual. See "Risk Factors."

     GROSS PROFIT. Gross profit was unchanged at $32.0 million for 1995 and 1994. Gross profit was 2.9% of revenues for 1995, compared to 4.3% for 1994. This decrease was due primarily to the increase in certain cost of services as a percentage of revenues as described above.

     OPERATING EXPENSES. Operating expenses were $52.3 million for 1995, compared to $23.7 million for 1994, representing an increase of $28.6 million, or 120.7%. Operating expenses were 4.8% of revenues for 1995, compared to 3.2% for 1994.

     Salaries, wages and commissions were $29.7 million for 1995, compared to $15.5 million for 1994, representing an increase of $14.2 million, or 91.6%. Approximately $9.2 million of this increase was attributable to an increase in personnel at corporate headquarters. During 1995, the Company expanded its payroll processing operations, risk management department, human resource department, benefits administration and marketing department in order to support its existing client base and have resources available for future growth. The balance of this increase consisted of: (i) $2.7 million of expenditures for additional sales and sales support personnel hired in conjunction with Company's market expansion; and (ii) $2.1 million attributable to the restructuring of the Company's sales commission plan, which eliminated the residual payment feature of the prior plan. Salaries, wages and commissions were 2.5% of revenues for 1995 (without taking into account the $2.1 million attributable the restructuring of the Company's sales commission plan), compared to 2.1% for 1994.

     Other general and administrative expenses were $19.4 million for 1995, compared to $6.8 million in 1994, representing an increase of $12.6 million, or 185.3%. Other general and administrative expenses were 1.8% of revenues for 1995, compared to 0.9% for 1994. This increase consists of the following: (i) $3.1 million in marketing and outside consulting costs attributable to the Company's health benefit and retirement plans; (ii) $1.6 million of costs related to the relocation of the Company's headquarters from four separate facilities to the Company's current headquarters facility; (iii) $0.9 million of new branch office costs associated with the Company's market expansion, primarily in Texas and Georgia; and (iv) $0.8 million in information technology support. The balance was primarily attributable to the increase in personnel described above.

     Depreciation and amortization expenses were $3.2 million for 1995, compared to $1.3 million for 1994, representing an increase of $1.9 million, or 146.2%. Of this, $0.6 million was associated with the Company's investment in new payroll processing and management information systems. Amortization of capitalized software costs associated with these systems will not begin until such systems are operational. The Company anticipates that these systems will be operational in 1997 and such costs will then be amortized over a five-year period.

     INTEREST EXPENSE. Interest expense was $4.8 million for 1995, compared to $3.4 million for 1994, representing an increase of $1.4 million, or 41.2%. The higher interest expense in 1995 was due primarily to $1.1 million of original issuance cost associated with the Company's July 1995 financing.

     NET LOSS. Net loss was $24.9 million for 1995, compared to net income of $4.8 million for 1994, representing a decrease of $29.7 million, or 618.8%, as a result of the factors discussed above.

QUARTERLY OPERATING RESULTS

     The following table presents certain unaudited results of operations data for the interim quarterly periods during the years ended December 31, 1995 and 1996. The Company believes that all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the results of operations in accordance with generally accepted accounting principles, have been made. The results of operations for any interim period are not necessarily indicative of the operating results for a full year or any future period.

                                                                     QUARTER ENDED
                       ---------------------------------------------------------------------------------------------------------
                                           1995                                            1996                          1997
                       ---------------------------------------------   ---------------------------------------------   ---------
                        MAR. 31     JUNE 30    SEPT. 30     DEC. 31     MAR. 31     JUNE 30    SEPT. 30     DEC. 31     MAR. 31
                       ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
                                                                (DOLLARS IN THOUSANDS)
Revenues.............  $ 242,460   $ 251,430   $ 287,101   $ 310,597   $ 324,720   $ 350,472   $ 367,484   $ 389,455   $ 402,555
Gross profit.........  $   7,838   $   6,897   $   8,323   $   8,979   $  13,289   $  14,902   $  15,734   $  15,580   $  19,895
Gross profit
  margin(1)..........       3.2%        2.7%        2.9%        2.9%        4.1%        4.3%        4.3%        4.0%        4.9%
Operating income
  (loss).............  $ (2,419)   $ (4,291)   $ (6,974)   $ (6,592)   $   (668)   $     490   $   (235)   $    (28)   $   3,424
Net income (loss)....  $ (3,253)   $ (5,131)   $ (9,104)   $ (7,454)   $ (1,695)   $   (465)   $   (958)   $   (747)   $   2,711

---------------

(1) Gross profit margin percentages in each of the quarters during 1995 were negatively impacted by the health benefit plan subsidies, as described under "-- Overview -- Health Benefit Plan Subsidies." The improvement during 1996 was due primarily to a significant decrease in the level of incurred health benefits subsidies coupled with the positive effect of workers' compensation rate reductions.

LIQUIDITY AND CAPITAL RESOURCES

     The Company periodically evaluates its liquidity requirements, capital needs and availability of capital resources in view of its plans for expansion, anticipated levels of health benefit plan subsidies, debt service requirements and other operating cash needs. The Company has in the past sought, and may in the future seek, to raise additional capital or take other measures to increase its liquidity and capital resources. Historically, these funds have been raised from the Company's partners, as well as from bank financing. The Company currently believes that the proceeds from the Offering, cash flow from operations, borrowing capacity under its available credit agreements and vendor financing arrangements will be sufficient to meet its liquidity requirements through 1998. The Company may also rely on public and private debt and equity financing to meet its long-term liquidity needs.

     At March 31, 1997 and December 31, 1996 and 1995, the Company had negative working capital of $31.2 million, $32.2 million and $34.2 million, respectively, an improvement at March 31, 1997 and December 31, 1996 of $1.0 million and $2.0 million, respectively. The improvement was primarily due to an increase in current assets partially offset by a lesser increase in current liabilities. The negative working capital at each such balance sheet date was the result of the Company's investment of $18.4 million in its facilities and technology infrastructure as well as its subsidy of $31.7 million of costs related to the Company's health benefit plans during the period January 1995 through March 1997. These costs were, in part, offset by approximately $5.5 million in net proceeds from financing activities during the same period. The Company's primary short-term liquidity requirements relate to amounts due under its existing credit facilities, the payment of accrued payroll and payroll taxes of its internal and worksite employees, accounts payable for capital expenditures and the payment of accrued workers' compensation expense and health benefit plan premiums. At March 31, 1997, the Company had $10.0 million available under its revolving credit facility.

     For the three months ended March 31, 1997, cash provided by operating activities of $4.6 million was primarily due to net income from operations of $2.7 million, $1.0 million in depreciation and amortization costs, and a $0.7 million decrease in operating working capital. Cash used in investing activities of $1.0 million was primarily due to continued capital investments in the Company's technology infrastructure. Cash used in financing activities of $1.4 million was primarily due to the repayment of $1.8 million of borrowings, less net contributions made by shareholders of $0.4 million.

     For the years ended December 31, 1995 and 1996 and the three months ended March 31, 1997, the Company's cash and cash equivalents decreased by $7.6 million, were unchanged, and increased by $2.2 million, respectively. The Company's cash position was affected by the following:

                                                              FOR THE YEARS     FOR THE
                                                                  ENDED         QUARTER
                                                               DECEMBER 31,      ENDED
                                                              --------------   MARCH 31,
                                                               1995    1996      1997
                                                              ------   -----   ---------
                                                              (IN MILLIONS)
Cash provided by (used in) operating activities.............  $  4.9   $(1.9)    $ 4.6
Cash (used in) investing activities.........................   (11.6)   (5.9)     (1.0)
Cash (used in) provided by financing activities.............    (0.9)    7.8      (1.4)
                                                              ------   -----     -----
Net increase (decrease) in cash and cash equivalents........  $ (7.6)  $  --     $ 2.2
                                                              ======   =====     =====

     Cash provided by operating activities decreased by $6.8 million or 141.7% from 1995 to 1996. In 1996, approximately $2.0 million of cash was used to fund a deficit in working capital and another $3.9 million was used to fund a net loss from operations.

     Cash used in investing activities decreased $5.7 million or 49.2% from 1995 to 1996. Although the PEO industry has not historically been a capital intensive industry, the Company has made substantial capital investments primarily in the development of its technology infrastructure required to support the growth of the Company. Capital expenditures included in cash from investing activities were $11.6 million and $5.9 million during 1995 and 1996, respectively. During 1995 and 1996, $3.4 million and $0.6 million, respectively, of these expenditures were financed through capital leases covering computer hardware, software and furniture. The Company expects to implement its new information systems in 1997. The Company anticipates capital expenditures in 1997 of approximately $4.0 million primarily related to its information systems.

     Cash provided by financing activities increased by $8.7 million from 1995 to 1996. The primary reason for this increase was an increase of approximately $16.8 million in net partner contributions, offset by a reduction in net capital lease financing of $4.0 million and the repayment of obligations under the Company's credit agreement of $4.4 million. Substantially all of the partner contributions were from the sale of Class A Interests in 1996.

     In November 1993, the Company entered into a $15.0 million secured lending credit agreement to fund the acquisition of the Predecessor, pay transaction costs and fees, and provide working capital. This arrangement consisted of a $12.0 million five-year term loan and $3.0 million revolving credit arrangement. Interest on the revolving credit facility was at the base rate, as defined, plus an applicable margin. Borrowings under the term loan were repaid in quarterly installments which began in January 1994. The Company incurred debt issuance costs of approximately $1.9 million in connection with this financing. In addition, the Company issued warrants to acquire 15% of the Common Interests to the agent under the credit agreement, with an assigned value of $0.8 million. Such assigned value was recorded as an original issue discount of the term loan described above.

     In December 1994, the Company consummated a recapitalization consisting of a $25.0 million senior secured term loan facility with a maturity of five years and a $13.0 million revolving credit facility which reduced to $10.0 million on March 31, 1995. A letter of credit payable to Provident, the Company's former health benefit provider, in the amount of $5.0 million is currently pledged under this revolving credit facility. Proceeds from the recapitalization of $30.8 million were used to: (i) repay the outstanding interest and principal under the previous credit agreement ($10.0 million); (ii) repurchase outstanding preferred limited partnership interests ($1.7 million); (iii) repurchase 50% of the warrants issued to the agent under the previous credit agreement ($8.1 million); (iv) make a capital distribution to common limited partners ($9.2 million); and (v) pay debt issuance costs ($1.7 million). As a result of this recapitalization, the Company wrote off approximately $1.2 million of debt issuance costs associated with the previous credit agreement and wrote off approximately $0.7 million of unamortized original issue discount.

     In June 1995, the Company issued $2.0 million of 12% redeemable preferred limited partnership interests (the "12% Interests") and increased its revolving credit facility by $3.0 million for a 90-day period. In consideration for the increase in its borrowing capacity under its revolving credit facility, the Company issued to certain of the lenders a warrant to purchase 1% in aggregate of the Common Interests. This warrant was valued at $1.1 million and was completely amortized as original issue discount in 1995. The Company also entered into a $5.1 million capital lease agreement with another lender for certain computer and office equipment in July and August 1995.

     In April 1996, the Company issued $19.5 million of Class A Interests and converted the 12% Interests, including accrued and unpaid distributions thereon, into an additional $2.2 million of Class A Interests. In August 1996, an additional $3.0 million of Class A Interests were issued and $6.8 million of the Class B Interests were issued in partial exchange for certain outstanding Common Interests. In addition, pursuant to an option issued in August 1996, an additional $0.4 million of Class A interests were issued in January 1997. On May 30, 1997, the Company will redeem 50% of the outstanding Class B Interests pursuant to the terms of such interests for $3.4 million plus a Fixed Return Amount of $149,000. See "Certain Transactions."

     The Fixed Return Amount accrues on the Class A Interests from the date of issuance at a rate of 8% per annum until April 30, 1997; 10% per annum until April 30, 1998; and 12% per annum after April 30, 1998. In the case of Class B Interests, the Fixed Return Amount accrues at a rate of 5.86% per annum. Upon consummation of the Reorganization, the Class A Interests will be converted into Common Stock, cash and/or Warrants, pursuant to elections made by the holders thereof. See "The Reorganization."

     A portion of the proceeds from the Offering will be used to repay in full amounts borrowed under the Company's existing credit agreement, which will cause such agreement to terminate. The Company is currently in discussions with several lenders concerning a new credit facility which will replace the existing one. The Company has obtained a proposal for a new credit facility with rates and terms more favorable than the existing credit agreement. This facility will consist of a revolving credit sub-facility, a letter of credit sub-facility, and an acquisition sub-facility. Should the new credit agreement not be in place at the time of the Offering, the Company believes that the proceeds from the Offering, cash flow from operations and vendor financing arrangements will be sufficient to meet its liquidity requirements through 1998.

INFLATION

     The Company believes that inflation in salaries and wages of worksite employees has a positive impact on its results of operations as its service fee is proportional to such salaries and wages.

                                    BUSINESS

     Staff Leasing is the largest PEO in the United States. As of March 31, 1997, the Company served over 8,000 clients with over 92,000 worksite employees, principally in Florida, Texas and Georgia. The Company believes that it has more than twice the number of clients and worksite employees as any PEO competitor and that its 1996 revenues of $1.4 billion exceeded the PEO revenues of any competitor by more than $500 million.

     Staff Leasing provides its clients with a broad range of services, including payroll administration, risk management, benefits administration, unemployment services and human resource consulting services. The Company's clients are typically small to medium-sized businesses with between five and 100 employees. Based upon data provided by the U.S. Small Business Administration, this segment of the U.S. economy is estimated by the Company to consist of six million businesses, with 53 million employees and $1.3 trillion in annual wages, and is projected to be a major source of employment growth in the U.S. economy. The Company's revenues have increased annually since its inception in 1984 and, during the last three years, have increased from $735.8 million in 1994 to $1.4 billion in 1996.

     Staff Leasing's services are designed to improve the productivity and profitability of its clients' businesses by:

     - Allowing managers of these businesses to focus on revenue producing activities by relieving them of the time-consuming burdens associated with employee administration;

     - Helping these businesses to better manage certain employment-related risks, including those associated with workers' compensation and state unemployment taxes;

     - Improving the cash management of these businesses with respect to payroll-related expenses; and

     - Enabling these businesses to attract and retain employees by providing health and retirement benefits to worksite employees on a cost-effective and convenient basis.

     In providing these services, Staff Leasing becomes a co-employer of the worksite employees. Employment-related liabilities are contractually allocated between the Company and the client. The Company assumes responsibility for and manages the risks associated with: (i) worksite employee payroll; (ii) workers' compensation insurance coverage; and (iii) compliance with certain employment-related governmental regulations that can be effectively managed away from the client's business. The client retains the worksite employees' services in its business and remains responsible for compliance with other employment-related governmental regulations that are more closely related to worksite employee supervision. The service fee charged by Staff Leasing to its clients covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services. This service fee is invoiced together with salaries and wages of the worksite employees and the client's portion of health and retirement benefit plan costs.

PEO INDUSTRY

     The PEO industry began to evolve in the early 1980's, largely in response to the difficulties faced by small to medium-sized businesses in procuring workers' compensation insurance coverage on a cost-effective basis and in operating in an increasingly complex legal and regulatory environment. While various service providers, such as payroll processing firms, benefits and safety consultants and temporary staffing firms, were available to assist these businesses with specific tasks, PEOs began to emerge as providers of a more comprehensive outsourcing solution to these burdens.

     Growth in the PEO industry has been significant. According to NAPEO, the number of employees under PEO arrangements in the United States has grown from approximately 10,000 in 1984 to approximately 2.0 million in 1995. Staffing Industry Analysts, Inc., an employment industry research firm, estimates that gross revenues in the PEO industry grew from $5.0 billion in 1991 to $17.6 billion in 1996, representing a compounded annual growth rate of approximately 29%.

     Staff Leasing believes that the key factors driving demand for PEO services include:

     - The increasing complexity of employment-related governmental regulations and the related costs of compliance;

     - The size and growth of the small to medium-sized business community in the United States;

     - The increasing acceptance in the small to medium-sized business community of outsourcing of non-core functions;

     - The need to manage cash expenditures associated with payroll and payroll-related expenses, including workers' compensation insurance; and

     - The need to provide health and retirement benefits on a cost-effective and convenient basis.

     Another contributor to the recent growth of the PEO industry has been the increasing recognition and acceptance by regulatory authorities of PEOs and the co-employer relationship created by PEOs, with the development of licensing or registration requirements at the state level. Staff Leasing and other industry leaders, in concert with NAPEO, have worked with the relevant government entities for the establishment of a regulatory framework that would clarify the roles and obligations of the PEO and the client in the "co-employer" relationship. This framework imposes financial responsibility on the PEO and its controlling persons in order to promote the increased acceptance and further development of the industry. See "Industry Regulation -- State Regulation and Other State Regulation."

     While many states do not explicitly regulate PEOs, 16 states (including Florida and Texas) have enacted legislation containing licensing or registration requirements and, currently, at least three states including Georgia, are considering such regulation. Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs.

COMPETITIVE ADVANTAGES

     The Company believes that it has a number of key advantages which enable it to compete effectively in its target markets, including the following:

     Size and geographic concentration. At March 31, 1997, the Company served over 8,000 clients with over 92,000 worksite employees, over 72,000 of which are located in the Company's six Florida markets. Based upon U.S. Department of Labor employment statistics, the Company believes that more than one percent of the currently employed Florida workforce is co-employed by Staff Leasing. However, the Company believes that its penetration of its target markets in Florida is less than ten percent. The Company's size and geographic concentration of its business in Florida have enabled it to leverage its referral base and vendor relationships. This, in turn, increases the productivity of the Company's sales force and safety consultants; allows the Company to benefit from economies of scale in claims processing, which for workers' compensation is state specific; and attracts regional health benefit providers that are looking for increased utilization of their provider networks.

     Comprehensive risk management focus. The Company assumes employee-related risks with the addition of each new client. A critical focus of the Company's operations is the management of workers' compensation and state unemployment tax risks. Workers' compensation risk is managed by careful selection of clients, on-site loss prevention services and sophisticated claims management. The Company evaluates the claims history of prospective clients and determines whether a more in-depth review, which may include on-site inspection by the Company's or Liberty Mutual's safety consultants, is needed before acceptance. The Company's 27 safety consultants perform on-site inspections of the client's workplace to identify potential hazards and to communicate appropriate safety measures. The Company believes that these efforts decrease the frequency and severity of injury in the small to medium-sized business workplace, thus changing the nature of the risk that the Company assumes. Finally, if injuries do occur, the Company encourages prompt telephone reporting of the injury to Liberty Mutual's dedicated claims operation, where nurses and claims adjusters, working in tandem, direct the injured worker to an exclusive provider organization of occupational health professionals for medical treatment, manage the course of treatment and focus on returning the injured worksite employee to work as soon as possible. Unemployment tax risk is controlled, in part, through aggressive management of its state unemployment tax exposure, with the Company participating in approximately 600 adjudications per month. In addition, the Company operates a placement service which seeks to place unemployed workers in new positions with clients and other businesses.

     Strategic vendor alliances. Vendors of employment-related insurance products have encountered difficulty in efficiently distributing their products and services to the small to medium-sized business market. Staff Leasing's relationship with its clients provides an effective and cost-efficient distribution channel for those products and services. The Company's workers' compensation policy is provided by Liberty Mutual under a fully insured, guaranteed cost arrangement. The Company has commenced the fourth year of this alliance with Liberty Mutual. This relationship has recently been expanded to provide for: (i) a 36-person dedicated claims processing unit adjacent to the Company's headquarters, with processes and procedures jointly designed by Staff Leasing, Liberty Mutual and their joint consultant, Marsh & McLennan; (ii) intensive training of the Company's safety consultants and risk assessors; (iii) technology sharing and joint development of automated underwriting systems; and
(iv) favorable rates and payment terms. Amounts paid under this arrangement are a fixed percentage of workers' compensation payroll.

     The Company's group health benefit plans are provided by three Blue Cross entities. The Company has found that the Blue Cross health benefit plan offerings are attractive to worksite employees, who are the primary source of premium payments. Blue Cross/Florida has also provided substantial marketing support to increase enrollment in the Company's Florida health benefit plan.

     Advanced technology infrastructure. The Company invested approximately $17.5 million in computer and telephone technology and related infrastructure in 1995 and 1996 to improve service and provide additional cost efficiencies. This new infrastructure will provide additional operating leverage, enabling the Company to handle increasing levels of incoming calls and payroll processing with increasing levels of accuracy, without requiring substantial additions to staff. The Company intends to further automate its call center and apply more technology to its field staff and, within several years, expects to automate its clients for purposes of payroll processing. See "-- Information Technology."

GROWTH STRATEGY

     The Company's goal is to capitalize on its position as the leading provider of PEO services in the United States, while achieving sustainable revenue and income growth. The key elements of the Company's growth strategy are:

     Increase the Company's penetration in its existing geographic markets. The Company believes that there is potential for substantial growth in its existing geographic markets. The Company currently has 24 offices throughout Florida, with no one office accounting for more than ten percent of its Florida worksite employee base. The Company views Florida as consisting of six distinct markets in which the Company co-employs from two percent to ten percent of the small to medium-sized business workforce. The Company believes that there is substantial opportunity for increased penetration of these markets and has focused its sales force on generating new clients from referrals by existing clients.

     The Company believes that it has penetrated less than one percent of the small to medium-sized business markets in Texas and Georgia. In addition, these states have relatively high growth in small to medium-sized business formation and employment. The Company opened a new office in Savannah, Georgia during the second quarter of 1997 and plans to deploy additional salespersons in its Texas markets throughout 1997.

     Establish branch offices in new states. The Company has targeted new geographic markets for expansion. The Company will enter new markets that possess favorable demographics, in terms of the number of potential clients within industries typically served by the Company, and a favorable regulatory environment with respect to PEOs and workers' compensation. The Company has demonstrated its ability to grow outside of its Florida base through its Texas expansion. In December 1994, the Company opened an office in Dallas, Texas and opened four additional offices in Texas in May 1995. The Company's Texas operations had co-employed over 9,800 worksite employees as of March 31, 1997, which the Company believes makes it one of the three largest PEOs in that state. Within twelve months after opening, branch offices opened in Texas generated monthly aggregate branch gross profits in excess of monthly aggregate direct branch expenses. The Company opened an office in Phoenix in May 1997, will open an office in Tucson in July 1997 and plans to open three additional offices in one or more states during the last half of 1997.

     Pursue strategic acquisitions. The Company believes that the PEO industry is highly fragmented, which creates opportunities for consolidation. According to NAPEO, there are currently over 2,000 PEOs operating in the United States. The Company will consider strategic acquisitions of PEOs and related businesses to provide further penetration of its existing markets and to establish a base in new markets from which to operate and expand. The Company currently does not have any agreement, arrangement or understanding regarding any such acquisitions. See "Risk Factors -- Risks Associated with Expansion into Additional States."

     Distribute new services and products. The Company believes it possesses unique direct access to, and information about, its clients and worksite employees. The Company believes it can distribute additional products and services, such as commercial and personal insurance, in a more convenient manner to its clients and worksite employees and on a more cost-effective basis than vendors of these products and services could were they to market them directly.

CLIENT SERVICES

     The Company provides a broad range of services to its clients, including payroll administration, risk management, benefits administration, unemployment services and human resource consulting services. These services are offered by the Company to its clients on a bundled basis, except for health and retirement benefits, which are optional for worksite employees. Staff Leasing provides these services to its clients through the following core activities:

     Payroll administration. As a co-employer, the Company is responsible for payroll administration, which includes recordkeeping, making payroll tax deposits, reporting payroll taxes and related matters. The Company's call center in Bradenton, Florida is staffed by approximately 105 client service representatives and supervisors, organized into 14 teams, each of which is assigned to serve specific clients. These representatives receive payroll and employee-related information by telephone and facsimile transmission from clients and input such data for processing. The call center generally handles more than 30,000 phone calls per week. In 1996, the Company processed approximately 2.7 million payroll checks and sent out approximately 187,000 W-2s at the end of January 1997.

     Risk management. As part of its risk management services, the Company conducts on-site safety inspections for its clients with high-risk profiles within 30 days of commencement of the Company's services to identify potential safety hazards and to meet with clients to review their loss history, determine loss exposure, evaluate current controls and recommend additional control options to reduce exposure to loss or worker injury. These safety consultants continue to monitor worksite safety concerns, as needed. The safety consultants are also trained to ensure the proper workers' compensation classification of worksite employees. These risk management services are designed to reduce workers' compensation claims and to reduce other costs arising from workplace injury, such as costs of employee turnover, employee retraining and recruiting and reduced employee morale.

     Liberty Mutual's dedicated claims center allows a client to report a worksite injury through a toll free number, which eliminates the paperwork burden otherwise associated with claims reporting. This prompt reporting allows the immediate commencement of Liberty Mutual's claims management process, further reducing the cost of the claim. During 1996, over 55% of worksite injuries were reported to this claims center within 24 hours. The Company, Liberty Mutual and their joint consultant, Marsh & McLennan, worked as a team to design and implement the claims management process conducted at this facility, which now fully integrates managed care and return-to-work activities with the claims adjustment process. See "-- Vendor Relationships."

     Benefits administration. The Company offers to its clients and worksite employees optional health and dental insurance, life insurance, accidental death and dismemberment insurance and long-term disability insurance. In addition, the clients and worksite employees are offered a cafeteria plan which includes a flexible spending account allowing for payment of certain health and dependent care coverages with pre-tax payroll dollars.

     The Company also offers retirement benefits under a 401(k) retirement plan for worksite employees. Under a new multiple employer 401(k) retirement plan, which the Company adopted effective as of April 1, 1997, the Company is able to offer coverage to all employees, including owners of clients. See "Industry Regulation -- Employee Benefit Plans." In addition to the 401(k) retirement plan, the Company also provides numerous benefits-related human resource services to its clients. These services for both health and retirement benefit plans include client support for issues related to pre- and post-tax payroll deductions, plan eligibility, Section 125 and ERISA requirements, Consolidated Omnibus Budget Reconciliation Act of 1987 ("COBRA") administration for health benefit plans and investment fund information for retirement benefit plans.

     Unemployment services. The Company's unemployment services department is responsible for processing all unemployment claims related to worksite employees and during 1996 processed approximately 1,100 unemployment insurance claims each month. Claims which are determined by the Company to be unwarranted are protested by the Company under the appropriate regulatory procedures. The Company also offers employment placement services to unemployed worksite employees and attempts to place such employees who request such services either with other clients or other businesses.

     Human resource consulting services. The Company provides certain consulting services to assist its clients in the human resource area, including advice concerning appropriate employment-related policies and procedures, such as policies related to vacation, termination, harassment, discrimination, overtime and dress codes. These services are provided both on-site through the Company's branch offices and at the Company's corporate headquarters by a dedicated team of human resource professionals. The Company provides standardized employment application forms and employee handbooks, which can be customized to suit client needs. The Company conducts seminars for its clients and worksite employees concerning human resource issues, such as interviewing techniques, diversity awareness and sexual harassment training. These services primarily appeal to the Company's larger clients and to those clients in white collar industries.

CLIENTS

     Overview. Staff Leasing's customer base consisted of over 8,000 client companies as of March 31, 1997. As of December 31, 1996, the Company's clients had an average of 11.5 employees, with approximately 62% having between five and 99 employees and approximately 33% (accounting for less than 8% of worksite employees) having less than five employees. As of December 31, 1996, the Company had clients classified in approximately 600 Standard Industrial Classification ("SIC") codes. Staff Leasing's approximate client distribution, based on 1996 revenues, by major SIC code industry grouping was as follows:

                                                                               PERCENT OF
                                                                 REVENUES        TOTAL
CATEGORY                                                      (IN THOUSANDS)    REVENUES
--------                                                      --------------   ----------
Services(1).................................................    $  404,726        28.3%
Construction................................................       373,403        26.1
Manufacturing...............................................       170,679        11.9
Restaurants.................................................       111,035         7.8
Retail Trade................................................       109,573         7.6
Agriculture(2)..............................................        71,379         5.0
Transportation..............................................        68,219         4.8
Wholesale Trade.............................................        57,624         4.0
Finance, Insurance, Real Estate.............................        47,060         3.3
Public Administration.......................................         6,282         0.4
Mining......................................................         1,586         0.1
Other.......................................................        10,565         0.7
                                                                ----------       -----
          Total.............................................    $1,432,131       100.0%
                                                                ==========       =====

---------------

(1) Services consist principally of clients in the following: business services, automotive repair, health services, personal services (e.g., laundry and dry cleaning, beauty and barber shops), hotel and lodging services, engineering, accounting and management services, recreational services, social services and miscellaneous repair services.
(2) Agriculture consists primarily of landscaping and nursery services.

     Client selection and retention strategy. As part of its client selection strategy, the Company offers its services to businesses falling within specified SIC codes and eliminates certain industries with respect to which it cannot, at present, effectively manage the risk of employee injury (such as migratory labor, asbestos removal, logging and oil and gas exploration). All prospective clients are also evaluated individually on the basis of workers' compensation risk and claims history, group health history, unemployment history and credit status. With respect to potential clients operating in certain industries believed by the Company to present a level of risk exceeding industry norms, more rigorous approval requirements must be met before the Company enters into a Client Leasing Agreement. This process may include an on-site inspection and review of workers' compensation and unemployment claims experience for the last three years. In addition, under the terms of the Company's agreement with Liberty Mutual, potential clients in certain industries or with historically high workers' compensation insurance claims experience must also be approved by Liberty Mutual before a Client Leasing Agreement is executed.

     The Company's sales force is directed to sell to all businesses within its established workers' compensation risk parameters and receives additional incentives with respect to those businesses that fall within the Company's construction and blue-collar service target markets. Outside of the areas of workers' compensation and group health risk, the Company does not have rigid criteria regarding client selection. The Company takes into account factors such as the size of the client by employee count and payroll volume and the length of time the client has been in business when determining a service fee. The method of payment is affected by the client's credit history. As a consequence of this strategy, the Company's client base contains significant segments of businesses with fewer than five employees, start-up businesses and small construction businesses that tend to be more unstable and more likely to fail than larger businesses with long operating histories in less cyclical industries.

     The Company believes that the attrition rate of its client base is directly affected by the natural instability in the small to medium-sized business market that it serves. According to the U.S. Small Business Administration, the annual failure rate for all businesses is 14%. The Company believes that the failure rate for businesses with fewer than 100 employees is higher than this rate. In 1996, approximately 30% of the clients that ceased to use the Company's services did so for reasons relating to financial failure and approximately 38% of such clients were terminated at the Company's option for reasons that include unacceptable credit risk, legal non-compliance and low profitability for the Company. The Company believes that it has the opportunity to reduce the level of attrition of the remaining approximately one-third of those clients that cease to use the Company's services for other reasons. The Company has taken certain actions intended to increase client retention, such as replacing its former 401(k) retirement plan with a multiple employer 401(k) retirement plan that allows owners and highly-compensated employees to participate, elevating levels of client service in the payroll and benefits administration areas, and increasing its efforts to retain profitable clients that have indicated they may terminate their relationship with the Company and to recapture lost but profitable clients.

     Client Leasing Agreement. All clients enter into Staff Leasing's Client Leasing Agreement. The Client Leasing Agreement provides for an initial one-year term, subject to termination by the Company or the client at any time upon 30 days' prior written notice. After the initial term the contract may be renewed, terminated or continued on a month-to-month basis. In most cases, such contracts are continued on a month-to-month basis. The Company requires the owners of substantially all of its clients to personally guarantee the clients' obligations under the Client Leasing Agreement.

     The service fee charged by the Company is invoiced along with each periodic payroll of the client. The service fee covers the cost of certain employment-related taxes, workers' compensation insurance coverage and administrative and field services provided by Staff Leasing to the client, including payroll administration, recordkeeping and safety, human resource and regulatory compliance consultation. The client's portion of health and retirement benefit plan costs is invoiced separately and is not included in the service fee. The component of the service fee related to administration varies according to the size of the client, the amount and frequency of payroll payments and the method of delivery of such payments. The component of the service fee related to workers' compensation and unemployment insurance is based, in part, on the client's historical claims experience.

     Employment-related liabilities are allocated between the Company and the client pursuant to the Client Leasing Agreement, with the Company assuming responsibility for worksite employee payroll and for compliance with certain employment-related governmental regulations that can be effectively managed away from the client's premises. The client remains responsible for compliance with other employment-related governmental regulations that are more closely related to the daily supervision of worksite employees. Certain responsibilities and liabilities are shared by Staff Leasing and the client where such joint responsibility is appropriate. The following table summarizes the division of applicable responsibilities for regulatory compliance under the Client Leasing
Agreement:

              STAFF LEASING                                 CLIENT
              -------------                                 ------
- All rules and regulations governing the  - Occupational Safety and Health Act
  reporting, collection and payment of       ("OSHA") and related or similar
  Federal and state payroll taxes on         Federal, state or local regulations
  wages, including, but not limited to:
  (i) Federal income tax withholding       - Government contracting requirements as
  provisions of the Code; (ii) state         regulated by, including, but not
  and/or local income tax withholding        limited to: (i) Executive Order 11246;
  provisions; (iii) FICA; (iv) FUTA; and     (ii) Vocational Rehabilitation Act of
  (v) applicable state unemployment tax      1973; (iii) Vietnam Era Veterans'
  provisions                                 Readjustment Assistance Act of 1974;
                                             (iv) Walsh-Healy Public Contracts Act;
- Applicable workers' compensation laws      (v) Davis-Bacon Act; (vi) the Service
  including, but not limited to: (i)         Contract Act of 1965; and (vii) any and
  procuring workers' compensation            all similar, related, or like Federal,
  insurance; (ii) completing and filing      state or local laws, regulations,
  all required reports; and (iii)            ordinances and statutes
  administering, managing and otherwise
processing claims and related procedures   - Professional licensing and liability

- Fair Labor Standards Act ("FLSA")                  - Fidelity bonding requirements
- COBRA                                              - Code Sections 414(m), (n) & (o) relating to
- Section 1324(b) of the Immigration Reform and        client maintained benefit plans
  Control Act (employment eligibility verification)  - Worker Adjustment and Retraining Notification Act
- Consumer Credit Protection Act, Title III          - Laws affecting the assignment and ownership of
                                                       intellectual property rights including, but not
- All rules and regulations governing                  limited to, inventions, whether patentable or not
  administration, procurement and payment of all       and patents resulting therefrom, copyrights and
  employee benefit plans elected by the client or      trade secrets
  worksite employee                                  - Laws affecting the maintenance, storage and
                                                       disposal of hazardous materials
                                                     - FLSA*, Title VII (Civil Rights Act of 1964), the
                                                       Family and Medical Leave Act of 1993*, the
                                                       Americans with Disabilities Act, the Age
                                                       Discrimination in Employment Act (including
                                                       provisions thereunder relating to client's
                                                       premises), and any other Federal, state, country,
                                                       or local laws, regulations, ordinances and
                                                       statutes which govern the employer/employee
                                                       relationship

---------------

* Shared responsibility

     The Company sends worksite employees an employee enrollment package which describes the "at-will" employment relationship of the worksite employees with Staff Leasing. If the Client Leasing Agreement with any client is terminated, the worksite employees of such client are dismissed from employment by Staff Leasing. The worksite employees are informed that if the client fails to pay Staff Leasing for the worksite employees' services, Staff Leasing will only be responsible for the applicable minimum wage (and, if applicable, the legally required overtime pay) for such worksite employees for work performed until such worksite employees receive notice of termination.

     Because Staff Leasing is a co-employer with the client, it is possible that Staff Leasing could incur liability for violation of Federal and state employment-related laws even if it is not responsible for the conduct giving rise to such liability. The Client Leasing Agreement addresses this issue by providing that the Company and the client will indemnify each other for liability incurred to the extent the liability is attributable to conduct by the indemnifying party. Notwithstanding this contractual right to indemnification, it is possible that the Company could be unable to collect on a claim for indemnification and may therefore be ultimately responsible for satisfying the liability in question. See "Risk Factors -- Liabilities for Client and Employee Actions" and "Risk Factors -- Liability for Worksite Employee Payroll and Payroll Taxes." The Company maintains employer practices liability insurance and general liability insurance in amounts the Company believes are reasonable to protect it against liability as a co-employer.

     Clients are required to pay amounts owed to the Company by check or bank wire or, in some cases, by certified or official bank check, which is delivered to the Company upon delivery of the payroll checks to the client. Although the Company is ultimately liable as a co-employer to pay worksite employees at the applicable minimum wage and overtime rates for work performed, it retains the ability to terminate immediately the Client Leasing Agreement as well as its employment relationship with the worksite employees upon non-payment by a client. The Company manages its exposure for payment of such amounts through this right to terminate, the periodic nature of payroll, client credit checks, owner guarantees and the Company's client selection process. During 1996, the Company recorded approximately $651,000 in bad debt expense (including direct costs and the unpaid portion of the Company's service fee) on approximately $1.4 billion of total revenues.

SALES AND MARKETING

     The Company markets its services through a direct sales force of approximately 165 sales employees, as of March 31, 1997. The Company uses a direct sales force that it controls, rather than selling through agents, because this allows the Company to more closely monitor and manage employer-related liabilities assumed with each sale. The Company's sales force is located throughout its 34 branch offices, with four to eight sales persons located in each branch office. The Company's sales persons are compensated by a combination of salary and commissions which has, for top producers, exceeded $100,000 in annual compensation.

     The Company seeks to hire sales persons who have five years or more sales experience in other business-to-business sales positions. The Company provides at least one month of training for each new sales person in the field, followed by a one week formal training program to familiarize new sales persons with the Company's services, policies and procedures. The Company requires sales persons to undergo training when new services are offered by the Company.

     Staff Leasing generates sales leads from various sources, primarily referrals from existing clients, which accounted for approximately 41% of the Company's new clients during the eight months ended April 30, 1997, and other sources such as accountants and other professionals. Each sales person is required to visit his or her clients periodically in order to maintain an ongoing relationship and to benefit from referrals. In a 1996 survey conducted by an independent market research firm at the Company's direction, 89% of the Company's clients indicated that they would refer a valued business associate to the Company. In order to take advantage of this opportunity, the Company has focused its sales efforts on client referrals and plans to introduce a new client incentive program to encourage increased referral activity from its clients. The Company also generates sales leads through contacts produced by its telemarketing group, which makes calls to potential clients identified from industry data, purchased lists and other sources.

     The Company has also entered into an exclusive client referral relationship with E.K. Williams/General Business Services, which provides financial and accounting management services to business owners and has more than 500 franchised locations nationwide, including 87 locations in the Company's existing markets. Under this arrangement E.K. Williams/General Business Services will refer Staff Leasing to its small to medium-sized business clients. In addition, the Company has obtained endorsements from national franchisors such as SUBWAY(R), Mr. Rooter(R), Aire Serve(R), Mr. Electric(R) and Certa ProPainters(R) by which these companies will recommend Staff Leasing's services to their franchisees.

VENDOR RELATIONSHIPS

     Staff Leasing provides benefits to its worksite employees under arrangements with a number of vendors. The Company's most significant vendor relationships are as follows:

     Liberty Mutual. The Company's workers' compensation coverage is provided by Liberty Mutual, which is the largest workers' compensation insurance carrier in the United States. This program was initiated in March 1994, renegotiated effective January 1, 1997, to, among other things, reduce rates charged to the Company, and currently provides coverage through December 31, 1999. The Company recently negotiated a further rate reduction from Liberty Mutual, which will become effective October 1, 1997. Staff Leasing is now Liberty Mutual's second largest client for workers' compensation insurance in terms of premiums.

     The Company's arrangement with Liberty Mutual has always provided coverage on a guaranteed cost basis. Amounts due to Liberty Mutual under this arrangement are a fixed percentage of the Company's workers' compensation payroll and are paid on a monthly basis. The Company has no liability in excess of such amounts paid. Payouts on workers' compensation claims can extend for years. With the Liberty Mutual arrangement, the Company's earnings are more predictable, since changes in the frequency of claims do not affect current income and changes in the ultimate severity of incurred claims do not affect future income. Under the renegotiated arrangement, the rate per $100 of payroll charged to the Company for workers' compensation insurance coverage has decreased from that paid in 1996 by 26.8%, even though the mix of clients and worksite employees by industry classification has remained relatively constant. See "-- Client Services -- Risk Management."

     Liberty Mutual has established a 36-person dedicated claims unit adjacent to the Company's corporate headquarters to manage the Company's workers' compensation claims exclusively. The Company, Liberty Mutual and their joint consultant, Marsh & McLennan, worked as a team to design and implement the claims management process conducted at this facility, which fully integrates managed care and return-to-work activities with the claims adjustment process. This enables Liberty Mutual and the Company, working together, to provide more cost efficient claims administration and processing and better client service, with a concomitant reduction in workers' compensation claims experience, which the Company believes should have a favorable impact on future rates. Approximately 900 new claims per month are currently managed at this facility.

     Blue Cross/Blue Shield. The Company's group health benefit plans are provided by three Blue Cross entities under separate contracts in the states of Florida, Texas and Georgia. Premiums paid by worksite employees, and the portion of premiums, if any, paid by the client, varies depending on the coverage options selected and the place of residence of the worksite employee. Plans offered in Texas and Georgia provide the Company with guaranteed cost contracts, with the Company's liability capped at fixed amounts. The Company's policy with Blue Cross/Florida is a three-year minimum premium arrangement. The administrative costs associated with this policy are fixed for the three-year term and stop loss coverage for 1997 is provided at the level of 115% of projected claims. Stop loss coverage for succeeding years will be established based on claims experience in the first year of the policy.

INFORMATION TECHNOLOGY

     The Company has invested and is continuing to invest significant capital and resources in the development and enhancement of its information systems. During 1995 and 1996, the Company invested approximately $17.5 million in its technology infrastructure, including computer hardware and software and telephony. This investment was made to better serve its increasing client base, to maintain a high level of customer service at increasing volumes and to increase operating leverage in its processing operations. See "-- Growth Strategy."

     These systems provide the Company with the capability to promptly and accurately deliver payroll and related services and generate in-depth management reports. The Company's information systems manage all data relating to worksite employee enrollment, payroll processing, benefits administration, management information and other requirements of the Company's operations. The current systems have high volume payroll processing capabilities which allow the Company to produce and deliver weekly payrolls to its clients, each customized to the needs of such clients. Currently, the Company processes in excess of 50,000 payroll checks per week. The Company believes that the current systems are capable of supporting the Company's operations and the anticipated growth therein through 1998.

     The Company's investment through December 31, 1996 includes: (i) two HP-9000 client servers; (ii) additional data storage capacity; (iii) 574 desktop PC's; (iv) a wide area network to its branches; (v) a local area network in its headquarters facility; (vi) a telephone system that is capable of detailed call tracking, monitoring, routing and interactive voice response for enrollment functions; and (vii) built-in redundancies in each of these areas, all of which are fully operational. The Company is completing development, installation and testing of the remaining software components of its new information system, primarily the ORACLE(R) Human Resource and Payroll application. The Company believes this application is the leading application in its field. The Company anticipates that the new system will be operational during 1997. The Company will operate its current software in parallel with the ORACLE(R) Human Resource and Payroll application until it is satisfied with the operation of the new system. The new technology should enable the Company to increase the productivity of its call center representatives and to better direct its business through improved managed information systems.

     The Company's information technology staff has grown from five persons in 1994 to 27 persons at March 31, 1997, and the Company plans to continue to increase staffing of this department. The Company believes that its information systems are integral in achieving its growth objectives and, as such, the Company intends to continue to invest in its technology infrastructure, although at reduced levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

COMPETITION

     The PEO industry is highly fragmented. NAPEO estimates that there are approximately 2,000 companies providing certain levels of PEO services. Most of these companies have limited operations and fewer than 1,000 worksite employees. However, there are several larger industry participants, and the Company believes three competitors have PEO revenues in excess of $500 million. The Company considers its primary competition to be PEOs, insurance agents and fee-for-service providers, such as payroll processors and human resource consultants. The market for PEO services is expected to become increasingly competitive as larger companies, some of which have greater financial resources than Staff Leasing and which have not traditionally operated in this industry, enter the market. See "Risk Factors -- Competition and New Market Entrants."

     The key competitive factors in the PEO industry are breadth and quality of services, price, reputation, financial stability, as well as choice, quality and cost of benefits. The Company believes that it competes favorably in these areas.

INTERNAL COMPANY EMPLOYEES

     The Company had 905 internal employees as of March 31, 1997. At such date, 444 employees were located at the Company's Bradenton, Florida headquarters. The remaining employees were located in the Company's branch offices. None of the Company's internal employees is a party to a collective bargaining agreement.

FACILITIES

     The Company's operations are conducted from its 86,300 square foot corporate headquarters located in Bradenton, Florida. The Company leases this facility under a lease which expires in December 2005, but which can be renewed, at the option of the Company, for two additional five-year periods. The Company also leases approximately 10,200 square feet of ancillary space, adjacent to its headquarters, under a lease which expires in March 1998, which space is currently being used for file storage.

     The Company also leases space for its 34 branch offices, located in Florida, Georgia, Texas and Arizona. The Company believes that its branch office leases, which generally have terms of three to five years, can either be renewed on acceptable terms or that other, comparable space can be located upon the expiration of any branch office lease without significant additional cost to the Company. The Company considers its facilities to be adequate for its current and prospective operations.

LEGAL PROCEEDINGS


     In June 1997, a purported class action complaint was filed by Taylor, Bean & Whittaker Ltd., et al in the Circuit Court of the Fifth Judicial District in and for Marion County, Florida naming the Company as defendant. The complaint alleges, among other things, that the Company mislead the plaintiffs by misstating, or failing to disclose, how it priced its services. Specifically, the plaintiffs allege that the Company should have more clearly disclosed that it would continue to include in the charges to its customers amounts equal to the unemployment taxes of its employees after the first $7,000 of gross income was paid. The complaint also alleges that the Company failed to provide plaintiffs with a reduction in their unemployment compensation experience rates. The complaint alleges causes of actions under the Florida Deceptive and Unfair Trade Practice Act, for fraud in the inducement and under Florida's Civil Remedies for Criminal Practices Act. The plaintiffs seek, among other things, treble damages in an unspecified amount, along with interest, attorneys fees and costs. The Company denies any liability with respect to this action and intends to vigorously defend this lawsuit.



     While the Company is involved from time to time in routine legal matters incidental to its business, there are presently no other material legal proceedings pending against the Company.

                              INDUSTRY REGULATION

INTRODUCTION

     The Company's operations are affected by numerous Federal and state laws and regulations relating to employment matters, benefit plans and taxes. By entering into a co-employer relationship with its clients, the Company assumes certain obligations and responsibilities of an employer under these laws. Because many of these Federal and state laws were enacted prior to the development of non-traditional employment relationships, such as PEOs, temporary employment and other employment-related outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of non-traditional employers. In addition, the definition of "employer" under these laws is not uniform.

     Some governmental agencies that regulate employment have developed rules that specifically address issues raised by the relationship among PEOs, clients and worksite employees. Existing regulations are relatively new and, therefore, their interpretation and application by administrative agencies and Federal and state courts is limited or non-existent. The development of additional regulations and interpretation of existing regulations can be expected to evolve over time. In addition, from time to time, states have considered, and may in the future consider, imposing certain taxes on gross revenues or service fees of the Company and its competitors. The Company cannot predict with certainty the nature or direction of the development of Federal, state and local regulations or whether any states will impose such taxes. See "Risk Factors -- Possible Adverse Application of Certain Federal and State Laws" and "Risk
Factors -- State and Local Regulation of the PEO Industry."

     The Company believes that its operations are currently in compliance in all material respects with all applicable Federal and state statutes and regulations.

EMPLOYEE BENEFIT PLANS

     Effective April 1, 1997, the Company began to offer a new 401(k) retirement plan, designed to be a "multiple employer" plan under Code Section 413(c). This new plan enables owners of clients and highly-compensated worksite employees, as well as highly-compensated internal employees of the Company, to participate. Such persons were excluded from the prior 401(k) retirement plan to avoid issues of discrimination in favor of highly-compensated employees. Generally, employee benefit plans are subject to provisions of both the Code and ERISA.

     Employer Status. In order to qualify for favorable tax treatment under the Code, the plans must be established and maintained by an employer for the exclusive benefit of its employees. Generally, an entity is an "employer" of certain workers for Federal employment tax purposes if an employment relationship exists between the entity and the workers under the common law test of employment. In addition, the officers of a corporation are deemed to be employees of that corporation for Federal employment tax purposes. The common law test of employment, as applied by the IRS, involves an examination of approximately 20 factors to ascertain whether an employment relationship exists between a worker and a purported employer. That test is generally applied to determine whether an individual is an independent contractor or an employee for Federal employment tax purposes and not to determine whether each of two or more companies is a "co-employer." Substantial weight is typically given to the question of whether the purported employer has the right to direct and control the details of an individual's work.

     The IRS established the Market Segment Study for the purpose of identifying specific compliance issues prevalent in certain segments of the PEO industry. Approximately 70 PEOs have been randomly selected by the IRS for audit pursuant to this program. The Company was not one of the PEOs selected for the audit. One issue that has arisen from these audits is whether a PEO can be a co-employer of worksite employees, including officers and owners of client companies, for various purposes under the Code, including participation in the PEO's 401(k) retirement plan.

     The Company is not able to predict either the timing or the nature of any final decision that may be reached by the IRS with respect to the Market Segment Study and the ultimate outcome of such decisions.

Further, the Company is unable to predict whether the Treasury Department will issue a policy statement with respect to its position on these issues or, if issued, whether such a statement would be favorable to the Company. The Company believes that the establishment of its new multiple employer plan under Code
Section 413(c) will eliminate the exposure as to future contributions to that plan resulting from an IRS determination that no employer relationship exists between the sponsor of the plan and the plan participants. Since this plan will be co-sponsored by each participating client, the Company believes that even if the IRS were to determine that the worksite employees were not employees of the Company, it could not reach the same conclusion as to the client co-sponsor. However, if an adverse conclusion by the IRS were applied retroactively to disqualify the Company's former 401(k) retirement plan, employees' vested account balances under the former 401(k) retirement plan would become taxable, the Company's tax deductions would only be allowed as matching contributions become vested, the former 401(k) retirement plan's trust would become a taxable trust, and the Company would be subject to liability with respect to its failure to withhold and pay taxes applicable to salary deferral contributions by employees, including worksite employees. In such event, the Company would also face the risk of client dissatisfaction and potential litigation. A retroactive application by the IRS of an adverse conclusion would have a material adverse effect on the Company's financial position and results of operations. While the Company believes that a retroactive disqualification is unlikely, there can be no assurance as to the ultimate resolution of these issues by the IRS.

     ERISA Requirements. Employee pension and welfare benefit plans are also governed by ERISA. ERISA defines "employer" as "any person acting directly as an employer, or indirectly in the interest of an employer, in relation to an employee benefit plan." ERISA defines the term "employee" as "any individual employed by an employer." The United States Supreme Court has held that the common law test of employment must be applied to determine whether an individual is an employee or an independent contractor under ERISA. A definitive judicial interpretation of "employer" in the context of a PEO or employee leasing arrangement has not been established.

     If the Company were found not to be an employer for ERISA purposes, its former 401(k) retirement plan would not comply with ERISA and could be subject to retroactive disqualification by the IRS. Further, the Company would be subject to liabilities, including penalties, with respect to its cafeteria plan for the failure to withhold and pay taxes applicable to salary deferral contributions by its worksite employees. In addition, as a result of such finding the Company and its plans would not enjoy, with respect to worksite employees, the preemption of state laws provided by ERISA and could be subject to varying state laws and regulation, as well as to claims based upon state common laws.

FEDERAL EMPLOYMENT TAXES

     As a co-employer, the Company assumes responsibility and liability for the payment of Federal and state employment taxes with respect to wages and salaries paid to worksite employees. There are essentially three types of Federal employment tax obligations: (i) withholding of income tax requirements governed by Code Section 3401, et seq.; (ii) obligations under FICA, governed by Code
Section 3101, et seq.; and (iii) obligations under the FUTA, governed by Code
Section 3101, et seq. Under these Code sections, employers have the obligation to withhold and remit the employer portion and, where applicable, the employee portion of these taxes.

     The Market Segment Study discussed above is examining, among other issues, whether PEOs, such as the Company, are employers of worksite employees under the Code provisions applicable to Federal employment taxes and, consequently, responsible for payment of employment taxes on wages and salaries paid to such worksite employees. Section 3401(d)(1) of the Code, which applies to Federal income tax withholding requirements, contains an exception to the general common law test applied to determine whether an entity is an "employer" for purposes of Federal income tax withholding. Section 3401(d)(1) states that if the person for whom services are rendered does not have control of the payment of wages, the "employer" for this purpose is the person having control of the payment of wages. The Treasury Regulations issued under Section 3401(d)(1) state that a third party can be deemed to be the employer of workers under this section for income tax withholding purposes where the person for whom services are rendered does not have legal control of the payment of wages. While Section 3401(d)(1) has been examined by several courts, its ultimate scope has not been delineated. Moreover, the IRS has to date relied extensively on the common law test of employment in determining liability for failure to comply with Federal income tax withholding requirements.

     Accordingly, while the Company believes that it can assume the withholding obligations for worksite employees, in the event the Company fails to meet these obligations the client may be held jointly and severally liable therefor. While this interpretive issue has not to the Company's knowledge discouraged clients from utilizing the Company's services, there can be no assurance that a definitive adverse resolution of this issue would not do so in the future.

STATE REGULATION

     Florida. In Florida, the Company's PEO operations are licensed under the Florida Employee Leasing Licensing Act of 1991 (the "Florida Licensing Act"). The Florida Licensing Act requires PEOs and their controlling persons to be licensed, mandates reporting requirements and allocates several employer responsibilities. The Florida Licensing Act also requires licensed PEOs to submit annual audited financial statements and maintain a tangible accounting net worth and positive working capital. The Florida Licensing Act also requires PEOs to, among other things: (i) reserve the right of direction and control over the leased employees; (ii) enter into a written agreement with the client; (iii) pay wages to the leased employees; (iv) pay and collect payroll taxes; (v) maintain authority to hire, terminate, discipline and reassign employees; (vi) reserve a right to direct and control the management of safety, risk and hazard control at the worksite; (vii) promulgate and administer employment and safety policies; and (viii) manage workers' compensation claims.

     Texas. The Texas Staff Leasing Act regulates and establishes a legal framework for PEOs in Texas. The Texas Staff Leasing Act, which became effective on September 1, 1993, established mandatory licensing for PEOs and expressly recognizes a licensed PEO as the employer of the worksite employee for purposes of the Texas Unemployment Compensation Act. The Texas Staff Leasing Act also provides, to the extent governed by Texas law, that a licensed PEO may sponsor and maintain employee benefit plans for the benefit of worksite employees. In addition, the Texas Staff Leasing Act not only provides that a PEO may elect to obtain workers' compensation insurance coverage for its worksite employees but also provides that, for workers' compensation insurance purposes, a licensed PEO and its client are treated as co-employers. In order to obtain a license, applicants must undergo a background check, demonstrate a history of good standing with tax authorities and meet certain capitalization requirements that increase with the number of worksite employees employed. The Texas Staff Leasing Act specifies that the Texas Department of Licensing and Regulation ("TDLR") is responsible for enforcement of the Texas Staff Leasing Act and TDLR has adopted regulations under the Texas Staff Leasing Act.

     Other States. While many states do not explicitly regulate PEOs, 14 other states have passed laws that have licensing or registration requirements for PEOs and at least three states, including Georgia, are considering such regulation. See "Risk Factors -- State and Local Regulation of the PEO Industry." Such laws vary from state to state but generally provide for monitoring the fiscal responsibility of PEOs. In addition to holding a license in Texas and Florida, the Company holds licenses in six other states, has been registered or certified in three other states, and has applied for licenses in four other states. Whether or not a state has licensing, registration or certification requirements, the Company faces a number of other state and local regulations that could impact its operations. The Company's objective is to establish excellent working relationships with state regulatory authorities in states where it operates and the Company believes that to date it has been able to do so.

                                   MANAGEMENT

     The Company's Board of Directors currently has eight members. In accordance with the Articles of Incorporation of the Company, the members of the Board of Directors are divided into three classes and are elected for a term of office expiring at the third succeeding annual shareholders' meeting following their election to office or until a successor is duly elected and qualified. The Articles of Incorporation also provide that such classes shall be as nearly equal in number as possible. The terms of office of the Class I, Class II and Class III directors expire at the annual meeting of shareholders in 2000, 1999 and 1998, respectively.

     The following tables sets forth certain information on the directors and executive officers of the Company as of May 29, 1997:

                                                                                               DIRECTOR
NAME                                   AGE                      POSITION                        CLASS
----                                   ---                      --------                       --------
Charles S. Craig(1)(3)(4)(5).........  46     Chairman of the Board and Chief Executive            I
                                                Officer
Richard A. Goldman(5)................  41     President
John E. Panning(5)...................  46     Chief Financial Officer
James F. Manning.....................  67     Vice Chairman of the Board                         III
John Bilchak, Jr.....................  49     Senior Vice President, Benefits and Risk
                                                Management
Joyce Lillis McGill..................  50     Senior Vice President, Sales
David A. Varnadore...................  35     Senior Vice President, Operations
George B. Beitzel(1)(2)(3)...........  68     Director                                             I
Ronald V. Davis(1)(2)(4).............  50     Director                                             I
Melvin R. Laird(2)(3)................  74     Director                                            II
William J. Mullis....................  49     Director                                           III
Elliot B. Ross(4)....................  51     Director                                            II
David T.K. Sarda.....................  36     Director                                           III

---------------

(1) Member of the Executive Committee
(2) Member of the Audit Committee
(3) Member of the Compensation Committee
(4) Member of the Nominating Committee
(5) Member of the Office of the Chairman

     Charles S. Craig has served as Chairman of the Board of Directors since November 1993. He assumed the additional position of Chief Executive Officer in July 1995. He currently serves as Chairman of the Executive Committee of the Board of Directors. Mr. Craig is currently the sole shareholder of Staff Acquisition. Mr. Craig has been a Managing Director of Craig Capital Corporation ("Craig Capital") since 1988 and Chairman of CSG, Inc. since 1989. An investor group organized by Craig Capital acquired Staff Leasing in 1993. Mr. Craig holds B.A., M.A. and J.D. degrees from Brown University, Cambridge University, and University of Michigan Law School, respectively.

     Richard A. Goldman has served as President and been a member of the three-person Office of the Chairman since January 1997. Mr. Goldman served as Senior Vice President of Risk Management and General Counsel of Staff Leasing from July 1995 to January 1997. In May 1997, Mr. Goldman was appointed by Governor Lawton Chiles to Florida's Board of Employee Leasing. Prior to joining Staff Leasing, Mr. Goldman was a partner in the New York office of Dechert Price & Rhoads from April 1993 to July 1995 and was special counsel at that firm from December 1991 until April 1993. Mr. Goldman holds a B.A. degree from Princeton University and a J.D. degree from Stanford University Law School.

     John E. Panning has served as Chief Financial Officer and been a member of the three-person Office of the Chairman since January 1997. From August 1996 to December 1996, he served as Senior Vice President of Finance of Staff Leasing. Mr. Panning served as Senior Vice President of Sales of Staff Leasing from January 1995 to July 1996. Prior to joining Staff Leasing, Mr. Panning served as Chief Financial Officer of CityForest Corporation from March 1993 to November 1994; Chief Financial Officer of Sinclair & Valentine,

L.P., from 1985 to 1990; and as Group Vice President of the Commercial & Packing Division of Flint Ink Corporation from January 1991 to September 1992. Mr. Panning received B.S. and M.B.A. degrees from the University of Minnesota.

     James F. Manning has been Vice Chairman of Staff Leasing since January 1997. Mr. Manning served as President of Staff Leasing from July 1995 to December 1996. He also served as Vice President and Chief Information Officer from May 1995 to June 1995 and as a consultant to the Company from January 1995 to April 1995. Prior to joining Staff Leasing, Mr. Manning was a business consultant from January 1987 to April 1995. Mr. Manning holds a B.A. degree in Economics from Williams College.

     John Bilchak, Jr. has been Senior Vice President, Benefits and Risk Management since January 1997. Mr. Bilchak served as Vice President, Benefits from January 1996 to December 1996. Prior to joining Staff Leasing, Mr. Bilchak served as a Principal with Towers Perrin from June 1992 to January 1996 and as a Principal with William M. Mercer, Inc. from 1983 to June 1992. Mr. Bilchak holds B.A. and M.B.A. degrees from The Ohio State University.

     Joyce Lillis McGill has been Senior Vice President, Sales of Staff Leasing since March 1997. She previously served in various positions for Compaq Computer Corporation, and was employed by that company as Vice President Eastern Region from April 1996 until becoming employed by the Company. From February 1993 until April 1996, she was Regional Director of Sales, Service & Operations, Northeast Region for Compaq and from July 1988 to February 1993 served as Area Sales Manager for Compaq. Ms. Lillis attended Somerset College.

     David A. Varnadore has been Senior Vice President, Operations since July 1996. He previously served as Chief Financial Officer of Staff Leasing from November 1993 to June 1996 and held various positions with the Predecessor from 1988 until November 1993. Mr. Varnadore received a B.S. degree in accounting from Carson-Newman College.

     George B. Beitzel has served as a director of the Company since November 1993. He currently serves as Chairman of the Audit and Compensation Committees of the Board of Directors and as a member of the Executive Committee. Mr. Beitzel is currently Chairman of the Board of the Colonial Williamsburg Foundation and a director of Bankers Trust New York Corporation, Computer Task Group, Inc., CSG, Inc., Phillips Petroleum Company and Rohm & Haas Company.

     Ronald V. Davis has been a member of the Board of Directors of Staff Leasing since November 1993 and serves as Chairman of the Board's Nominating Committee. Mr. Davis is currently Chairman of Davis Capital LLC. Mr. Davis served as President and Chief Executive Officer of the Perrier Group of America, Inc. from January 1992 to December 1995. Mr. Davis is also a director of Celestial Seasonings, Inc.

     Melvin R. Laird has served as a director of Staff Leasing since February 1997. Mr Laird is currently a member of the Board of Directors of Reader's Digest Association, Inc., American Express/IDS Mutual Funds Group and CSG, Inc. Mr. Laird has been retired for over five years.

     William J. Mullis was a founder of the Predecessor, which commenced operations in 1984. He has served as a director of Staff Leasing since November 1993. Since January 1992, Mr. Mullis has been employed by and is the owner of Associated Automotive, Inc.

     Elliot B. Ross has been a director of Staff Leasing since March 1994. He has been employed by ESSEF Corporation since February 1994, where he currently serves as Chief Operating Officer. Prior to his employment with ESSEF Corporation, Mr. Ross was Co-Chairman of Inverness Partners from January 1988 to January 1994.

     David T.K. Sarda has served as a director of Staff Leasing since November 1993. Mr. Sarda was a Managing Director of Craig Capital from May 1989 until January 1997 and is a director of CSG, Inc.

BOARD COMMITTEES

     The Board of Directors has appointed an Executive Committee, an Audit Committee, a Compensation Committee and a Nominating Committee. The membership of such committees is indicated by the footnotes to the table above. The Executive Committee has and may exercise all of the powers and authority of the Board of Directors of the Company during the periods between regularly scheduled Board meetings to the fullest extent permitted under the bylaws of the Company and the Florida Act. The Audit Committee reviews the scope and results of the annual audit of the Company's consolidated financial statements conducted by the Company's independent accountants, the scope of other services provided by the Company's independent accountants, proposed changes in the Company's financial and accounting standards and principles, and the Company's policies and procedures with respect to its internal accounting, auditing and financial controls, and makes recommendations to the Board of Directors on the engagement of the independent accountants, as well as other matters which may come before it or as directed by the Board of Directors. The Compensation Committee administers the Company's compensation programs, including the Staff Leasing, Inc. 1997 Stock Incentive Plan (the "Incentive Plan"), and performs such other duties as may from time to time be determined by the Board of Directors. The Nominating Committee is responsible for nominating candidates for election to the Board of Directors of the Company.

BOARD COMPENSATION

     Non-management directors of the Company will be paid annual compensation of $10,000. Upon consummation of the Offering, each non-management director will be granted an option to purchase 2,000 shares of Common Stock at an exercise price equal to the initial price to the public of shares in the Offering.

EXECUTIVE COMPENSATION

     The following tables sets forth in summary form all compensation paid by the Company to the Chief Executive Officer and its other four most highly compensated executive officers (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for the year ended December 31, 1996:

                                                                                              LONG-TERM
                                                                                           COMPENSATION(1)
                                                                                           ---------------
                                                                                               AWARDS
                                                                                           ---------------
                                                                               OTHER         RESTRICTED
                                                  ANNUAL COMPENSATION          ANNUAL           STOCK
                                              ---------------------------   COMPENSATION      AWARD(S)
        NAME AND PRINCIPAL POSITION           YEAR   SALARY($)   BONUS($)      ($)(2)            ($)
        ---------------------------           ----   ---------   --------   ------------   ---------------
Charles S. Craig(3).........................  1996                            $885,000
  Chief Executive Officer
Richard A. Goldman..........................  1996   $131,976    $ 74,250     $ 12,475(4)       $66,595(5)
  President
John E. Panning.............................  1996   $132,000    $ 74,250                       $66,595(6)
  Chief Financial Officer
James F. Manning............................  1996   $194,131    $124,000
  Vice Chairman(7)
David A. Varnadore..........................  1996   $132,012    $ 74,250
  Senior Vice President of Operations(8)

---------------

(1) All long-term compensation identified in this table arises under the Company's restricted equity plan (the "Restricted Equity Plan"). The Restricted Equity Plan allowed the Company to issue Common Interests to its senior executive officers holding positions of Vice President or above. See "Certain Transactions." No Common Interests were issued under this Plan subsequent to January 31, 1997.

                                              (footnotes continued on next page)

(2) Does not include perquisites and other personal benefits, securities or property which do not aggregate in excess of the lessor of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.
(3) In 1996, the Company paid to Craig Capital management fees of $375,000 and consulting fees of $510,000 in connection with the Company's 1996 private placement. See "Certain Transactions." Because Mr. Craig is the sole shareholder of Craig Capital, these amounts are included as compensation to Mr. Craig in this table. Effective March 1997, the Company discontinued the payment of management fees to Craig Capital and employed Mr. Craig at an annual base salary of $200,000. Mr. Craig will also be entitled to receive a bonus as determined by the Board of Directors of the Company.
(4) Constitutes relocation expense reimbursement.
(5) Mr. Goldman was issued the equivalent of 31,120 shares on December 31, 1996 pursuant to the Restricted Equity Plan, which vest 25% per year on the anniversary date of the original issuance. All of these 31,120 shares were restricted and their value as of December 31, 1996 was $66,595. The Company also issued to Mr. Goldman the equivalent of 203,932 shares on June 1, 1995 pursuant to the Restricted Equity Plan. These shares were subject to the following vesting schedule: 20% vesting on June 1, 1995; 20% vesting on June 1, 1996; 30% on June 1, 1997; and 30% on June 1, 1998. The remaining restricted portion of this issuance as of December 31, 1996 was 122,359 shares, valued at $261,158 as of December 31, 1996. See footnote (9).
(6) Mr. Panning was issued the equivalent of 31,120 shares on December 31, 1996 pursuant to the Restricted Equity Plan which vest 25% per year on the anniversary date of the original issuance. All of these 31,120 shares are restricted and their value as of December 31, 1996 was $66,595. The Company also issued to Mr. Panning the equivalent of 299,171 shares on January 1, 1995 pursuant to the Restricted Equity Plan. These shares vest 25% per year on the anniversary date of the original issuance. The remaining restricted portion of this issuance was 224,378 shares, valued at $486,169 as of December 31, 1996. See footnote (9).
(7) The Company issued to Mr. Manning the equivalent of 204,160 shares on June 1, 1995 pursuant to the Restricted Equity Plan. These shares vest 25% per year on the anniversary date of the original issuance; however upon consummation of the Offering, these shares will fully vest. The remaining restricted portion of this issuance is 153,120 shares with a value of $331,448 as of December 31, 1996. He was issued an additional 199,393 shares on August 1, 1995 pursuant to the Restricted Equity Plan with the same vesting terms as the shares described above. The remaining restricted portion of this issuance was 149,545 shares, valued at $320,326 as of December 31, 1996. See footnote (9).
(8) The Company issued to Mr. Varnadore the equivalent of 350,702 shares on November 3, 1993 pursuant to the Restricted Equity Plan. These shares vest at 25% per year on the anniversary date of the original issuance. The Company repurchased the equivalent of 57,979 shares from Mr. Varnadore on August 30, 1996 for $67,500 and Class B Interests valued at $157,500. The remaining restricted portion of this issuance was 87,676 shares, valued at $190,623 as of December 31, 1996. See footnote (9).
(9) All of the above-described values of restricted equity as of the end of December 1996 are based on an independent third party appraisal. Share amounts have been adjusted to reflect the effect of dilution and anti-dilution provisions subsequent to the dates of issue of the respective shares.

STOCK INCENTIVE PLAN

     The Company maintains the Staff Leasing, Inc. 1997 Stock Incentive Plan. The Board of Directors has reserved 2,500,000 shares of Common Stock for issuance pursuant to awards that may be made under the Incentive Plan, subject to adjustment as provided therein. Awards under the Incentive Plan are determined by the Compensation Committee of the Board of Directors (the "Committee").

     Key employees, officers, directors and consultants of the Company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the Common Stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group for eligible persons. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of Common Stock and to sell shares of Common Stock back to the

Company, stock appreciation rights, so-called "cash-out" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of certain changes in control of the Company or other events), phantom shares, performance incentive rights, divided equivalent rights and similar rights (together, "Stock Incentives"). The number of shares of Common Stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted, and all other terms and conditions of a Stock Incentive, is determined by the Committee, subject to the provisions of the Incentive Plan. The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Incentive Plan. Stock Incentives generally are not transferable or assignable during a holder's lifetime.

     The maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during any fiscal year of the Company as to certain eligible recipients shall not exceed 100,000, to the extent required by Section 162(m) of the Code for the grant to qualify as qualified performance based compensation.

     The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, Stock Incentives may be substituted, cancelled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable Stock Incentive Agreement.


     Upon consummation of the Offering, the Company intends to grant stock options to purchase an aggregate of approximately 555,000 shares of Common Stock at an exercise price equal to the initial public offering price for the shares sold in the Offering to all full time employees and non-management directors. Each option will be subject to a maximum ten-year term. Options granted to employees who were employed by the Company for one year as of December 31, 1996 and options granted to new executive officers will vest and become exercisable one third each on the second, third and fourth anniversary of the date of grant (subject to the market price provision referred to below) and options granted to all other employees will vest and become exercisable one third each on the third, fourth and fifth anniversary of the date of grant (subject to the market price provision referred to below). In order for an optionee to exercise the option, the option must have vested according to such schedule and the average closing price for the Common Stock for any period of 30 consecutive trading days beginning 21 months after the date of grant must have exceeded 150% of the exercise price. Vesting and exercisability accelerate upon a change of control of the Company. Option grants to officers and sales personnel may be conditioned upon their execution or re-execution of an agreement not to compete with the Company after termination of employment by the Company. The Company proposes to grant options to Charles S. Craig, Richard A. Goldman, John E. Panning and David
A. Varnadore to purchase 22,500, 15,000, 15,000 and 10,000 shares of Common Stock, respectively.


INDEMNIFICATION ARRANGEMENTS

     The Company has entered into indemnification agreements pursuant to which it has agreed to indemnify certain of its directors and officers against judgments, claims, damages, losses and expenses incurred as a result of the fact that any director or officer, in his capacity as such, is made or threatened to be made a party to any suit or proceeding. Such persons will be indemnified to the fullest extent now or hereafter permitted by the Florida Act. The indemnification agreements also provide for the advancement of certain expenses to such directors and officers in connection with any such suit or proceeding. The Company's Articles of Incorporation and Bylaws provide for the indemnification of the Company's directors and officers to the fullest extent permitted by the Florida Act. See "Description of Capital Stock -- Special Provisions of the Articles of Incorporation and Bylaws."

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of May 29, 1997, assuming consummation of the Reorganization, and as adjusted to reflect the sale of the shares of Common Stock offered hereby, by: (i) each of the Named Executive Officers; (ii) each of the Company's directors; (iii) all executive officers and directors of the Company as a group; (iv) each other person (or group of affiliated persons) who is known by the Company to own beneficially 5% or more of the Common Stock; and (v) each Selling Shareholder as if the Underwriters' over-allotment option is exercised in full. The number of shares of Common Stock being offered in, and beneficially owned after, the Offering assumes that the Underwriters' over-allotment option is exercised in full.

                                             SHARES BENEFICIALLY                                SHARES BENEFICIALLY
                                                    OWNED           SHARES BEING OFFERED FOR      OWNED AFTER THE
                                              PRIOR TO OFFERING     PURCHASE, INCLUDING THOSE         OFFERING
                                             --------------------     OFFERED IN THE OVER-      --------------------
  NAME AND ADDRESS OF BENEFICIAL OWNER(1)      NUMBER     PERCENT       ALLOTMENT OPTION          NUMBER     PERCENT
  ---------------------------------------    ----------   -------   -------------------------   ----------   -------
Charles S. Craig(2)........................   5,128,932    26.7%                                 5,128,932    22.2%
Richard A. Goldman(3)......................     312,662     1.6                                    312,662     1.4
John E. Panning(4).........................     350,145     1.8               24,772               325,373     1.4
James F. Manning(5)........................     421,995     2.2                                    421,995     1.8
David A. Varnadore.........................     293,409     1.5               29,272               264,137     1.1
George B. Beitzel(6).......................     451,228     2.4                                    451,228     2.0
Ronald V. Davis............................     500,207     2.6                                    500,207     2.2
Melvin R. Laird(7).........................     168,150       *                                    168,150       *
William J. Mullis(8).......................   1,984,148    10.3                                  1,984,148     8.6
Elliot B. Ross.............................      51,851       *                                     51,851       *
David T. K. Sarda(9).......................   1,029,689     5.4                                  1,029,689     4.4
Banque Paribas(10).........................   2,975,880    14.5                                  2,975,880    12.2
Indosuez Staff Capital Partners(11)........   1,683,013     8.8              575,000             1,108,013     4.8
Executive Officers and Directors as a group
  (13) persons(12).........................  10,898,858    56.8               54,044            10,844,814    46.9
C. Everett Southwick.......................     234,781     1.2               23,478               211,303       *
Joseph A. Gulash, Jr.......................      10,832       *                1,000                 9,832       *
Kim B. Rutledge............................      10,000       *                1,500                 8,500       *

---------------

  *  Less than one percent.
 (1) Unless otherwise stated, the address of all persons is in care of the Company, 600 301 Boulevard West, Suite 202, Bradenton, Florida 34205.
 (2) Includes 22,162 shares owned by the Charles S. Craig Rollover IRA, 10,894 shares owned by the SEP Plan of Charles Craig, 924,074 shares owned by the 11/24/87 Trust FBO KC Craig and 924,074 shares owned by the 12/17/86 Trust FBO NH Craig. Does not include 417,900 shares issuable upon exercise of the Company's option to exchange shares of Common Stock for Mr. Craig's interest in Staff Acquisition. See "The Reorganization."
 (3) Includes 26,965 shares owned by the Trust FBO Zachary I. Goldman and 26,965 shares owned by the Trust FBO Zoe A. Goldman.
 (4) Includes 1,372 shares owned by Alyssa W. Panning and 1,372 shares owned by Rachael Panning.
 (5) Includes 7,318 shares owned by the Trust FBO Carey M. Dunne, 7,318 shares owned by the Trust FBO Oliver Dunne, 7,318 shares owned by the Trust FBO Eliza Dunne, 7,318 shares owned by the Trust FBO Allison P. Manning, 7,318 shares owned by the Trust FBO James F. Manning V, 7,318 shares owned by the Trust FBO Reid M. Manning and 7,318 shares owned by the Trust FBO Colton J. Manning. Does not include 12,536 shares owned by K. M. Manning, 12,536 shares owned by J. F. Manning IV and 12,536 shares owned by R. M. Manning, the adult children of Mr. Manning.
 (6) Includes 151,726 shares owned by Mary L. Beitzel, 125,052 shares owned by the Mary L. Beitzel Grantor Trust and 125,052 shares owned by the George Beitzel Grantor Trust. Does not include 36,694 shares owned by Tish Beitzel Vredenburgh, the adult child of Mr. Beitzel.

 (7) Includes 42,037 shares owned by the Trust for Lifetime Benefit of John Laird, 42,037 shares owned by the Trust for Lifetime Benefit of Alison Large, 42,038 shares owned by the Trust for Lifetime Benefit of K. Dalgleish and 42,038 shares owned by the Trust for Lifetime Benefit of David Laird.
 (8) Includes 1,566,420 shares owned by the William J. Mullis Grantor Trust and 417,729 shares owned by the William J. Mullis Grantor Annuity Trust. Does not include 208,864 shares owned by Lisa Dawn Richardson, the adult child of Mr. Mullis.
 (9) Includes 95,222 shares and warrants to purchase 16,216 shares owned by the IRA for David Sarda SEP, 357,461 shares owned by Professional Employer Investments, Inc., 184,491 shares owned by Aileen Sarda and 68,420 shares owned by the Sarda Family Trust.
(10) The address of Banque Paribas is Equitable Tower, 787 7th Avenue, New York, New York 10019. Includes warrants to purchase 1,198,033 shares owned by Paribas Principal Incorporated, warrants to purchase 137,329 shares owned by Paribas North America, Inc. and 1,640,518 shares owned by Banque Paribas.
(11) The shares are held by Indosuez Staff Capital Partners, the managing partner of which is Indosuez CMII, Inc. The indirect sole shareholder of Indosuez CMII is Banque Indosuez, whose address is 1211 Avenue of the Americas, New York, New York 10036.
(12) See footnotes (2) through (9) above.

                              CERTAIN TRANSACTIONS

     The Company paid $375,000 to Craig Capital in 1996 for ongoing management services and paid Craig Capital $66,667 through March 3, 1997, for management services rendered. The Company terminated this arrangement and currently employs Charles S. Craig at an annual base salary of $200,000. Mr. Craig is entitled to receive an annual bonus in an amount determined by the Compensation Committee in its discretion. In addition, the Company paid consulting fees to Craig Capital of $510,000 in connection with the 1996 private placement made by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Mr. Craig is also the sole shareholder of Staff Acquisition, the sole general partner of the Partnership and each of the OLPs. Mr. Craig is also the sole shareholder and a Managing Director of Craig Capital. During 1996 David T.K. Sarda was also a Managing Director of Craig Capital.

     The Company leases approximately 60 vehicles from Associated Automotive, Inc. which is owned by William J. Mullis. The aggregate payment under these leases amounted to approximately $433,000 in 1996 and $101,000 for the three months ended March 31, 1997. The Company believes that these leases are on terms no less favorable to the Company than could be obtained from unaffiliated third parties. In connection with the acquisition of the Predecessor by the Company in November 1993, the Company entered into a five-year agreement with Mr. Mullis providing for annual payments of $312,000 and a five-year agreement related to promotional activities, which provides for annual payments of $50,000 per year to a company owned by Mr. Mullis.

     On May 30, 1997, the Company will redeem 50% of the Class B Interests owned by each of Mr. Mullis and David A. Varnadore, pursuant to the terms of such interests, for $3.3 million and $82,000, respectively (which amount includes $139,000 and $3,500, respectively, of the Fixed Return Amount).

     The Company's Restricted Equity Plan allowed the Company to issue, from time to time, Common Interests to its executive officers holding positions of Vice President and above. The purchase price of these Common Interests was determined on the basis of the original purchase price of the Common Interests in the transaction in which the assets of the Predecessor were acquired by the Company. The Company loaned the purchase price of these Common Interests to the participants in the plan on a recourse basis and at the rate upon which interest is imputed under the Code. The Common Interests issued under the Restricted Equity Plan are subject to a pledge to the Company and to its senior lenders. These Common Interests are subject to forfeiture restrictions, which allow the Company to repurchase the "unvested" portion of these interests at a formula price upon termination of employment of the executive. Subsequent to July 18, 1995, the Common Interests issued pursuant to the Restricted Equity Plan vested 25% on each anniversary date of the original date of issuance. The Restricted Equity Plan was terminated on February 28, 1997; provided that Common Interests issued pursuant to the plan remain subject to its terms.

     As part of the Company's Restricted Equity Plan, the Company loaned the following amounts to the individuals listed below:

          In November 1993, the Company issued to David A. Varnadore a 1.7% Common Interest in accordance with the Restricted Equity Plan. The Company loaned him $106,000 at an interest rate of 4.83% to finance this purchase. In December 1994 this loan was repaid in full.

          In January 1995, the Company issued to John E. Panning a 1.5% Common Interest in accordance with the Restricted Equity Plan. The Company loaned him $95,227 at an interest rate of 7.7% to finance this purchase. This loan was repaid in full on July 31, 1995.

          In June 1995, the Company issued to James F. Manning, Richard A. Goldman and John Whitney, Jr. (who served as a Senior Vice President of the Company until May 20, 1997) a 1.0% Common Interest, a 1.0% Common Interest, and a 0.6% Common Interest, respectively, in accordance with the Restricted Equity Plan. The Company loaned them $63,480, $63,469 and $39,678, respectively, at an interest rate of 6.60% per annum to finance these purchases.

          In August 1995, the Company promoted Mr. Manning to President and issued an additional 1.0% Common Interest to him in accordance with the Restricted Equity Plan. The Company loaned him an additional $69,040 at an interest rate of 5.91% to finance this purchase.

          In January 1996, the Company issued to John Bilchak, Jr. a 0.3% Common Interest in accordance with the Restricted Equity Plan. The Company loaned him $18,986 at an interest rate of 6.06% to finance this purchase.

          In April 1996, the Company loaned Mr. Bilchak, Mr. Goldman, and Mr. Whitney $31,750, $82,500 and $131,000, respectively, at an interest rate based on the Company's bank loan rate to purchase Class A Interests, which if converted would entitle them to 0.02%, 0.06% and 0.09%, respectively, of the Common Interests.

          On August 30, 1996, the Company repurchased Common Interests from William Mullis (10.0%), Everett Southwick (0.5%), and David Varnadore (0.25%) for $2,700,000, $135,000 and $67,500, respectively, in cash and
     $6,300,000, $315,000 and $157,500, respectively, in Class B Interests, which will be redeemed upon consummation of the Reorganization.

          In December 1996, the Company promoted Mr. Bilchak, Mr. Goldman, and Mr. Panning and issued to each of them a 0.15% Common Interest in accordance with the Restricted Equity Plan. The Company loaned them each $10,356 at an interest rate of 6.77% to finance this purchase. Mr. Panning's loan was repaid on February 28, 1997. Mr. Bilchak (on December 31, 1996) and Mr. Goldman (on March 18, 1997) were also each loaned $30,966, at an interest rate of 6.77% per annum to pay taxes arising from their purchase of this additional Common Interest.

          In January 1997, the Company hired Joyce Lillis McGill and issued to her a 0.5% Common Interest in accordance with the Restricted Equity Plan. The Company loaned her $34,521 at an interest rate of 6.56% to finance this purchase.

          Loans made to finance purchases of Common Interests under the Restricted Equity Plan are due November 1, 2000 and interest on such loans is payable quarterly. Loans made to finance purchases of Class A Interests are due March 31, 2001, together with accrued interest.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     At the date hereof, the authorized capital stock of the Company is 110,000,000 shares, consisting of 100,000,000 shares of Common Stock of the Company, par value $0.01 per share ("Common Stock"), and 10,000,000 shares of Preferred Stock of the Company, par value $0.01 per share ("Preferred Stock"). The following summary is qualified in its entirety by reference to the Company's Articles of Incorporation (the "Charter") and Bylaws (the "Bylaws"), copies of which are included as exhibits to the Registration Statement of which this Prospectus is a part. All outstanding shares of Common Stock and Preferred Stock are fully paid and non-assessable.

     Common Stock. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." Holders of the Common Stock are entitled to one vote per share for the election of directors and other corporate matters. In the event of liquidation, dissolution or winding up of the Company, holders of Common Stock would be entitled to share ratably in all assets of the Company available for distributions to the holders of Common Stock. The Common Stock carries no preemptive rights. All outstanding shares of Common Stock are, and the shares of Common Stock to be sold by the Company in the Offering when issued will be, duly authorized, validly issued, fully paid and non-assessable.

     Preferred Stock. The Board of Directors is authorized to issue from time to time, without shareholder authorization, in one or more designated series, shares of Preferred Stock with such dividend, redemption, conversion and exchange provisions as are provided in the particular series. Prior to the date hereof, none of such shares have been issued. Except as by law expressly provided, or except as may be provided by resolution of the Board of Directors, the Preferred Stock shall have no right or power to vote on any question or in any proceeding or to be represented at, or to receive notice of, any meeting of shareholders of the Company. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the Preferred Stock.

PROVISIONS HAVING POSSIBLE ANTI-TAKEOVER EFFECT

     The Company is subject to several anti-takeover provisions under the Florida Act that apply to a public corporation organized under Florida law unless the corporation has elected to opt out of such provisions in its Charter or (depending on the provision in question) its Bylaws. The Company has not elected to opt out of these provisions. The Florida Act contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party, directly or indirectly, alone or as a part of a group, to vote in the election of directors within any of the following ranges of voting power: (i) one-fifth or more but less than one-third of all voting power; (ii) one-third or more but less than a majority of all voting power and (iii) a majority or more of all voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (i) in addition to any affirmative vote required by any other section of the Florida Act or by the articles of incorporation of the Company, the transaction is approved by two-thirds of the corporation's outstanding voting shares other than the shares beneficially owned by the interested shareholder, (ii) the transaction is approved by a majority of the disinterested directors, (iii) the interested shareholder has been the beneficial owner of at least 80% of the corporation's outstanding voting shares for at least five (5) years preceding the date of the transaction, or (iv) the interested shareholder is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors. The Company's Articles of Incorporation provide that the so-called "fair price" exception to the two-thirds vote requirement referred in clause (i) of this paragraph does not apply to an "affiliated transaction" involving the Company. The term "interested shareholder" is defined as a person who together with affiliates and associates beneficially owns more than 10% of the company's outstanding voting shares.

     The Board of Directors is divided into three classes, designated Class I, Class II and Class III (the "Classified Directors"). Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors. The number of directors will be a number determined from time-to-time by the Board of Directors, as provided in the Bylaws. The Bylaws provide that the number of directors may be fixed from time to time by resolution of the Board of Directors, but will consist of not less than five nor more than 12 members. The initial term for directors in Class I expires at the annual meeting of shareholders to be held in 2000; the initial term for directors in Class II expires at the annual meeting of shareholders to be held in 1999; and the initial term for directors in Class III expires at the annual meeting of shareholders to be held in 1998. A director of the Company may be removed only for cause and only upon the affirmative vote of the holders of a majority of the outstanding capital stock entitled to vote at an election of directors.

     The Bylaws provide that the Board of Directors shall fix the number of directors and that a shareholder may nominate directors only if written notice is delivered to the Company by such shareholder not more than 30 days prior to nor after the deadline for submitting shareholder proposals pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The Bylaws also provide that any newly-created directorship resulting from an increase in the number of directors or a vacancy on the Board of Directors shall be filled by vote of a majority of the remaining directors then in office, even though less than a quorum. The Charter and Bylaws also provide that special meetings of the shareholders may only be called by a majority of the Classified Directors, by the Chairman of the Board and by the holders of not less than 25% of the Company's voting stock and that the shareholders may not act by written consent. The Charter provides that these provisions of the Charter may not be amended without the approval of at least two-thirds of the voting power of all shares of the Company entitled to vote generally in the election of directors, voting together as a single class.

     The foregoing provisions of the Charter and the Bylaws and of the Florida Act, together with the ability of the Board of Directors to issue Preferred Stock without further shareholder action, could delay or frustrate the removal of incumbent directors or the assumption of control by the holder of a large block of Common Stock even if such removal or assumption would be beneficial, in the short term, to shareholders of the Company. The provisions could also discourage or make more difficult a merger, tender offer or proxy contest even if such event would be favorable to the interests of shareholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Charter requires the Company, to the fullest extent permitted or required by the Florida Act, to indemnify its directors and officers against any and all liabilities incurred by reason of the fact that such person was or is a director or officer of the Company or was serving at the request of the Company in the same or a similar capacity for any other corporation, partnership or other entity. Generally, the Florida Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The right to indemnification granted in the Charter is not exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a director or officer may be entitled under any written agreement, Board resolution, vote of shareholders, the Florida Act or otherwise.

     The Company has also entered into agreements with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. The indemnification agreements provide that no indemnification or advancement of expenses shall be made (a) if a final adjudication establishes that the indemnification actions or omissions were material to the cause of certain adjudicated and constitute (i) a violation of criminal law (unless the indemnitee had reasonable cause to believe that his actions were lawful), (ii) a transaction from which the indemnitee derived an improper personal benefit,
(iii) an unlawful distribution or dividend when the Florida Act, or (iv) willful misconduct or a conscious disregard for the just interests of the Company in a derivative or shareholder action, (b) for liability under Section 16(b) of the Exchange Act, or (c) if a final decision by a court having jurisdiction in the matter determines that indemnification is not lawful.

     At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted under the Charter, the indemnification agreements or Florida law.

TRANSFER AGENT

     The Transfer Agent for the Common Stock is The Bank of New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, there will be 22,694,385 shares of Common Stock outstanding. All of the 4,000,000 shares purchased in the Offering (4,600,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without registration or other restriction under the Securities Act, except for any shares purchased by an affiliate of the Company. All of the remaining shares of Common Stock outstanding (the "Restricted Shares") may be sold only pursuant to an effective registration statement filed by the Company or pursuant to an applicable exemption, including an exemption under Rule 144 under the Securities Act. In this regard, approximately 17,697,315 shares of the outstanding shares of Common Stock will be eligible for resale pursuant to Rule 144 after one year from the date of consummation of the Offering. To the extent that such shares of Common Stock were received in exchange for Common Interests (15,597,522 shares) and holders of such shares are able to "tack" their holding period of such Common Interests to the holding period of such shares, such shares may be eligible for resale pursuant to Rule 144 immediately upon consummation of the Offering subject to the Lock-Up Agreement.

     In general, Rule 144 provides that if a person (including an affiliate) holds Restricted Shares (regardless of whether such person is the initial holder or a subsequent holder of such shares), and if at least one year has elapsed since the later of the date on which the Restricted Shares were issued and fully paid for or the date that they were acquired from an affiliate, then such person is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding the sale. After Restricted Shares are held for two years, a person who is not deemed an "affiliate" of the Company would be entitled to sell such shares under Rule 144 without regard to the volume limitations described above.

     The holders of 2,072,180 shares of Common Stock and the Warrants to purchase 16,808 shares of Common Stock have certain rights to require the Company to register sales of such shares, or shares acquired pursuant to such Warrants, under the Securities Act, subject to certain restrictions. If, subsequent to the consummation of the Offering, the Company proposes to register any of its securities under the Securities Act, such holders are entitled to notice of such registration and to include their shares in such registration with their expenses borne by the Company, subject to the right of an underwriter participating in that offering to limit the number of shares included in such registration. In addition, the holders of 1,747,420 shares of Common Stock and the holders of Warrants to purchase 1,335,362 shares of Common Stock have the right to demand, on two occasions, that the Company file a registration statement covering sales of their respective shares, and the Company is obligated to pay the expenses of such registrations.

     The effect, if any, that future market sales of shares or the availability of shares for sale will have on the prevailing market prices for the Common Stock cannot be predicted. Nevertheless, sales of a substantial number of shares in the public market could adversely affect prevailing market prices for the Common Stock.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, the Company and the Selling Shareholder have agreed to sell to each of the underwriters named below and each of such underwriters, for whom Lehman Brothers Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Montgomery Securities are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                               NUMBER OF
                                                               SHARES OF
                        UNDERWRITERS                          COMMON STOCK
                        ------------                          ------------
Lehman Brothers Inc. .......................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
Montgomery Securities.......................................
                                                               ---------
          Total.............................................   4,000,000
                                                               =========

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock are subject to certain conditions, and that if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, then all of the shares of Common Stock agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company and the Selling Shareholders have been advised that the Underwriters propose to offer the shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus, and in part to certain dealers (who may include the Underwriters) at such initial public offering price, less a selling concession not in excess of
$          per share. The Underwriters may allow, and such dealers may reallow,
a concession not in excess of $          per share to certain brokers or
dealers. After the Offering, the public offering price, the concession to selected dealers and the reallowance may be changed by the Underwriters.

     The Company and the Selling Shareholders have granted the Underwriters options to purchase up to an aggregate of 445,347 shares and 154,653 shares of Common Stock, respectively, at the initial public offering price, less the aggregate underwriting discounts and commissions shown on the cover page of this Prospectus, exercisable solely to cover over-allotments, if any. Such options may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent that either option is exercised, the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such Underwriter's initial commitment as indicated in the preceding table and the Company and such Selling Shareholders will be obligated, pursuant to such over-allotment options to sell such shares of Common Stock to the Underwriters. To the extent that the over-allotment options are not fully exercised, shares will be sold first by the Selling Shareholders other than Indosuez Staff Capital Partners, pro rata, and then by the Company and Indosuez Staff Capital Partners, pro rata.

     The Company has agreed that for a period of 180 days from the date of the Prospectus, not to, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock (other than the shares of Common Stock offered hereby and shares issued in the Reorganization or pursuant to employee benefit plans, qualified stock option plans or other employee compensation plans existing on the date hereof or pursuant to currently outstanding options, warrants or rights) and shares of Common Stock issued in acquisition transactions not involving a public offering, or sell or grant options, rights or warrants with respect to any shares of Common Stock (other than the grant of options pursuant to option plans existing on the date hereof), without the prior written consent of Lehman Brothers Inc. Each officer and director of the Company and all other shareholders have agreed not to, directly or indirectly, offer for sale, sell or otherwise dispose of (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of Common Stock for a period of 180 days from the date of this Prospectus, without the prior written consent of Lehman Brothers Inc.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price will be determined by negotiation among the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price will be the historical performance, capital structure, estimates of the business potential and earnings prospects of the Company, an overall assessment of the Company, assessment of the Company's management, and the contribution of the above factors in relation to market valuation of companies in related businesses.

     The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "STFF."

     The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933 and to contribute, under certain circumstances, to payments that the Underwriters may be required to make in respect thereof.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid may have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of, or any effect that the transactions described above may have on, the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or, once commenced, will not be discontinued without notice.

     Any offers in Canada will be made only pursuant to an exemption from the requirements to file a prospectus in the relevant province of Canada in which such offer is made.

     Purchasers of the Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Representatives of the Underwriters have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to accounts to which they exercise discretionary authority.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock being offered hereby will be passed upon for the Company by Powell, Goldstein, Frazer & Murphy LLP, Atlanta, Georgia and for the Underwriters by O'Melveny & Myers LLP, Los Angeles, California.

                                    EXPERTS

     The financial statement of Staff Leasing, Inc. and the consolidated financial statements of Staff Capital, L.P. included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. These financial statements and financial statement schedule have been included herein or elsewhere in the Registration Statement in reliance upon the reports of said firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement, including exhibits, schedules and reports filed as part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission in Washington, D.C. and copies of all or any part of which may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained at prescribed rates by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
STAFF LEASING, INC.
  Independent Auditors' Report..............................   F-2
  Balance Sheet as of February 28, 1997.....................   F-3
  Notes to Balance Sheet....................................   F-4
STAFF CAPITAL, L.P. AND SUBSIDIARIES
  Independent Auditors' Report..............................   F-6
  Consolidated Balance Sheets as of December 31, 1995 and
     1996...................................................   F-7
  Consolidated Statements of Operations for the Years Ended
     December 31, 1994, 1995, and 1996......................   F-8
  Consolidated Statements of Changes in Common Partners'
     Capital (Deficit) for the Years Ended December 31,
     1994, 1995, and 1996...................................   F-9
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1994, 1995, and 1996......................  F-10
  Notes to Consolidated Financial Statements................  F-11
STAFF CAPITAL, L.P. AND SUBSIDIARIES (UNAUDITED)
  Consolidated Balance Sheet as of March 31, 1997
     (Unaudited)............................................  F-21
  Consolidated Statements of Operations for the Three Months
     Ended March 31, 1996 and 1997 (Unaudited)..............  F-22
  Consolidated Statement of Changes in Common Partners'
     Capital (Deficit) for the Three Months Ended March 31,
     1997 (Unaudited).......................................  F-23
  Consolidated Statements of Cash Flows for the Three Months
     Ended March 31, 1996 and 1997 (Unaudited)..............  F-24
  Notes to Consolidated Financial Statements (Unaudited)....  F-25
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENT
  Unaudited Pro Forma Consolidated Balance Sheet as of March
     31, 1997...............................................  F-27
  Notes to Unaudited Pro Forma Consolidated Balance Sheet...  F-29

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Staff Leasing, Inc.
Bradenton, Florida

     We have audited the accompanying balance sheet of Staff Leasing Inc. (the "Company") as of February 28, 1997. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Staff Leasing, Inc. at February 28, 1997 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Stamford, Connecticut
February 28, 1997

(March 24, 1997
  as to Note 3)

                              STAFF LEASING, INC.

                                 BALANCE SHEET
                      AS OF INCEPTION (FEBRUARY 28, 1997)

                             ASSETS
Cash........................................................  $ 1
                                                              ===
                      SHAREHOLDERS' EQUITY
Preferred Stock -- authorized 10,000,000 shares of $0.01 par
  value each; no shares issued and outstanding..............   --
Common Stock -- authorized 100,000,000 shares of $0.01 par
  value each; 100 shares issued and outstanding.............  $ 1
                                                              ---
          Total.............................................  $ 1
                                                              ===

                          See notes to balance sheet.

                              STAFF LEASING, INC.

                             NOTES TO BALANCE SHEET
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. INCORPORATION

     Staff Leasing, Inc. (the "Company") was formed on February 28, 1997, to facilitate a proposed reorganization (the "Reorganization") of Staff Capital, L.P. ("Staff Capital"). As part of the Reorganization, the Company intends to issue approximately 19,194,385 shares of its common stock and warrants to purchase 1,352,253 shares of its common stock in exchange for outstanding limited partnerships interests of Staff Capital to be accounted for as a purchase among entities under common control. In addition, the Company intends to file a registration statement for the initial underwritten offering of its common stock (the "Offering"). The Offering is expected to close in the second quarter of 1997.

2. REORGANIZATION

     Staff Acquisition, Inc., a Delaware corporation ("Staff Acquisition"), is the sole general partner of Staff Capital and of each of the operating limited partnerships ("OLPs"), all of which are Delaware limited partnerships which operate the business of Staff Capital. Staff Capital is the sole limited partner of each of the OLPs. Upon the Reorganization and consummation of the Offering:
(i) certain of the Class A preferred limited partnership interests in the Partnership (the "Class A Interests") will be exchanged for an aggregate of 2,029,657 shares of Common Stock; (ii) Certain of the Class A Interests will be exchanged (a) for non-convertible preferred limited partnership interests in the Partnership, which will be repurchased with approximately $9.8 million of the proceeds of the Offering and (b) for warrants (the "Warrants") to purchase an aggregate of 1,352,253 shares of Common Stock at an aggregate exercise price of approximately $9.8 million ($7.24 per share); (iii) certain of the Class A Interests will be exchanged for (a) an aggregate of 42,523 shares of Common Stock and (b) approximately $0.6 million of the proceeds from the Offering; (iv) the Class B non-convertible preferred limited partnership interests in the Partnership (the "Class B Interests") will be purchased with approximately $6.8 million of the proceeds of the Offering; (v) all of the common limited partnership interests in the Partnership (the "Common Interests") will be exchanged for an aggregate of 17,122,205 shares of Common Stock; and (vi) approximately $2.2 million, payable on the Class A Interests and Class B Interests in respect of the fixed return on such interests (the "Fixed Return Amount"), will be paid from the proceeds of the Offering to the holders of such interests as required under the partnership agreement governing the Partnership.

     Staff Acquisition will remain the general partner of the Partnership with a one percent general partnership interest therein and Staff Leasing will be the sole limited partner of the Partnership with a 99% limited partnership interest therein. Following the Reorganization, the business of the Company will continue to be operated through the Partnership and the OLPs, and for Federal tax purposes, in accordance with the provisions of the partnership agreement governing the Partnership, future taxable income generated by the Partnership will be allocated to Staff Acquisition and not to the Company until Staff Acquisition has been allocated income equal to certain net losses previously allocated to it. The amount of such net losses as of December 1996 was approximately $12.9 million.

     As part of the Reorganization, Charles S. Craig the Chairman and CEO of the Company and the owner of all of the stock of Staff Acquisition, will enter into a voting trust agreement pursuant to which the Company, as trustee under the voting trust agreement, will possess, and be entitled to exercise, all rights to vote the stock of Staff Acquisition and to give consents or waivers in respect of such stock. The same persons constitute the Boards of Directors of the Company and Staff Acquisition. In addition, Mr. Craig will grant to the Company an option to acquire the stock of Staff Acquisition in exchange for 417,900 shares of Common Stock. The number of shares of Common Stock issuable to Mr. Craig in connection with the exercise of such option was determined on the same basis used to determine the number of shares of Common Stock issued in exchange for the Common Interests.

                              STAFF LEASING, INC.

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

3. INCENTIVE PLAN

     On March 24, 1997 the Company adopted the Staff Leasing, Inc. 1997 Stock Incentive Plan (the "Incentive Plan") and reserved 2,500,000 shares of Common Stock for issuance under the Incentive Plan. Awards under the Incentive Plan are determined by the Compensation Committee of the Board of Directors (the "Committee"). Key employees, officers, directors and consultants of the Company or an affiliate are eligible for awards under the Incentive Plan. The Incentive Plan permits the Committee to make awards of shares of Common Stock, awards of derivative securities related to the value of the common stock and certain cash awards to eligible persons. These discretionary awards may be made on an individual basis, or pursuant to a program approved by the Committee for the benefit of a group of eligible persons. The Incentive Plan permits the Committee to make awards of a variety of equity-based incentives, including (but not limited to) stock awards, options to purchase shares of common stock and to sell shares of common stock back to the Company, stock appreciation rights, so-called "cash-out" or "limited stock appreciation rights" (which the Committee may make exercisable in the event of certain changes in control of the Company or other events), phantom shares, performance incentive rights, divided equivalent rights and similar rights (together, "Stock Incentives"). The number of shares of common stock as to which a Stock Incentive is granted and to whom any Stock Incentive is granted, and all other terms and conditions of a Stock Incentive, is determined by the Committee, subject to the provisions of the Incentive Plan. The terms of particular Stock Incentives may provide that they terminate, among other reasons, upon the holder's termination of employment or other status with respect to the Company and any affiliate, upon a specified date, upon the holder's death or disability, or upon the occurrence of a change in control of the Company. Stock Incentives may also include exercise, conversion or settlement rights to a holder's estate or personal representative in the event of the holder's death or disability. At the Committee's discretion, Stock Incentives that are held by an employee who suffers a termination of employment may be cancelled, accelerated, paid or continued, subject to the terms of the applicable Stock Incentive agreement and to the provisions of the Incentive Plan. Stock Incentives generally are not transferable or assignable during a holder's lifetime.

     The maximum number of shares of Common Stock with respect to which options or stock appreciation rights may be granted during any fiscal year of the Company as to certain eligible recipients shall not exceed 100,000, to the extent required by Section 162(m) of the Internal Revenue Code for the grant to qualify as qualified performance-based compensation. The number of shares of Common Stock reserved for issuance in connection with the grant or settlement of Stock Incentives or to which a Stock Incentive is subject, as the case may be, and the exercise price of each option are subject to adjustment in the event of any recapitalization of the Company or similar event, effected without the receipt of consideration. In the event of certain corporate reorganizations and similar events, Stock Incentives may be substituted, canceled, accelerated, cashed-out or otherwise adjusted by the Committee, provided such adjustment is not inconsistent with the express terms of the Incentive Plan or the applicable Stock Incentive Agreement.

                          INDEPENDENT AUDITORS' REPORT

To the Partners
Staff Capital, L.P.
Bradenton, Florida

     We have audited the accompanying consolidated balance sheets of Staff Capital, L.P. (a Delaware limited partnership) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of operations, changes in common partners' capital (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Staff Capital, L.P. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Stamford, Connecticut
March 5, 1997

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                  DECEMBER 31,
                                                              ---------------------
                                                                1995         1996
                                                              --------     --------
                                                                 (IN THOUSANDS)
                                      ASSETS
Current assets:
  Cash......................................................  $     13     $     12
  Accounts receivable -- net of allowance for doubtful
     accounts of $784 and $440, respectively................    26,743       33,956
  Other receivables.........................................     1,031          660
  Other current assets......................................       763          770
                                                              --------     --------
          Total current assets..............................    28,550       35,398
                                                              --------     --------
Property and equipment -- net...............................    13,183       16,812
Goodwill -- net of accumulated amortization of $1,580 and
  $2,313, respectively......................................    13,087       12,358
Other assets -- net of accumulated amortization of $1,038
  and $1,762, respectively..................................     2,112        1,414
                                                              --------     --------
          Total assets......................................  $ 56,932     $ 65,982
                                                              ========     ========
                     LIABILITIES AND COMMON PARTNERS' DEFICIT
Current liabilities:
  Current portion of long-term debt.........................  $  6,287     $  7,092
  Accrued workers' compensation premiums and health loss
     reserves...............................................    18,369       13,697
  Accrued payroll and payroll taxes.........................    28,886       35,279
  Accounts payable and other accrued liabilities............     8,401       10,113
  Customer deposits and prepayments.........................       818        1,396
                                                              --------     --------
          Total current liabilities.........................    62,761       67,577
                                                              --------     --------
Long-term debt..............................................    25,231       14,354
Other long-term liabilities.................................       850        2,009
Minority interest...........................................        39           47
Commitments and contingencies (Note 6)......................
Redeemable preferred partnership interests..................     2,000       31,208
Common partners' deficit....................................   (33,949)     (49,213)
                                                              --------     --------
          Total liabilities and common partners' deficit....  $ 56,932     $ 65,982
                                                              ========     ========

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 YEARS ENDED DECEMBER 31,
                                                          ---------------------------------------
                                                            1994          1995           1996
                                                          ---------    -----------    -----------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues................................................   $735,763     $1,091,588     $1,432,131
                                                           --------     ----------     ----------
Cost of services:
  Salaries, wages and payroll taxes.....................    657,534        975,887      1,283,787
  Benefits, workers' compensation, state unemployment
     taxes and other costs..............................     46,194         83,664         88,839
                                                           --------     ----------     ----------
          Total cost of services........................    703,728      1,059,551      1,372,626
                                                           --------     ----------     ----------
Gross Profit............................................     32,035         32,037         59,505
                                                           --------     ----------     ----------
Operating expenses:
  Salaries, wages and commissions.......................     15,537         29,674         37,264
  Other general and administrative......................      6,836         19,420         19,528
  Depreciation and amortization.........................      1,307          3,219          3,154
                                                           --------     ----------     ----------
          Total operating expenses......................     23,680         52,313         59,946
                                                           --------     ----------     ----------
Operating income (loss).................................      8,355        (20,276)          (441)
Interest expense........................................      3,448          4,764          3,401
Other expenses (income).................................         95            (98)            23
                                                           --------     ----------     ----------
Net income (loss).......................................      4,812        (24,942)        (3,865)
Return on preferred interests...........................       (164)            --         (1,772)
                                                           --------     ----------     ----------
Net income (loss) attributable to common partnership
  interests.............................................   $  4,648     $  (24,942)    $   (5,637)
                                                           ========     ==========
Unaudited pro forma information (Note 12):
  Pro forma adjustments.................................                                       --
                                                                                       ----------
  Pro forma net loss attributable to common
     shareholders.......................................                               $   (5,637)
                                                                                       ==========
  Pro forma net loss per share attributable to common
     shareholders.......................................                               $     (.28)
                                                                                       ==========
  Pro forma weighted average shares outstanding.........                                   19,935
                                                                                       ==========

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN COMMON
                          PARTNERS' CAPITAL (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                     COMMON
                                                         GENERAL    LIMITED    WARRANT
                                                         PARTNER    PARTNERS   HOLDER     TOTAL
                                                         --------   --------   -------   --------
                                                                      (IN THOUSANDS)
Balance, January 1, 1994 -- net of contribution notes
  receivable of $500...................................  $     57   $  5,044   $  750    $  5,851
Partner contribution...................................        --        201       --         201
Exercise of 7.5% common limited partner warrants.......        --        375     (375)         --
Exercise of 6% preferred limited partner warrants......        --          1       --           1
Repurchase of 7.5% common limited partner warrants.....        --     (7,725)    (375)     (8,100)
Partner capital distributions, net of partner loan
  repayments of $783...................................      (100)    (9,117)      --      (9,217)
Partner tax distributions..............................       (58)    (2,499)      --      (2,557)
Return on preferred interests..........................        --       (164)      --        (164)
Net income.............................................        46      4,766       --       4,812
                                                         --------   --------   ------    --------
Balance, January 1, 1995 -- net of partner contribution
  notes receivable of $45..............................       (55)    (9,118)      --      (9,173)
Partner contributions..................................        --         99       --          99
Repurchase of common limited partner interests.........        --       (468)      --        (468)
Warrants issued in connection with financings to
  purchase limited partnership interests...............        --         --    1,080       1,080
Exercise of common limited partnership warrants........        --        540     (540)         --
Partner tax and other distributions....................        --       (545)      --        (545)
Net loss...............................................   (22,967)    (1,975)      --     (24,942)
                                                         --------   --------   ------    --------
Balance, January 1, 1996 -- net of partner contribution
  notes receivable of $326.............................   (23,022)   (11,467)     540     (33,949)
Partner contributions..................................       250         --       --         250
Repurchase of common limited partners' interest and
  conversion to Preferred Class B......................        --     (9,811)      --      (9,811)
Exercise of common limited partnership warrants........        --        540     (540)         --
Accretion of Preferred Class A.........................        --       (170)      --        (170)
Return on preferred interests..........................        --     (1,602)      --      (1,602)
Other..................................................        (3)       (63)      --         (66)
Net loss...............................................    (1,013)    (2,852)      --      (3,865)
                                                         --------   --------   ------    --------
Balance at December 31, 1996, net of partner
  contribution notes receivable of $371................  $(23,788)  $(25,425)  $   --    $(49,213)
                                                         ========   ========   ======    ========

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                                1994       1995      1996
                                                              --------   --------   -------
                                                                     (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).........................................  $  4,812   $(24,942)  $(3,865)
  Adjustments to reconcile net income (loss) to net cash
     used in operating activities:
     Depreciation and amortization expense..................     1,307      3,219     3,154
     Amortization of debt issuance costs....................     1,798        668       560
     Provision for bad debts................................       221      1,476       651
     Other amortization of original issue discount..........       708      1,080        --
     Minority interest......................................        90       (126)        8
     Other..................................................       173        154      (101)
     Changes in assets and liabilities:
       Increase in accounts receivable......................    (7,921)   (11,413)   (7,864)
       (Increase) decrease in other receivables.............    (1,496)     1,090       371
       Increase in other current assets.....................      (576)       (26)       (7)
       Increase (decrease) in accrued workers' compensation
          premiums and health loss reserves.................       696     12,969    (4,672)
       Increase in accrued payroll and payroll taxes........     9,004     12,208     6,393
       Increase in accounts payable and other accrued
          liabilities.......................................        81      8,405     1,712
       Increase in long-term liabilities....................        --         --     1,159
       Increase in customer deposits and prepayments........        94        101       578
                                                              --------   --------   -------
          Net cash provided by (used in) operating
            activities......................................     8,991      4,863    (1,923)
                                                              --------   --------   -------
Cash flows from investing activities:
  Proceeds from sale of assets..............................        43         63        18
  Capital expenditures......................................      (751)   (11,619)   (5,923)
  Other assets..............................................      (615)        --        34
                                                              --------   --------   -------
          Net cash used in investing activities.............    (1,323)   (11,556)   (5,871)
                                                              --------   --------   -------
Cash flows from financing activities:
  Preferred and common partner contributions................        52      2,099    21,103
  Proceeds from sale-leaseback of fixed assets..............        --      3,439       597
  Repurchase of preferred and common partners' interest.....    (1,691)      (468)   (3,177)
  Proceeds (repayments) from revolving credit -- net........     5,800     (3,300)   (2,500)
  Proceeds from long-term debt..............................    25,000         --        --
  Partner capital and tax distributions.....................   (11,774)      (545)       --
  Repurchase of common limited partner warrants.............    (8,100)        --        --
  Repayment of long-term debt...............................   (12,000)    (1,050)   (6,250)
  Payments under capital leases.............................        --       (786)   (1,920)
  Debt issuance costs.......................................    (1,866)      (297)      (60)
                                                              --------   --------   -------
          Net cash (used in) provided by financing
            activities......................................    (4,579)      (908)    7,793
                                                              --------   --------   -------
Net increase (decrease) in cash.............................     3,089     (7,601)       (1)
Cash beginning of year......................................     4,525      7,614        13
                                                              --------   --------   -------
Cash end of year............................................  $  7,614   $     13   $    12
                                                              ========   ========   =======
Supplemental disclosure:
Interest paid...............................................  $  1,091   $  3,438   $ 3,485
                                                              ========   ========   =======

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The accompanying consolidated financial statements include the accounts of Staff Capital, L.P. ("Staff Capital") and all of its subsidiaries (collectively, the "Partnerships"). Staff Capital has a 99% limited partnership interest in each of its consolidated subsidiaries. Staff Acquisition, Inc., the general partner of Staff Capital, directly owns the remaining 1% general partnership interest in each of the consolidated subsidiaries. All significant intercompany balances have been eliminated.

     The consolidated financial statements include only those assets, liabilities and results of operations which relate to the business of the Partnerships. The consolidated financial statements do not include any assets, liabilities or operations attributable to the individual partners' activities.

     Staff Capital is headquartered in Bradenton, Florida and provides professional employer services to small to medium-sized businesses in the states of Florida, Texas and Georgia. Staff Capital, through its subsidiaries, provides a broad range of services, including payroll administration , risk management, benefits administration, unemployment services and other human resource management services to their clients. The Partnerships are paid a service fee to cover the cost of certain employment related taxes, workers' compensation insurance coverage and administration and field services, plus a markup to cover overhead and to provide a profit.

     On February 28, 1997, Staff Capital agreed to a reorganization in which the common limited partners will exchange 100% of their common limited partnership interests for all of the current outstanding stock of a newly-formed holding company, Staff Leasing, Inc. (See Note 11). Subsequent to the exchange, Staff Leasing, Inc. will own the 99% common limited partnership interest in Staff Capital.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Partnerships more significant estimates relate to the reserve for health benefit claims. Actual results could differ from those estimates.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the lesser of the remaining estimated useful lives of the related assets or lease terms, as follows:

                                                              YEARS
                                                              ------
Automobiles.................................................    5
Computer hardware and software..............................    5
Furniture and equipment.....................................  5 to 7
Leasehold improvements......................................    10

     Goodwill -- Goodwill is being amortized using the straight-line method over a period of 20 years. The Partnerships continually evaluate the reasonableness of their amortization for intangibles. In addition, if it becomes probable that expected future undiscounted cash flows associated with intangible assets are less than their carrying value, the assets are written down to its fair value.

     Impairment of Long-Lived Assets -- In March 1995, Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("SFAS No. 121") was issued. SFAS No. 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The Partnerships adopted SFAS No. 121 in the first quarter of 1996 with no material effect on the consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Other Assets -- Included in other assets at December 31, 1996 are organization costs of $612, non-competition covenant costs of $265, and debt issuance costs of $2,223, (See Note 4). Of the debt issuance costs, $818 was paid to certain lenders that are also Common Limited Partners of Staff Capital during 1995. Organization costs are being amortized over a period of five years using the straight-line method, while debt issuance costs are amortized over the life of the related debt using the effective interest rate method. Costs related to non-competition covenants are being amortized over five years which corresponds to the life of the agreements.

     For the years ended December 31, 1994, 1995 and 1996, total amortization of other assets, including amortization of goodwill of approximately $730 per year, was $1,965, $1,602 and $1,457, respectively.

     Revenue Recognition -- Service revenues are recognized in the period in which the worksite employee works. The accrual for payroll and payroll taxes represents the portion of payroll paid subsequent to year end for which the worksite employee worked prior to year end. Included in accounts receivable at December 31, 1995 and 1996 were accruals of $22,380 and $23,355, respectively, representing accrued payroll and payroll taxes plus the normal gross profit percentage.

     Sales and Marketing Commissions and Client Referral Fees -- Sales and marketing commissions and client referral fees are expensed as incurred. Such expenses are classified in salaries, wages and commissions in the consolidated statement of operations.

     Workers' Compensation -- Workers' compensation claims incurred by worksite employees are fully insured through a guaranteed cost arrangement with Liberty Mutual.

     Health Benefits -- Health benefit claims incurred by worksite employees under the Partnerships' health minimum premium arrangements are expensed by the Partnerships as incurred. (See Note 5).

     Stock-Based Compensation -- In 1996, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). SFAS No. 123 encourages, but does not require companies to record at fair value compensation cost for stock-based employee compensation plans. The Partnership accounts for equity-based compensation arrangements under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and intends to continue to do so. Accordingly, compensation cost for restricted partnership equity issued to employees is measured by the excess of the fair value of such restricted interests at the measurement date over the amount an employee is required to pay or has paid.

     Income Taxes -- The Partnerships have operated as limited partnerships since they were formed on November 5, 1993, and accordingly, have not recorded any provision or benefit for federal and state income taxes, nor any related assets or liabilities. The tax effects of the Partnerships' activities accrue to the individual partners. Prior to the closing of the proposed public offering, Staff Capital will reorganize its structure to a corporate form, as described in
Note 11.

     Statement of Cash Flows -- During 1995 and 1996, Staff Capital entered into several capital leases. Fixed assets subject to capital leases, having a value of $2,416 were excluded from the statement of cash flows at December 31, 1995. During 1996, $2,198 of existing Preferred Limited partnership interests were converted to Class A Interests and $6,773 of Common Limited partnership interests were converted to Class B Interests. Cash equivalents are defined as short-term investments with original maturities of three months or less.

2. THE PARTNERSHIP

     General -- Staff Capital was formed on November 5, 1993 for the purpose of acquiring and operating the assets of Staff Leasing, Inc., Total Employee Leasing Services, Inc., Staff Insurance, Inc., E.I.F., Inc., Tele-Smart, Inc. and Staff Leasing of Georgia, Inc. (collectively the "operating subsidiaries") which were acquired

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

on November 5, 1993. During 1995, E.I.F., L.P. and Tele-Smart, L.P. were liquidated and their residual net assets were distributed to a partnership within the consolidated group.

     During the year ended December 31, 1994, Staff Capital acquired Florida Payroll Leasing Services, L.P. (currently known as Staff Leasing V, L.P.). In addition, during the year ended December 31, 1994, Staff Capital established, through the acquisition of nonoperating entities, Staff Leasing II, L.P., Staff Leasing III, L.P., Total Employee Leasing Services of Georgia, L.P. (currently known as Staff Leasing II of Georgia, L.P.), Staff Leasing of Texas, L.P. and Staff Leasing of Texas II, L.P. to engage in employee leasing. As of December 31, 1996, only Staff Leasing of Texas L.P., Staff Leasing of Georgia, L.P., Staff Leasing II, L.P. and Staff Leasing V, L.P. have commenced operations.

     Common Limited Partnership Interests -- The common ownership structure of Staff Capital is 1% owned by the General Partner -- Staff Acquisition, Inc. and 99% owned by the Common Limited Partners. The General Partner also owns the 1% general partnership interest in each of the operating subsidiaries. The percentage ownership by the General Partner of the operating subsidiaries, plus its share of income and losses allocated thereon, is reflected as minority interest in the consolidated balance sheets and statements of operations of Staff Capital.

     The General Partner and Common Limited Partners have made capital contributions in the following amounts (net of contribution notes receivable):

                                                                                  COMMON
                                                           GENERAL PARTNER   LIMITED PARTNERS
                                                           ---------------   ----------------
Aggregate capital contributions through December 31,
  1996...................................................       $300              $5,468

     The contribution notes receivable consisted of twelve notes in an aggregate amount of $326 at December 31, 1995 and twenty notes in an aggregate amount of $371 at December 31, 1996 from Common Limited Partners. Principal under these notes is due on November 1, 2000. Interest is payable quarterly at rates ranging from 5.22% to 7.12% per annum.

  Redeemable Preferred Partnership Interests

     Class B Interests -- On August 31, 1996, certain Common Limited Partners exchanged a portion of their Common Limited partnership interests for cash and Class B Interests. Class B Interests earn a fixed return of 5.86% per annum and are mandatorily redeemable on the earlier of July 1, 1997 or in the event Staff Capital shall have issued additional securities in an initial public offering. If the Class B Interests are not so redeemed on the mandatory redemption date, they shall automatically convert back to Common Limited partnership interests with the same ownership percentages as if they had never been converted originally. At December 31, 1996, $6,906 in Class B Interests are outstanding. Included in this balance is $134 of accrued fixed return earned during the year. The accrued fixed return has been classified as a reduction of Common Limited partnership interests with a corresponding increase to Redeemable Preferred Partnership Interests.

     Class A Interests -- On April 26, 1996, Staff Capital issued $21,710 in Class A Interests. Included in this amount was the conversion of $2,198 of existing Preferred limited partnership interests. The net cash proceeds amounted to $17,762 after deducting issuance fees of $1,200 and notes receivable of $550. In August 1996, Staff Capital sold an additional $3,135 of Class A Interests before deduction of issuance fees of $60. Approximately $510 of the issuance fees paid were paid to the General Partner and a Common Limited Partner for financing services performed.

     The Class A Interests were issued in series A-1, A-2 and A-3, and are mandatorily redeemable on the earlier of March 31, 2001 or an initial public offering of additional securities. The Class A Interests earn a fixed return of 8% per annum until April 30, 1997, 10% per annum subsequent to April 30, 1997 until April 30,

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1998 and 12% per annum thereafter until the mandatory redemption date. Subsequent to July 31, 1996 and prior to the mandatory redemption date, any Class A Limited Partner may convert his Class A Interest, in whole or in part, into a Common Limited partnership interest at such ownership percentage as defined in the Amended and Restated Agreement of Limited Partnership of Staff Capital, L.P. dated April 26, 1996 (the "Agreement"). Any accrued and unpaid return as of the conversion date shall be paid in cash. Additionally, if requested by Staff Capital, subsequent to the earlier of April 30, 1997 or the date on which Staff Capital shall be incorporated, holders of at least 25% of the Class A Interests shall be offered by Staff Capital the opportunity to exchange their Class A Interests for a new class of Preferred limited partnership interests with substantially the same terms as the original except that such new Preferred limited partnership interests shall be non-convertible and include warrants to acquire Common Limited partnership interests with terms equivalent to the conversion terms of the original Class A Interests exchanged.

     For the year ended December 31, 1996, the Class A Interests earned a preferred return of $1,270 which is reflected as a reduction of Common Limited partnership interests with a corresponding increase to Redeemable Preferred Partnership Interests. Additionally, accretion amounting to $170 was also charged to the Common Limited partnership interests representing the 1996 amortization of the initial Class A Interests discount related to the $1,260 of issuance fees. The total discount is being amortized on a straight-line basis through the mandatory redemption date (March 31, 2001). For presentation purposes, both the accretion and the preferred return are being reflected as an increase to net loss to derive the net loss attributable to Common partnership interests in the consolidated statements of operations.

     Contribution notes receivable in an aggregate amount of $585 at December 31, 1996 were due from the Class A Partners. Principal and interest under these notes is due on March 31, 2001. The interest rate on these notes is variable based on the Partnerships' borrowing rate and is compounded annually. The rate at December 31, 1996 was 9.4%.

     A summary of preferred limited partner activity from January 1, 1994 through December 31, 1996 is as follows:

                                                 ORIGINAL    PREFERRED   PREFERRED
                                                 PREFERRED    CLASS A     CLASS B      TOTAL
                                                 ---------   ---------   ---------   ---------
Balance, January 1, 1994.......................   $ 1,528     $    --     $   --      $ 1,528
Repurchase of preferred limited partner
  interests....................................    (1,692)         --         --       (1,692)
Return on preferred interests..................       164          --         --          164
                                                  -------     -------     ------      -------
Balance, January 1, 1995.......................        --          --         --           --
Partner contributions..........................     2,000          --         --        2,000
                                                  -------     -------     ------      -------
Balance, January 1, 1996.......................     2,000          --         --        2,000
Partner contributions..........................        --      20,838         --       20,838
Repurchase of preferred limited partner
  interests....................................        --        (139)        --         (139)
Conversion of common limited partner
  interests....................................        --          --      6,772        6,772
Conversion of preferred limited partner
  interests....................................    (2,198)      2,198         --           --
Accretion of Preferred Class A.................        --         170         --          170
Return on preferred interests..................       198       1,270        134        1,602
Other..........................................        --         (35)        --          (35)
                                                  -------     -------     ------      -------
Balance at December 31, 1996, net of
  contribution notes receivable of $585........   $    --     $24,302     $6,906      $31,208
                                                  =======     =======     ======      =======

     Tax Distributions -- As set forth in the Agreement, the Partnership is required to distribute quarterly a cash distribution in an amount sufficient to enable the Common Partners to discharge their Federal and appropriate state income tax liabilities arising from the recognition of taxable income and gain of Staff Capital

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

to the Partners. Each distribution in respect of taxes shall be allocated in a manner that takes into account the type and amounts of taxable income and gain to the Partners for the period with respect to which such distribution is being made. Any other distributions, including the return of capital, must be made first to the Preferred Limited Partners until the Preferred Limited Partners' capital contributions and the fixed return amount to which the Preferred Limited Partners are entitled has been paid in full; and second, 1% to the General Partner and 99% to the Common Limited Partners to be allocated among the Common Limited Partners pro rata on the basis of their participation percentages.

     For purposes of allocating income, loss and distributions among the Common Limited Partners, the warrants issued to the Preferred Limited Partners were considered to have been exercised. The warrants were exercised during the year ended December 31, 1994.

     Allocations of Net Income and Net Losses -- In accordance with the Agreement, in the event there is net income it shall first be allocated to the General Partner to the extent the General Partner has been previously allocated net losses resulting from capital accounts of the Common Limited Partners being reduced to zero; second to the Preferred Limited Partners to the extent of any accrued and undistributed fixed return; and third 1% to the General Partner and 99% to the Common Limited Partners. Net losses, if any, shall generally be allocated 1% to the General Partner and 99% to the Common Limited Partners until the capital accounts of such Common Limited Partners have been reduced to zero, at which time any excess losses shall be allocated 100% to the General Partner. For the year ended December 31, 1995, the Partnership allocated substantially all of its losses to the General Partner as a result of the capital accounts of its Common Limited Partners having been reduced to zero. For the year ended December 31, 1996, the Partnership allocated certain additional losses to the General Partner as a result of the capital accounts of certain of its Common Limited Partners having been reduced to zero. As of December 31, 1996, the General Partner has been allocated tax losses in excess of the Common Limited Partners capital accounts of $12,900.

3. PROPERTY AND EQUIPMENT

     At December 31, 1995 and 1996, property and equipment (at cost) was comprised of the following:

                                                               1995      1996
                                                              -------   -------
Leasehold improvements......................................  $ 1,144   $ 1,083
Furniture and fixtures......................................    1,428     1,337
Vehicles....................................................      343       163
Equipment...................................................      728       562
Computer hardware and software..............................   12,161    16,746
                                                              -------   -------
Total property and equipment................................   15,804    19,891
Less accumulated depreciation...............................   (2,621)   (3,079)
                                                              -------   -------
                                                              $13,183   $16,812
                                                              =======   =======

     Included in property and equipment at December 31, 1995 and 1996 were $5,855 and $6,452, respectively, of computer hardware, software and equipment under capital leases. Depreciation expense related to such leased assets was $437 and $1,065 for the years ended December 31, 1995 and 1996, respectively. For the years ended December 31, 1994, 1995 and 1996 depreciation expense was $404, $2,285 and $2,257, respectively.

4. LONG TERM DEBT

     Effective December 8, 1994, Staff Capital refinanced its credit agreement. The $38,000 amended and restated credit agreement (the "Credit Agreement") consisted of a $25,000 term loan and a revolving credit

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

facility of $13,000 (which was reduced to $10,000 effective March 31, 1995). Staff Capital has available, a $5,000 letter of credit facility which is included in the revolving credit facility. Borrowings under the Credit Agreement bear interest, at the borrower's option, at either the base rate, or the Eurodollar rate, plus the applicable margin as defined in the Credit Agreement. Interest is generally payable quarterly in arrears unless otherwise specified in the Credit Agreement. In addition, the Partnership must pay a commitment fee of 0.5% on the unutilized revolving loan commitment and a commission of 2.5% on the outstanding letter of credit balance. The notes and any borrowings under the revolver are secured by substantially all of the assets of Staff Capital and are guaranteed by each of the subsidiaries. Staff Capital has guaranteed its subsidiaries' performance under a separate agreement. In addition, the lender has a secured interest in the assets of Staff Insurance, L.P. and Staff Leasing of Georgia, L.P.

     On June 29, 1995, the Credit Agreement was amended and restated for the purpose of increasing the revolving loan commitment by $3,000 through September 30, 1995 as well as extending out the scheduled principal repayments due under the term loan. In exchange for this amendment, Staff Capital issued to certain of the lenders a detachable warrant to purchase a 1% Common Limited partnership interests which was exercisable at a nominal amount. This warrant was valued at $1,080 and is reflected in the consolidated statement of operations as original issue discount amortization which is a component of interest expense. One half of these warrants were exercised in September 1995. The remainder was exercised in April 1996. In addition, Staff Capital paid debt issuance costs of $297.

     Amounts outstanding under the revolving loan facility are payable to the extent of any excess of the then aggregate outstanding revolving principal and outstanding letters of credit, as permitted under the Credit Agreement, over the total revolving loan commitment. Unless otherwise repaid, all outstanding principal shall be due and payable on December 8, 1999. Staff Capital maintains a cash management system whereby available cash balances are utilized to reduce outstanding borrowings under Staff Capital's revolving loan facility. Accordingly, Staff Capital does not maintain significant cash balances but has $10,000 available for borrowings under the amended revolving loan facility and letter of credit at December 31, 1996. At December 31, 1996, there was no balance outstanding under the revolving credit facility.

     The Credit Agreement contains, among other terms and conditions, provisions relating to maintaining specific levels of consolidated net worth and EBITDA (as defined in the Credit Agreement), maintaining a defined ratio of consolidated EBITDA to consolidated interest expense and indebtedness, a limitation on capital expenditures and health care adjustments. At December 31, 1996, Staff Capital was not in compliance with one of the above covenants of the Credit Agreement. On March 5, 1997, Staff Capital obtained an amendment to the Credit Agreement which cured such covenant violation effective December 31, 1996 and reset the covenants for fiscal 1997 and 1998.

     In addition to the scheduled debt principal payments, on an annual basis Staff Capital shall pay additional principal payments in an amount up to 75% of the excess cash flow, as defined in the Credit Agreement.

     In addition to the above, Staff Capital has the right to defer up to $10,000 of payments to a key vendor. All deferred premiums must be repaid on or before September 30, 1999.

     Staff Capital's debt also consists of $5,069 and $3,746 for the years ended December 31, 1995 and 1996, respectively, in capital lease obligations. All but one of the capital leases were entered into during 1995 and primarily represent leases for computer hardware, software and equipment. Several of the capital leases entered into were as a result of sale leaseback transactions at cost, consummated during 1995. One lease was entered into during 1996.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The principal outstanding under the term loan and revolving credit facility, as well as existing capital leases is payable as follows on December 31, 1996:

                                                       TERM NOTES
                                                      AND REVOLVER   CAPITAL LEASES    TOTAL
                                                      ------------   --------------   -------
1997................................................    $ 5,000         $ 2,348       $ 7,348
1998................................................      6,000           1,528         7,528
1999................................................      6,700             127         6,827
2000................................................         --              89            89
                                                        -------         -------       -------
                                                         17,700           4,092        21,792
                                                        -------         -------       -------
Less amounts representing interest..................         --            (346)         (346)
Less current portion................................     (5,000)         (2,092)       (7,092)
                                                        -------         -------       -------
Long-term debt......................................    $12,700         $ 1,654       $14,354
                                                        =======         =======       =======

     The effective interest rate on borrowings and capital lease obligations approximated 12.4% and 9.9% for the years ended December 31, 1995 and 1996, respectively, exclusive of debt issuance cost amortization. The carrying amount of the Partnership's long-term debt approximates fair value.

5. HEALTH BENEFITS

     The Partnerships currently provide health benefits to those worksite employees electing coverage. In October 1994, the Partnerships conducted an open-enrollment in order to increase participation in its health benefit plan. During 1995, the Partnerships incurred significantly higher claims under this plan than projected. The effect of the above plus charges incurred for consultants and vendors in connection with the 1995 health benefit plan was an expense of $20,600, of which $10,500 was accrued at December 31, 1995. The Partnerships took corrective actions in 1995 and 1996.

     During 1996, the Partnerships increased premiums charged to the worksite employees for health benefits and redesigned its benefit offerings to help reduce the level of subsidies experienced during 1995. For the year ended December 31, 1996, the Partnerships recorded a health benefit plan subsidy of $10,100, of which $8,900 was accrued at December 31, 1996. $1,000 of the amount accrued at December 31, 1996 has been classified as long-term due to the expected period the ultimate payments will be made.

     Health benefit claims incurred by worksite employees under the Partnerships' PPO health benefit arrangements are expensed as incurred. The Partnerships' ultimate liability for its PPO health benefit claims is capped at a factor based on premiums as set forth in the Partnerships' minimum premium agreement with their health insurance carrier, with stop loss coverage provided at 125% of projected claims in the 1996 plan year. The Partnerships' HMO liability is equal to its premium. The Partnerships' worksite employees whom elect coverage are fully insured relative to their health benefits subject to the terms of coverage under the health benefit plans. Certain year-end liabilities for accrued insurance premiums and health benefit loss reserves were based upon actuarial estimates of claims incurred under the health plans at December 31, 1995 and 1996, but not reported. The actual ultimate liability may differ from these actuarial estimates.

6. COMMITMENTS AND CONTINGENCIES

     Operating Leases -- The Partnerships occupy office facilities and lease office equipment under operating leases which expire in various years through 2005. Lease expense was $926, $1,887 and $2,602 for the years ending December 31, 1994, 1995 and 1996, respectively. During 1996, approximately $430 of lease expense related to certain automobile leases were paid to an entity owned by a Common Limited Partner.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Future minimum payments under noncancellable operating leases as of December 31, 1996 are as follows:

                        YEAR ENDING
                        DECEMBER 31,                          AMOUNT
                        ------------                          -------
   1997.....................................................  $ 2,282
   1998.....................................................    1,951
   1999.....................................................    1,745
   2000.....................................................    1,634
   2001.....................................................    1,500
   Thereafter...............................................    5,935
                                                              -------
                                                              $15,047
                                                              =======

     Staff Capital has entered into a five-year employment contract with a limited partner which requires annual payments of $362. There are two years remaining under this commitment.

     The Partnerships are party to certain pending claims which have arisen in the normal course of business, none of which, in the opinion of management, are expected to have a material adverse effect on the consolidated financial position or results of operations if adversely resolved.

     The Partnerships' employer and health care operations are subject to numerous federal, state and local laws related to employment, taxes and benefit plan matters. Generally, these regulations affect all companies in the U.S. However, the regulatory environment for professional employer organizations ("PEOs") is an evolving area due to uncertainties resulting from the non-traditional employment relationships. Many federal and state laws relating to tax and employment matters were enacted prior to the development of PEOs and do not specifically address the obligations and responsibilities of these co-employer relationships. If the IRS concludes that PEOs, are not "employers" of certain worksite employees for purposes of the Internal Revenue Code of 1986, as amended (the "Code"), the tax qualified status of the Partnerships' 401(k) retirement plan as in effect prior to April 1, 1997 could be revoked, its cafeteria plan may lose its favorable tax status and the Partnerships may no longer be able to assume the client's Federal employment tax withholding obligations. Any adverse developments in the above noted areas could have a material effect on the Partnerships' financial condition and future results of operations.

7. MANAGEMENT AGREEMENT

     Staff Capital has entered into a management agreement with certain limited partners of Staff Capital whereby they have agreed to provide management support and financial services with respect to the operation and management of Staff Capital. The agreement required an annual fee in the amount of $300, $300 and $400 for the years ended December 31, 1994, 1995 and 1996, respectively. In conjunction with the Reorganization, (See Note 11) the management agreement will be terminated.

8. RETIREMENT PLAN

     The Partnerships currently offer a defined contribution 401(k) retirement plan to its internal employees as well as its external worksite employees. The Partnerships do not match any portion of such employees' elective contributions. Effective April 1, 1997, the Partnerships will offer a new 401(k) plan to its employees which will be designed to be a "multiple employer" plan under the Internal Revenue Code -- Section 413(c). This new plan will enable employee-owners, as well as highly compensated internal and external employees of the Partnerships to participate. Such persons were excluded from the existing 401(k) plan to avoid issues of discrimination in favor of highly-compensated employees.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

9. GEOGRAPHIC MARKET CONCENTRATION AND DEPENDENCE ON KEY VENDORS

     Geographic Market Concentration. Staff Capital has offices in three states and worksite employees in 39 states. Staff Capital's Florida operations accounted for 95%, 91% and 82% of the Partnerships' total worksite employee salaries and wages in 1994, 1995 and 1996, respectively. As a result of the size of Staff Capital's base of worksite employees in Florida and continued growth from its Florida operations, Staff Capital's profitability over the next several years is expected to be largely dependent on economic and regulatory conditions in Florida. Any adverse change in either of these conditions could have a material adverse effect on Staff Capital's profitability and growth prospects.

     Dependence on Key Vendors. The maintenance of health insurance plans that cover worksite employees is a significant part of Staff Capital's business. The current health contracts are provided by vendors with whom Staff Capital has recently established relationships, on terms that Staff Capital believes to be favorable. While Staff Capital believes that replacement contracts could be obtained on competitive terms with other carriers, such replacement could cause a significant disruption to Staff Capital's business resulting in increased client attrition and general dissatisfaction with Staff Capital's service offering. This, in turn, could have a material adverse effect on Staff Capital's future results of operations or financial condition.

     Staff Capital's workers' compensation policy provided by its current vendor, Liberty Mutual Insurance Company, was initially issued in March 1994 and its renewal term does not expire until December 31, 1999. In the event Staff Capital is unable to renew or replace such policy on the same or more favorable terms, such failure could have a material adverse effect on Staff Capital's future results of operations or financial condition.

10. RESTRICTED PARTNERSHIP EQUITY PLAN

     Certain members of Staff Capital's management have purchased common limited partnership equity at prices based upon a formula derived from the original acquisition price of the Partnerships in November, 1993. Prior to July 1995, the sale of such common limited partnership equity interests were restricted to Staff Capital and were not freely transferable. The sales price that Staff Capital would pay, if repurchased, was based upon the same formula used to derive the original purchase price. In July, 1995 Staff Capital enacted a vesting schedule whereby the above-noted restrictions would lapse over a four year vesting period commencing with the first anniversary subsequent to the date of purchase. Accordingly, Staff Capital obtained appraisals in order to derive estimated fair values of the purchased common limited partnership equity interests then owned as of July 1995 and subsequently purchased and recorded deferred compensation expense to the extent that the estimated fair values exceeded the purchase prices. Deferred compensation is being amortized on a straight-line basis over the vesting period. Compensation expense recorded for the year ending December 31, 1996 was approximately $16. Deferred compensation at December 31, 1996 was approximately $296.

     As of December 31, 1996, a total of 12.3% of the outstanding Common Limited partnership interests in Staff Capital has been issued to employees under the restricted partnership interest plan.

11. REORGANIZATION AND INITIAL PUBLIC OFFERING

     Staff Leasing, Inc. ("Staff Leasing") was formed on February 28, 1997 to facilitate a proposed reorganization (the "Reorganization") of Staff Capital. As part of the Reorganization, Staff Capital's Common Limited Partners will exchange their Limited Partnership Interests for all of the outstanding common stock of Staff Leasing. This transaction will be accounted for as a purchase among entities under common control. Subsequent to the Reorganization, Staff Leasing intends to file a registration statement for the initial public offering of its common stock.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     Upon the Reorganization and consummation of the Offering: (i) certain of the Class A preferred limited partnership interests in the Partnership (the "Class A Interests") will be exchanged for an aggregate of 2,029,657 shares of Common Stock; (ii) Certain of the Class A Interests will be exchanged (a) for non-convertible preferred limited partnership interests in the Partnership, which will be repurchased with approximately $9.8 million of the proceeds of the Offering and (b) for Warrants (the "Warrants") to purchase an aggregate of 1,352,253 shares of Common Stock at an aggregate exercise price of approximately $9.8 million ($7.24 per share); (iii) certain of the Class A Interests will be exchanged for (a) an aggregate of 42,523 shares of Common Stock and (b) approximately $0.6 million of the proceeds from the Offering; (iv) the Class B non-convertible preferred limited partnership interests in the Partnership (the "Class B Interests") will be purchased with approximately $6.8 million of the proceeds of the Offering; (v) all of the common limited partnership interests in the Partnership (the "Common Interests") will be exchanged for an aggregate of 17,122,205 shares of Common Stock; and (vi) approximately $2.2 million, payable on the Class A Interests and Class B Interests in respect of the fixed return on such interests (the "Fixed Return Amount"), will be paid from the proceeds of the Offering to the holders of such interests as required under the partnership agreement governing the Partnership.

     Staff Acquisition will remain the general partner of the Partnership with a one percent general partnership interest therein and Staff Leasing will be the sole limited partner of the Partnership with a 99% limited partnership interest therein. Following the Reorganization, the business of the Company will continue to be operated through the Partnership and the OLPs, and for Federal tax purposes, in accordance with the provisions of the partnership agreement governing the Partnership, future taxable income generated by the Partnership will be allocated to Staff Acquisition and not to the Company until Staff Acquisition has been allocated income equal to certain net losses previously allocated to it. The amount of such net losses as of December 1996 was approximately $12.9 million.

     As part of the Reorganization, Charles S. Craig, the Chairman and CEO of the Company and the owner of all of the stock of Staff Acquisition, will enter into a voting trust agreement pursuant to which the Company, as trustee under the voting trust agreement, will possess, and be entitled to exercise, all rights to vote the stock of Staff Acquisition and to give consents or waivers in respect of such stock. The same persons constitute the Boards of Directors of the Company and Staff Acquisition. In addition, Mr. Craig will grant to the Company an option to acquire the stock of Staff Acquisition in exchange for 417,900 shares of Common Stock. The number of shares of Common Stock issuable to Mr. Craig in connection with the exercise of such option was determined on the same basis used to determine the number of shares of Common Stock issued in exchange for the Common Interests.

12. UNAUDITED PRO FORMA INFORMATION:

     Statements of Operations. Prior to the closing of the proposed public offering, Staff Capital will change its structure to a corporate form, as described in Note 11. The objective of the pro forma information is to show what the effects on historical financial statements might have been for the year ended December 31, 1996 had the Partnerships operated in a corporate form. The pro forma adjustment reflects the tax benefit for state and federal income taxes based upon an estimated effective rate of 37%, as if the Company were subject to such taxes. A 100% valuation allowance has been recorded, based on the Partnerships' insufficient levels of taxable income available to recognize benefits of the net operating loss carryforwards.

     Net Loss Per Share Attributable to Common Shareholders. Pro forma net loss per share attributable to common shareholders is based on the weighted average number of shares outstanding using the treasury stock method. Pursuant to the rules of the Securities and Exchange Commission, all warrants granted at a price less than the initial public offering price during the twelve months preceding the Offering date have been included as common stock equivalents in the calculation of weighted average shares outstanding for the period presented.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                MARCH 31,
                                                                   1997
                                                              --------------
                                                              (IN THOUSANDS)
                                                               (UNAUDITED)
                                   ASSETS
Current assets:
  Cash......................................................     $  2,241
  Accounts receivable, net of allowance of $606.............       37,822
  Other receivables.........................................          937
  Other current assets......................................        1,710
                                                                 --------
          Total current assets..............................       42,710
                                                                 --------
Property and equipment -- net...............................       17,059
Goodwill, net of accumulated amortization of $2,496.........       12,175
Other assets, net of accumulated amortization of $1,923.....        1,334
                                                                 --------
          Total assets......................................     $ 73,278
                                                                 ========

                  LIABILITIES AND COMMON PARTNERS' DEFICIT
Current liabilities:
  Current portion of long-term debt.........................     $  7,387
  Accrued workers' compensation premiums and health loss
     reserves...............................................       19,191
  Accrued payroll and payroll taxes.........................       39,706
  Accounts payable and other accrued liabilities............        6,198
  Customer deposits and prepayments.........................        1,391
                                                                 --------
          Total current liabilities.........................       73,873
                                                                 --------
Long-term debt..............................................       12,304
Other long-term liabilities.................................        1,971
Minority interest...........................................           86
Redeemable preferred partnership interests..................       32,220
Common partners' deficit....................................      (47,176)
                                                                 --------
          Total liabilities and common partners' deficit....     $ 73,278
                                                                 ========

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                  THREE MONTHS ENDED
                                                                      MARCH 31,
                                                              --------------------------
                                                                 1996           1997
                                                              -----------    -----------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
                                                                     (UNAUDITED)
Revenues....................................................     $324,720       $402,455
                                                                 --------       --------
Cost of services:
  Salaries, wages and payroll taxes.........................      290,638        362,837
  Benefits, workers' compensation, state unemployment taxes
     and other costs........................................       20,793         19,723
                                                                 --------       --------
          Total cost of services............................      311,431        382,560
                                                                 --------       --------
Gross profit................................................       13,289         19,895
Operating expenses:
  Salaries, wages and commissions...........................        8,956         10,239
  Other general and administrative..........................        4,245          5,387
  Depreciation and amortization.............................          756            845
                                                                 --------       --------
          Total operating expenses..........................       13,957         16,471
                                                                 --------       --------
Operating income (loss).....................................         (668)         3,424
Interest expense............................................        1,016            675
Other expenses..............................................           11             38
                                                                 --------       --------
Net income (loss)...........................................       (1,695)         2,711
Return on preferred interests...............................           60            655
                                                                 --------       --------
Net income (loss) attributable to common partnership
  interests.................................................     $ (1,755)      $  2,056
                                                                 ========
Unaudited pro forma information (Note 4):
  Pro forma adjustments.....................................                          38
                                                                                --------
  Pro forma net income attributable to common
     shareholders...........................................                    $  2,094
                                                                                ========
  Pro forma net income per share attributable to common
     shareholders...........................................                    $    .11
                                                                                ========
  Pro forma weighted average shares outstanding.............                      19,935
                                                                                ========

                See notes to consolidated financial statements.

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF CHANGES IN COMMON
                               PARTNERS' DEFICIT
                       THREE MONTHS ENDED MARCH 31, 1997

                                                                          COMMON
                                                              GENERAL    LIMITED
                                                              PARTNER    PARTNERS    TOTAL
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
                                                                       (UNAUDITED)
Balance at January 1, 1997, net of partner contribution
  notes receivable of $371..................................  $(23,788)  $(25,425)  $(49,213)
Repurchase of common limited partner interests, net.........                  (19)       (19)
Accretion of Preferred Class A..............................                  (64)       (64)
Return on preferred interests...............................                 (591)      (591)
Net income..................................................     2,711                 2,711
                                                              --------   --------   --------
Balance at March 31, 1997, net of partner contribution notes receivable of $357........................................  $(21,077)  $(26,099)  $(47,176)
                                                              ========   ========   ========

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              THREE MONTHS ENDED
                                                                  MARCH 31,
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
                                                                (IN THOUSANDS)
                                                                 (UNAUDITED)
Cash flow from operating activities:
  Net income (loss).........................................  $(1,695)   $ 2,711
  Adjustments to reconcile net income (loss) to net cash
     (used in) provided by operating activities:
     Depreciation and amortization expense..................      756        845
     Amortization of debt issuance costs....................      146        125
     Provision for bad debts................................      110        180
     Other..................................................       13         20
     Changes in assets and liabilities:
       Increase in accounts receivable......................   (4,697)    (4,046)
       Decrease (increase) in other receivables, current....       37       (278)
       Decrease (increase) in other current assets..........      287       (940)
       Decrease in accounts payable and other accrued
        liabilities.........................................   (3,557)    (3,915)
       Increase in accrued payroll and payroll taxes........    5,284      4,427
       Increase in accrued workers' compensation premiums
        and health loss reserves............................    2,640      5,494
       Increase (decrease) in customer deposits and
        prepayments.........................................      351         (5)
       Decrease in other long-term liabilities..............       --        (38)
                                                              -------    -------
          Net cash (used in) provided by operating
           activities.......................................     (325)     4,580
                                                              -------    -------
Cash flows from investing activities:
  Capital expenditures......................................     (958)      (858)
  Other assets..............................................       (5)       (95)
                                                              -------    -------
          Net cash used in investing activities.............     (963)      (953)
                                                              -------    -------
Cash flows from financing activities:
  Preferred and common partners' contributions..............       --        435
  Repurchase of common partners' interest...................       --        (78)
  Proceeds from sale-leaseback of fixed assets..............      597         --
  Payments under capital leases.............................     (468)      (505)
  Borrowings (repayments) of long-term debt, net............    1,159     (1,250)
                                                              -------    -------
          Net cash provided by (used in) financing
           activities.......................................    1,288     (1,398)
                                                              -------    -------
Net increase in cash........................................       --      2,229
Cash -- beginning of period.................................       13         12
                                                              -------    -------
Cash -- end of period.......................................  $    13    $ 2,241
                                                              =======    =======
Supplemental disclosure:
Interest paid...............................................  $   760    $   498
                                                              =======    =======

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                  (UNAUDITED)

1.  GENERAL:

     The accompanying unaudited consolidated financial statements for the three months ended March 31, 1997 have been prepared by Staff Capital, L.P. ("the Company"), without audit. All adjustments which, in the opinion of management, are necessary for a fair presentation of the consolidated financial statements for the three months ended March 31, 1997 have been reflected. All such adjustments are of a normal recurring nature. It is suggested that the March 31, 1997 consolidated financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus for the year ended December 31, 1996.

2.  PROPERTY AND EQUIPMENT:

     At March 31, 1997, property and equipment (at cost) was comprised of the following:

Leasehold improvements......................................  $ 1,093
Furniture and fixtures......................................    1,357
Vehicles....................................................      163
Equipment...................................................      579
Computer hardware and software..............................   17,557
                                                              -------
Total property and equipment................................   20,749
Less accumulated depreciation...............................   (3,690)
                                                              -------
                                                              $17,059
                                                              =======

     Included in property and equipment at March 31, 1997 was $6,452 of computer hardware, software and equipment under capital leases. Depreciation expense related to such leased assets was $252 for the three months ended March 31, 1997. For the three months ended March 31, 1997 depreciation expense was $611.

3.  ADOPTION OF SFAS NO. 128:

     The Company will adopt the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (FAS 128) in the fourth quarter of 1997, as required. The Company will continue to apply APB Opinion No. 15, "Earnings Per Share" until the adoption of FAS 128. The standard specifies the computation, presentation and disclosure requirements for earnings per share.

4.  PRO FORMA INFORMATION:

     Statements of Operations. The objective of the pro forma information is to show what the effects on historical financial statements might have been for the three months ended March 31, 1997 had the Partnerships operated in a corporate form. The pro forma adjustments reflect the tax benefit from state and federal income taxes based upon a estimated effective rate of 37%, as if the Company were subject to such taxes as well as reduction of income allocated to minority interest. A 100% valuation allowance has been recorded, based on the Partnerships' insufficient levels of taxable income available to recognize benefits of the net operating loss carryforwards.

                              STAFF LEASING, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following pro forma consolidated financial information sets forth historical information which has been adjusted to reflect a reorganization (the "Reorganization") which includes, among other things: (i) certain transactions associated with the conversion of the Company into a corporate form (the "Incorporation"); (ii) the issuance by the Company of 3,500,000 shares of Common Stock at an assumed offering price of $16.00 per share in an initial public offering, net of related fees and expenses; (iii) the application of the net proceeds to repay the outstanding term notes and revolver of $16,450; (iv) the application of the net proceeds to repay the outstanding capital lease obligations of $3,241; and (v) the application of the net proceeds to repay certain of the outstanding Preferred Class A and B limited partnership interests.

     Non-recurring expenses as of March 31, 1997 for: (i) the write-off of $895 in unamortized deferred financing costs associated with the repayment of the term notes and revolver which are expected to be repaid with the proceeds of the offering; (ii) the write-off of $194 in unamortized organization costs associated with the reorganization of the structure of the limited partnerships; and (iii) $1,026 of accelerated accretion associated with the early redemption of certain of the Preferred Class A interests have been reflected in the Unaudited Pro Forma Consolidated Balance Sheet.

     The Unaudited Pro Forma Consolidated Balance Sheet assumes the Reorganization took place on the date presented. See "Notes to Unaudited Pro Forma Consolidated Balance Sheet." The pro forma information is based on certain assumptions and estimates that management believes are reasonable in the circumstances and does not purport to be indicative of the results which actually would have been attained had the above transaction occurred as of the date indicated. This information should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this prospectus.

                              STAFF LEASING, INC.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 MARCH 31, 1997

                                                                                   OTHER                 STAFF
                         STAFF       INCORPORATION               STAFF       RECAPITALIZATION        LEASING INC.
                        CAPITAL        PRO FORMA              LEASING INC.       PRO FORMA             PRO FORMA
                          L.P.        ADJUSTMENTS              PRO FORMA        ADJUSTMENTS          (AS ADJUSTED)
                        --------   -----------------          ------------   -----------------       -------------
                                     DR        CR                              DR        CR

                                                              (IN THOUSANDS)
                                                      ASSETS
Current assets:
  Cash................  $  2,241                              $     2,241    $12,011          (5)     $    14,252
  Accounts
    receivable -- net
    of allowance for
    doubtful accounts
    of $440...........    37,822                                   37,822                                  37,822
Other receivables.....       937                                      937                                     937
Other current
  assets..............     1,710                                    1,710                                   1,710
                        --------                              -----------                             -----------
         Total current
           assets.....    42,710                                   42,710                                  54,721
                        --------                              -----------                             -----------
Property and
  equipment --........    17,059                                   17,059                                  17,059
Goodwill -- net.......    12,175                                   12,175                                  12,175
Other assets -- net...     1,334             $   194(1)             1,140              $   895(6)             245
                        --------                              -----------                             -----------
         Total
           assets.....  $ 73,278                              $    73,084                             $    84,200
                        ========                              ===========                             ===========

                                         LIABILITIES AND OWNERSHIP EQUITY
Current liabilities:
  Current portion of
    long-term debt....  $  7,387                              $     7,387    $ 7,387          (5)     $         0
  Accrued workers'
    compensation
    premiums and
    health loss
    reserves..........    19,191                                   19,191                                  19,191
  Accrued payroll and
    payroll taxes.....    39,706                                   39,706                                  39,706
  Accounts payable and
    other accrued
    liabilities.......     6,198                                    6,198                                   6,198
  Customer deposits
    and prepayments...     1,391                                    1,391                                   1,391
                        --------                              -----------                             -----------
         Total current
        liabilities...    73,873                                   73,873                                  66,486
                        --------                              -----------                             -----------
Long-term debt........    12,304                                   12,304     12,304          (5)               0
Long-term
  obligations.........     1,971                                    1,971                                   1,971
Minority interest.....        86   $    86          (2)                 0                                       0
Redeemable preferred
  stock...............                       $18,694(3)            18,694     18,694        (5)(6)              0
Redeemable preferred
  partnership
  interests...........    32,220    32,220          (3)                 0                                       0

                              STAFF LEASING, INC.

                                                                                   OTHER                 STAFF
                         STAFF       INCORPORATION               STAFF       RECAPITALIZATION        LEASING INC.
                        CAPITAL        PRO FORMA              LEASING INC.       PRO FORMA             PRO FORMA
                          L.P.        ADJUSTMENTS              PRO FORMA        ADJUSTMENTS          (AS ADJUSTED)
                        --------   -----------------          ------------   -----------------       -------------
                                     DR        CR                              DR        CR

                                                              (IN THOUSANDS)
                                                 OWNERSHIP EQUITY
Partners' deficit:
  Limited partners'
    interests.........  $(26,099)            $26,099(4)                 0                                       0
  General partner
    interest..........   (21,077)             21,077(4)                 0                                       0
                        --------                              -----------                             -----------
         Total
           partners'
          interests...   (47,176)                                       0                                       0
Shareholders' equity:
  Common stock and
    paid-in-capital...             $11,632    14,124(3)(4)    $     2,492              $51,422(5)(6)  $    53,914
  Shareholder notes
    receivable........                 955          (4)              (955)                                   (955)
  Accumulated
    deficit...........              35,295          (1)(2)(4)     (35,295)   $ 1,921          (5)(6)      (37,216)
                        --------                              -----------                             -----------
         Total
         shareholders'
           equity
          (deficit)...         0                                  (33,758)                                 15,743
                        --------                              -----------                             -----------
         Total
           ownership
           equity.....   (47,176)                                 (33,758)                                 15,743
                        --------                              -----------                             -----------
           Total......  $ 73,278                              $    73,084                             $    84,200
                        ========                              ===========                             ===========
Pro forma outstanding
  common stock........                                         19,194,385                              22,694,385
                                                              ===========                             ===========

                              STAFF LEASING, INC.

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

PRO FORMA CONSOLIDATED BALANCE SHEET

    (1) Adjustment to record the write-off of unamortized organization costs in conjunction with reorganization of the Partnership.

    (2) Adjustment to minority interest to reflect the current deficit balance of the minority interest account.

    (3) Adjustment to reflect the conversion, on a dollar for dollar basis, of Preferred Class B and certain of the Preferred Class A limited partnership interests to Preferred Stock as part of the incorporation as well as the conversion of the remaining Preferred Class A limited partnership interests into 2,029,657 shares of common stock of the newly-formed corporation. The 2,029,657 shares is derived based upon a pro forma total of 21,000,000 shares which the Company has allocated for issuance.

    (4) Adjustment to reflect the exchange of common limited partnership interests for common stock as part of the incorporation.

    (5) Adjustment to give effect to the use of proceeds from the issuance of 3,500,000 shares of common stock at an issuance price of $16.00 per share being offered by the Company to fund the payment of (i) the outstanding term notes and revolver, (ii) the outstanding capital lease obligations and (iii) the redeemable preferred stock which was carried over as a payment obligation to the incorporated Company. Expenses associated with the Offering, including underwriting discounts and commissions, are estimated to be $5,220, resulting in estimated net proceeds to the Company of $50,780.

    (6) Adjustment to record the write-off of unamortized debt issuance costs associated with the repayment of the term notes and revolver with the net proceeds from the Offering ($895) and record the accelerated accretion on the redemption of the redeemable preferred stock ($1,026).

                              Inside Back Cover


Outline description of services provided by the Company to clients, accompanied by illustrative photographs and Company logo.

             ======================================================

  NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN SO AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR SOLICITATION OF, ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Summary Consolidated Financial and
  Operating Data......................    7
Risk Factors..........................    9
The Reorganization....................   14
Use of Proceeds.......................   17
Dividend Policy.......................   17
Capitalization........................   18
Dilution..............................   19
Selected Financial Data...............   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   22
Business..............................   33
Industry Regulation...................   44
Management............................   47
Principal and Selling Shareholders....   52
Certain Transactions..................   54
Description of Capital Stock..........   55
Shares Eligible for Future Sale.......   57
Underwriting..........................   59
Legal Matters.........................   60
Experts...............................   61
Additional Information................   61
Index to Consolidated Financial
  Statements..........................  F-1

                          ---------------------------
  UNTIL               , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS REQUIREMENT IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
             ======================================================
             ======================================================

                                4,000,000 SHARES

                           [STAFF LEASING, INC. LOGO]

                              STAFF LEASING, INC.

                                  COMMON STOCK
                          ---------------------------

                                   PROSPECTUS
                                           , 1997

                          ---------------------------
                                LEHMAN BROTHERS

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MONTGOMERY SECURITIES

             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following are the estimated expenses, other than underwriting discounts and commissions, to be borne by the Company in connection with the issuance and distribution of the Common Stock being registered:

ITEM                                                            AMOUNT
----                                                          ----------
Securities and Exchange Commission registration fee.........  $   25,091
NASD filing fee.............................................       8,780
Nasdaq National Market listing fee..........................      49,000
Blue Sky fees and expenses..................................       8,500
Printing and engraving expenses.............................     175,000
Legal fees and expenses.....................................     275,000
Accounting and tax advisory fees and expenses...............     400,000
Transfer Agent and Registrar fee............................       7,000
Directors' and officers' liability insurance policy
  premiums..................................................     300,000
Miscellaneous...............................................      51,629
                                                              ----------
          Total.............................................  $1,300,000
                                                              ==========

---------------

* To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Charter requires the Company, to the fullest extent permitted or required by the Florida Act, to indemnify its directors and officers against any and all liabilities incurred by reason of the fact that such person was or is a director or officer of the Company or was serving at the request of the Company in the same or a similar capacity for any other corporation, partnership or other entity. Generally, the Florida Act permits indemnification of a director or officer upon a determination that he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The right to indemnification granted in the Charter is not exclusive of any other rights to indemnification against liabilities or the advancement of expenses which a director or officer may be entitled under any written agreement, Board resolution, vote of shareholders, the Florida Act or otherwise.

     The Company has also entered into agreements with each of its current directors and executive officers pursuant to which it is obligated to indemnify those persons to the fullest extent authorized by law and to advance payments to cover defense costs against an unsecured obligation to repay such advances if it is ultimately determined that the recipient of the advance is not entitled to indemnification. The indemnification agreements provide that no indemnification or advancement of expenses shall be made (a) if a final adjudication establishes that the indemnification actions or omissions were material to the cause of certain adjudicated and constitute: (i) a violation of criminal law (unless the indemnitee had reasonable cause to believe that his actions were lawful); (ii) a transaction from which the indemnitee derived an improper personal benefit;
(iii) an unlawful distribution or dividend when the Florida Act; or (iv) willful misconduct or a conscious disregard for the just interests of the Company in a derivative or shareholder action, (b) for liability under Section 16(b) of the Exchange Act, or (c) if a final decision by a court having jurisdiction in the matter determines that indemnification is not lawful.

     At present, the Company is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of the Company in which indemnification would be required or permitted under the Charter, the indemnification agreements or Florida law.

     Reference is made to the Underwriting Agreement filed as Exhibit 1 to this Registration Statement, which contains provisions pursuant to which each Underwriter agrees to indemnify the Company, each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, each director of the Company and each officer of the Company who signs this Registration Statement against losses, liabilities, and reasonable expenses, including attorneys' fees, arising out of claims under the Securities Act based upon material misstatements or omissions of material facts in any Preliminary Prospectus, the Prospectus, or this Registration Statement, but only to the extent that such misstatement or omission was made in any Preliminary Prospectus, the Prospectus, or this Registration Statement in reliance upon and in conformity with written information furnished to the Company by the Underwriters expressly for use therein.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, enforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, office or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company undertakes, unless in the opinion of its counsel the matter has been settled by controlling precedent, to submit to a court of appropriate jurisdiction the question whether such indemnification by its is against public policy as expressed in the Act and agrees to be governed by the final adjudication of such issue.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     During the last three years, Staff Capital, L.P. ("Staff Capital") sold limited partnership interests, consisting either of common limited partnership interests ("Common Interests") or preferred limited partnership interests ("Class A Interests") (and in one case, a warrant to purchase Class A Interests) for consideration consisting either of cash or promissory notes (and with respect to warrants sold to certain lenders in consideration of the lenders' financing of Staff Capital). These transactions are summarized in the table below. No underwriters were involved in any of these transactions. Staff Capital relied upon the exemption provided by Section 4(2) of the Securities Act of 1933 (the "1933 Act") from the registration provisions of the 1933 Act. Each of the securities issued was restricted as to transfer and the purchasers acquired such securities for investment and not with a view to the distribution thereof. All but 23 of the purchasers were believed by the Company to be "accredited investors" within the meaning of Rule 501 under the Act.

(a) Sales to Officers and Directors

                                                             SECURITIES SOLD     CONSIDERATION RECEIVED
OFFICERS                                                   -------------------   -----------------------
                                                            COMMON    CLASS A       CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST    PAYMENT       NOTES
------------                   ---------                   --------   --------   ----------   ----------
  8/16/94      Jules Kortenhorst(1)......................  1.95   %                            $202,588
   1/1/95      John E. Panning(1)........................  1.50                                  95,227
  4/26/96      John E. Panning(2)........................               0.0303%  $   45,250
 12/31/96      John E. Panning(1)........................  0.15                                  10,356
  8/30/96      John E. Panning(2)........................               0.0528       80,000
  8/30/96      Alyssa W. Panning(2)......................               0.0066       10,000
  8/30/96      Rachael Panning(2)........................               0.0066       10,000
   6/1/95      James F. Manning(1).......................  1.00                                  63,480
   8/1/95      James F. Manning(1).......................  1.00                                  69,040
  4/26/96      James F. Manning(2).......................               0.2389      356,250
  8/30/96      James F. Manning(2).......................               0.0330       50,000
   6/1/95      Anthony Danon(1)..........................  0.10                                   6,348
  4/26/96      Anthony Danon(2)..........................               0.0671       50,000      50,000
  8/30/96      Anthony Danon(2)..........................               0.0660      100,000
   6/1/95      Chris Weeks(1)............................  0.10                                   6,348
   6/1/95      John C. Whitney(1)........................  0.63                                  39,678

                                                             SECURITIES SOLD     CONSIDERATION RECEIVED
OFFICERS                                                   -------------------   -----------------------
                                                            COMMON    CLASS A       CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST    PAYMENT       NOTES
------------                   ---------                   --------   --------   ----------   ----------
  4/26/96      John C. Whitney(2)........................               0.1463%  $   87,250    $131,000
  8/30/96      John C. Whitney(2)........................               0.0330       50,000
   6/1/95      Joyce Lohse(1)............................  0.10   %                               6,348
  4/26/96      Joyce Lohse(2)............................               0.0134       10,000      10,000
   6/1/95      Richard A. Goldman(1).....................  1.00                                  63,469
  4/26/96      Richard A. Goldman(2).....................               0.1148       88,750      82,500
  4/26/96      Trust f/b/o Zachary I. Goldman(2).........               0.0022        3,333
  4/26/96      Trust f/b/o Zoe A. Goldman(2).............               0.0022        3,333
 12/31/96      Richard A. Goldman(1).....................  0.15                                  10,356
   8/1/95      Susan Dupper(1)...........................  0.10                                   6,904
  4/26/96      Susan Dupper(2)...........................               0.0065        4,875       4,875
   1/1/96      Kim Rutledge(1)...........................  0.05                                   3,452
   1/1/96      Jayne Hill(1).............................  0.05                                   3,452
  4/26/96      Jayne Hill(2).............................               0.1341      100,000     100,000
   1/1/96      Joseph A. Gulash, Jr.(1)..................  0.05                                   3,452
  4/26/96      Joseph A. Gulash, Jr.(2)..................               0.0040        3,000       3,000
   8/1/95      Greg Surles(1)............................  0.10                                   6,904
  4/26/96      Greg Surles...............................               0.0101        7,500       7,500
   1/1/96      John Heffron(1)...........................  0.05                                   3,452
  4/26/96      John Heffron(2)...........................               0.0067       10,000
  1/15/96      John Bilchak, Jr.(1)......................  0.28                                  18,986
  4/26/96      John Bilchak, Jr.(2)......................               0.0426       31,750      31,750
  8/30/96      John Bilchak, Jr.(2)......................               0.0330       50,000
 12/31/96      John Bilchak, Jr.(1)......................  0.15                                  10,356
  8/30/96      Genevieve Sullivan(2).....................               0.0350       50,000
  8/31/96      Genevieve Sullivan(1).....................  0.05                                   3,452
  4/26/96      Charles S. Craig(2).......................               0.4896      730,144
  8/30/96      Charles S. Craig(2).......................               0.0165       25,000
  4/30/96      Charles S. Craig Rollover IRA(2)..........               0.3319      494,945
  8/30/96      Charles S. Craig Rollover IRA(2)..........               0.0495       75,000
  8/30/96      SEP Plan of Charles S. Craig(2)...........               0.0528       80,000
  4/26/96      Trust f/b/o K.C. Craig(2).................               0.3395      506,270
  8/30/96      Trust f/b/o K.C. Craig(2).................               0.0495       75,000
  4/26/96      Trust f/b/o N.H. Craig(2).................               0.3395      506,270
  8/30/96      Trust f/b/o N.H. Craig(2).................               0.0495       75,000
  4/26/96      David Varnadore(2)........................               0.0034        5,000
  8/31/96      Richard Bibler(1).........................  0.05                                   3,452
  1/31/97      Kelly Marshall(1).........................  0.05                                   3,452
  1/31/97      Thomas Shehan(1)..........................  0.05                                   3,452
  1/31/97      Joyce Lillis McGill(1)....................  0.50                                  34,520
  1/31/97      John Geis(1)..............................  0.05                                   3,452

                                                             SECURITIES SOLD     CONSIDERATION RECEIVED
DIRECTORS(4)                                               -------------------   -----------------------
                                                            COMMON    CLASS A       CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST    PAYMENT       NOTES
------------                   ---------                   --------   --------   ----------   ----------
  3/31/94      Elliot Ross(4)............................  0.20   %              $   14,292
  4/26/96      Elliot Ross(2)............................               0.0304%      45,311
  8/30/96      Elliot Ross(2)............................               0.0165       25,000
  7/31/94      Nolan Ryan(4).............................  0.20                      19,339
  8/30/96      George B. Beitzel(2)......................               0.0330       50,000

                                                             SECURITIES SOLD     CONSIDERATION RECEIVED
DIRECTORS(4)                                               -------------------   -----------------------
                                                            COMMON    CLASS A       CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST    PAYMENT       NOTES
------------                   ---------                   --------   --------   ----------   ----------
  4/26/96      George B. Beitzel Grantor Trust(2)........               0.0757%  $  112,922
  8/30/96      George B. Beitzel Grantor Trust(2)........               0.0330       50,000
  4/26/96      George B. Beitzel IRA Rollover(2).........               0.0138       20,510
  4/26/96      Mary L. Beitzel(2)........................               0.1353      201,832
  4/26/96      Mary L. Beitzel Grantor Trust(2)..........               0.0757      112,922
  8/30/96      Mary L. Beitzel Grantor Trust(2)..........               0.0330       50,000
  4/26/96      Ronald Davis(2)...........................               0.3035      452,685
  8/30/96      Ronald Davis(2)...........................               0.1319      200,000
  4/26/96      William J. Mullis Grantor Trust(2)........               0.3744      558,369
  4/26/96      David T.K. Sarda(2).......................               0.0667       99,475
  4/26/96      Aileen Sarda(2)...........................               0.0489       72,915
  4/26/96      IRA for David Sarda SEP(2)................               0.0640       95,467
  8/30/96      IRA for David Sarda SEP(2)................               0.0148       22,500
  4/26/96      Pro Employer Invest Inc.(2)...............               0.0536       80,000
  4/26/96      Sarda Family Trust(2).....................               0.0110       16,332

(b) Institutional purchasers in financing transactions:

                                                             SECURITIES SOLD     CONSIDERATION RECEIVED
                                                           -------------------   -----------------------
                                                            COMMON    CLASS A       CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST    PAYMENT       NOTES
------------                   ---------                   --------   --------   ----------   ----------
   1/1/95      Banque Paribas............................  0.25   %              $   15,871
  7/31/95      Banque Paribas............................  0.50   (3)                   100
  4/26/96      Banque Paribas(2).........................               6.2319%   9,294,185
  1/30/97      Banque Paribas............................               0.2434      370,000
   7/1/95      Pilgrim Prime Rate Trust..................  0.50   (3)                   100
  4/26/96      Pilgrim Prime Rate Trust(2)...............               0.0409       61,000
  4/26/96      Indosuez Staff Capital Partners(2)........               0.1397      208,315
  4/26/96      S.F. Invesco LLC(2).......................               2.0618    3,075,000

(c) All others:

                                                              SECURITIES SOLD       CONSIDERATION RECEIVED
                                                           ----------------------   -----------------------
                                                            COMMON      CLASS A        CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST(2)    PAYMENT       NOTES
------------                   ---------                   --------   -----------   ----------   ----------
  4/15/96      Howard Kinchelow..........................  0.05   %                               $  3,452
  8/30/96      Richard Barovick..........................                  0.1319%  $  200,000
  8/30/96      Andrew Barovick Protective Trust..........                  0.0660      100,000
  8/30/96      Harriett J. Barovick Protective Trust.....                  0.0660      100,000
  8/30/96      Jon E. Barovick Protective Trust..........                  0.0660      100,000
  4/26/96      F. Harlan Batrus..........................                  0.0671      100,000
  8/30/96      Eunice Becker.............................                  0.0066       10,000
  4/26/96      Bitco International, Inc..................                  0.0676      100,832
  8/30/96      Bitco International, Inc..................                  0.0330       50,000
  8/30/96      Breydon Ltd. (J. Hummel)..................                  0.1979      300,000
  4/26/96      Robert M. Burnett.........................                  0.2682      400,000
  4/26/96      John W. Chidsey III.......................                  0.0134       20,000
  4/26/96      R. Haynes Chidsey.........................                  0.0201       30,000
  4/26/96      MLS Craig.................................                  0.0087       12,922
  4/26/96      Double Black Diamond L.P..................                  0.0503       75,000
  4/26/96      Jonathan Fauver...........................                  0.0236       35,208

                                                              SECURITIES SOLD       CONSIDERATION RECEIVED
                                                           ----------------------   -----------------------
                                                            COMMON      CLASS A        CASH      PROMISSORY
DATE OF SALE                   PURCHASER                   INTEREST   INTEREST(2)    PAYMENT       NOTES
------------                   ---------                   --------   -----------   ----------   ----------
  4/26/96      Massimo Ferragamo.........................                  0.0236%  $   35,208
  4/26/96      Robert H. Flint...........................                  0.0173       25,842
  8/30/96      GKP, LLC..................................                  0.1979      300,000
  4/26/96      Scott Grayson.............................                  0.0168       25,000
  4/26/96      W. Bradley Hall...........................                  0.0037        5,476
  8/30/96      Wendi Becker Hoak.........................                  0.0066       10,000
  4/26/96      Ronald Jewell.............................                  0.0168       25,000
  4/26/96      Jonathan H. Kagan.........................                  0.0048        7,208
  4/26/96      Barbara Kelly.............................                  0.0101       15,000
  4/26/96      Jules Kortenhorst Family Trust............                  0.0137       10,250    $ 10,250
  4/26/96      Jules Kortenhorst.........................                  0.1592      118,750     118,750
  4/26/96      TR Lifetime Benefit Alison Large..........                  0.0035        5,208
  4/26/96      TR Lifetime Benefit David Laird...........                  0.0035        5,208
  4/26/96      TR Lifetime Benefit John Laird............                  0.0035        5,208
  4/26/96      TR Lifetime Benefit K. Dalgleis...........                  0.0035        5,208
  4/26/96      Paul Maddock, Jr..........................                  0.0514       76,687
  8/30/96      Paul Maddock, Jr..........................                  0.0330       50,000
  4/26/96      C.P. Marshall.............................                  0.0168       25,000
  8/30/96      C.P. Marshall.............................                  0.0165       25,000
  4/26/96      Anthony Miller............................                  0.0048        7,208
  8/30/96      Marci Morelli.............................                  0.0066       10,000
  4/26/96      Peter K. Pak..............................                  0.0268       40,000
  4/26/96      IRA for Theresa Perruzza SEP..............                  0.0093       13,812
  8/30/96      IRA for Theresa Perruzza SEP..............                  0.0049        7,500
  4/26/96      Eugene Peters.............................                  0.0101       15,000
  4/26/96      N.C. Rumbough.............................                  0.0413       61,527
  4/26/96      Stanley Rumbough, Jr......................                  0.1836      273,886
  8/30/96      Stanley Rumbough, Jr......................                  0.1649      250,000
  4/26/96      Nolan Ryan................................                  0.0036        5,355
  4/26/96      John Sabre................................                  0.0671      100,000
  8/30/96      John Sabre................................                  0.0660      100,000
  4/26/96      Deferred Comp TR J. Sabre.................                  0.1006      150,000
  8/30/96      Deferred Comp TR J. Sabre.................                  0.0660      100,000
  7/31/94      Don Sanders...............................  0.10   %                      9,670
  4/26/96      Don Sanders...............................                  0.0018        2,679
  4/26/96      Nandy Sarda...............................                  0.0738      109,990
  4/26/96      Nandy Sarda IRA Rollover..................                  0.3272      488,000
  4/26/96      Evangeline M. Sarda.......................                  0.0142       21,249
  4/26/96      Linda S. Sarda............................                  0.0338       50,416
  4/26/96      Maya M. Sarda.............................                  0.0142       21,249
  4/26/96      Ram M. Sarda..............................                  0.0271       40,416
  4/26/96      Rughnath B. Sarda.........................                  0.0190       28,332
  4/26/96      Seagrape L.P..............................                  0.6705    1,000,000
  8/30/96      Seagrape L.P..............................                  0.1253      190,000
  4/26/96      Barbara Skislock..........................                  0.0011        1,666
  4/26/96      Brendan J. Skislock.......................                  0.0047        7,000
  4/26/96      Moira Skislock............................                  0.0040        6,000
  4/26/96      Rory Skislock.............................                  0.0011        1,666
  8/30/96      Waveland Partners, L.P....................                  0.1319      200,000
  8/30/96      W.M.P.B. Inc..............................                  0.0330       50,000

                                            (footnotes appear on following page)

---------------

(1) These sales were to management employees as a part of the Restricted Equity Plan (See "Management Executive Compensation").
(2) These transactions consist of sales of Class A Preferred Interests to an aggregate of 95 investors, of whom all but 23 were accredited investors. Of the purchasers, 18 purchasers exchanged previously held interests in Staff Capital for the Class A Preferred interests.
(3) These securities consisted of warrants to purchase Common Interests and were issued as a part of the June 1995 refinancing. The exercise price for each warrant was the $100.
(4) These Common Interests were issued to new members of the Board of Directors (or to members of their families, retirement plans, or trusts for their benefit, as directed by them) of the Company or its affiliates, in conjunction with their election to such Boards.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits:


EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
 1.1       --  Form of Underwriting Agreement.***
 3.1       --  Articles of Incorporation of Staff Leasing, Inc.**
 3.2       --  Bylaws of Staff Leasing, Inc.**
 4.1       --  Specimen Common Stock certificate.**
 4.2       --  See Exhibits 3.1 and 3.2 for the provisions of Staff
               Leasing, Inc.'s Articles of Incorporation and Bylaws
               governing the rights of holders of securities of Staff
               Leasing, Inc.
 4.3       --  Form of proposed Agreement and Plan of Merger by and among
               SLI Transitory, L.P., Staff Capital, L.P. and Staff Leasing,
               Inc.**
 4.4       --  Proposed form of Warrant to be issued to certain former holders of Class A Limited Partnership Interests in Staff
               Capital, L.P.**
 5.1       --  Opinion of Powell, Goldstein, Frazer & Murphy LLP.**
10.1       --  1997 Stock Incentive Plan of Staff Leasing, Inc.**
10.2       --  Form of Indemnification Agreement dated March 3, 1997, between Staff Leasing, Inc. and each of its directors and
               executive officers.**
10.3       --  Form of Executive Agreement between Staff Leasing, Inc. and its executive officers.**
10.4       --  Form of proposed Voting Trust Agreement by and between
               Charles S. Craig and Staff Leasing, Inc., together with
               related Voting Trust Certificate.**
10.5       --  Form of proposed Option to Purchase Agreement by and between
               Charles S. Craig and Staff Leasing, Inc., relating to
               outstanding capital stock of Staff Acquisition, Inc.**
10.6       --  Amended and Restated Credit Agreement among Staff
               Acquisition, Inc., Staff Capital, L.P., various banks and
               Banque Paribas, as Agent, dated as of November 5, 1993 and
               Amended and Restated as of December 8, 1994, together with
               First Amendment thereto dated as of June 29, 1995, Second
               Amendment thereto dated as of April 26, 1996, Third
               Amendment thereto dated as of August 31, 1996, Fourth
               Amendment thereto dated as of November 30, 1996, and Fifth
               Amendment thereto dated as of March 5, 1997 (all of which
               were previously filed) and the Sixth Amendment thereto dated as of May 29, 1997.**
10.7       --  Agreement of Lease dated March 27, 1995 between Quixotic
               Investment Holdings, Inc. (Landlord) and the Company for
               premises located at 600 301 Boulevard West, Suite 202,
               Bradenton, Florida 34205.**

EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
10.8       --  Workers' Compensation and Employers' Liability Policy issued by Liberty Mutual Insurance Company to Staff Leasing,
               effective January 1, 1997.**
10.9       --  1993 Restricted Equity Plan, as Amended and Restated.**
10.10      --  Employment Agreement dated as of November 5, 1993 between
               Staff Leasing, L.P. and William J. Mullis.**
21.1       --  List of Subsidiaries of the Registrant.**
23.1       --  Consent of Powell, Goldstein, Frazer & Murphy LLP (to be
               included in its opinion to be filed as Exhibit 5.1).
23.2       --  Consent of Deloitte & Touche LLP.***
24.1       --  Power of Attorney (included in the signature page in Part II of the Registration Statement).
27.1       --  Financial Data Schedule (for SEC use only).**


---------------

  * To be filed by amendment.
 ** Previously filed.
*** Filed herewith.

     (b) Financial Statement Schedules:

     The financial statement schedule for which provision is made in the applicable accounting regulations of the Commission is included on Page S-1 hereof.

ITEM 17.  UNDERTAKINGS

     The Company hereby undertakes to provide to the Underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act, the Company has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Bradenton, State of Florida on the 23rd day of June, 1997.


                                          STAFF LEASING, INC.

                                          By:    /s/ RICHARD A. GOLDMAN
                                            ------------------------------------
                                                     Richard A. Goldman
                                                         President


     Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                      TITLE                     DATE
                      ---------                                      -----                     ----

                /s/ CHARLES S. CRAIG*                    Chairman of the Board and         June 23, 1997
-----------------------------------------------------      Chief Executive Officer
                  Charles S. Craig

                /s/ JOHN E. PANNING*                     Chief Financial Officer           June 23, 1997
-----------------------------------------------------      (principal financial and
                   John E. Panning                         accounting officer)

               /s/ GEORGE B. BEITZEL*                    Director                          June 23, 1997
-----------------------------------------------------
                  George B. Beitzel

                /s/ RONALD V. DAVIS*                     Director                          June 23, 1997
-----------------------------------------------------
                   Ronald V. Davis

                /s/ MELVIN R. LAIRD*                     Director                          June 23, 1997
-----------------------------------------------------
                   Melvin R. Laird

                /s/ JAMES F. MANNING*                    Director                          June 23, 1997
-----------------------------------------------------
                  James F. Manning

               /s/ WILLIAM J. MULLIS*                    Director                          June 23, 1997
-----------------------------------------------------
                  William J. Mullis

                 /s/ ELLIOT B. ROSS*                     Director                          June 23, 1997
-----------------------------------------------------
                   Elliot B. Ross

               /s/ DAVID T. K. SARDA*                    Director                          June 23, 1997
-----------------------------------------------------
                  David T. K. Sarda

             *By: /s/ RICHARD A. GOLDMAN
  ------------------------------------------------
                  Attorney-in-fact


                          INDEPENDENT AUDITORS' REPORT

To the Partners
Staff Capital, L.P.
Bradenton, Florida

     We have audited the consolidated financial statements of Staff Capital, L.P. (a Delaware limited partnership) and subsidiaries as of December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 and have issued our report thereon, dated March 5, 1997 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of Part II of this Registration Statement. This financial statement schedule is the responsibility of management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

Deloitte & Touche LLP

Stamford, CT
March 5, 1997

                      STAFF CAPITAL, L.P. AND SUBSIDIARIES

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                          SCHEDULE II (REG 210.12-09)

                                                               ADDITIONS
                                                            ----------------     DEDUCTIONS
                                              BALANCE AT       CHARGED TO      ---------------
                                             BEGINNING OF        COSTS         WRITE-OFFS, NET    BALANCE AT
                                                PERIOD        AND EXPENSES      OF RECOVERIES    END OF PERIOD
                                             ------------   ----------------   ---------------   -------------
                                                                  (AMOUNTS IN THOUSANDS)
Description
Year ended December 31, 1996
  Allowance for Doubtful Accounts..........      $784            $  651             $995             $440
                                                 ====           =======             ====             ====
Year ended December 31, 1995
  Allowance for Doubtful Accounts..........      $302            $1,476             $994             $784
                                                 ====           =======             ====             ====
Year ended December 31, 1994
  Allowance for Doubtful Accounts..........      $342            $  221             $261             $302
                                                 ====           =======             ====             ====

                                       S-2